Exhibit 99.1

MAG SILVER CORP.
Suite 770, 800 West Pender Street
Vancouver, British Columbia V6C 2V6

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING AND
MANAGEMENT INFORMATION CIRCULAR

relating to the

2016 ANNUAL GENERAL AND SPECIAL
MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 15, 2016

Dated May 13, 2016

THIS PAGE INTENTIONALLY LEFT BLANK

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of shareholders of MAG Silver Corp. (the "Company") will be held at The Vancouver Club, 915 West Hastings Street, Vancouver, British Columbia, Canada V6C 3L5 at 10:00 a.m. (Pacific time) on Wednesday, June 15, 2016 for the following purposes:
•	To receive the report of the directors of the Company;
•	To receive the audited financial statements of the Company for the financial year ended December 31, 2015 and accompanying report of the auditor;
•	To elect the eight nominees of the Company standing for election as directors of the Company to hold office for the ensuing year;
•	To appoint Deloitte LLP, an Independent Registered Public Accounting Firm, as the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;
•	To approve the new Shareholder Rights Plan of the Company; and
•	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.
The details of all matters proposed to be put before shareholders at the Meeting are set forth in the management information circular accompanying this Notice of Meeting. At the Meeting, shareholders will be asked to approve each of the foregoing items.
The directors of the Company have fixed May 13, 2016 as the record date for the Meeting (the "Record Date"). Only shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment thereof.
If you are a registered shareholder of the Company and unable to attend the Meeting in person, please exercise your right to vote by completing and returning the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 by 10:00 a.m. (Pacific time) on Monday, June 13, 2016 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chairman of the Meeting at the Chairman's discretion without notice.
If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.
DATED at Vancouver, British Columbia May 13, 2016.
MAG SILVER CORP.

by: "George Paspalas"
      George Paspalas
       President and Chief Executive Officer

MAG SILVER CORP.
SUITE 770, 800 WEST PENDER STREET
VANCOUVER, BRITISH COLUMBIA  V6C 2V6

 MANAGEMENT INFORMATION CIRCULAR

Dated May 13, 2016
This Management Information Circular ("Information Circular") accompanies the Notice of Annual General and Special Meeting (the "Meeting") of the shareholders (the "Shareholders") of MAG Silver Corp. (the "Company") to be held on Wednesday, June 15, 2016 at the time and place and for the purposes set out in the accompanying Notice of Meeting. This Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment or postponement of the Meeting.

PROXIES AND VOTING RIGHTS
General
The solicitation of proxies is being made on behalf of management. It is expected that solicitations of proxies will be made primarily by mail but proxies may also be solicited by telephone or other personal contact by directors, officers and employees of the Company without special compensation. The Company may reimburse Shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxies from their principals. The Company will be using the services of Kingsdale Shareholder Services ("Kingsdale") to provide the following services in connection with the Meeting: review and analysis of the information circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing shareholder proxies, and the solicitation of proxies including contacting Shareholders by telephone. Shareholders needing assistance completing a form of proxy or voting instruction form should contact Kingsdale toll free in North America at 1-866-481-2532. The estimated cost to the Company of such service is $82,000 plus charges for any telephone calls. The costs of solicitation will be borne by the Company.
Only a shareholder whose name appears on the certificate(s) representing its shares (a "Registered Shareholder") or its duly appointed proxy nominee is permitted to vote at the Meeting. A shareholder is a non-registered shareholder (a "Non-Registered Shareholder") if its shares are registered in the name of an intermediary, such as an investment dealer, brokerage firm, bank, trust company, trustee, custodian, administrators of self-administered RRSPs, RRIFs, RESPs and similar plans or other nominee, or a clearing agency in which the intermediary participates (each, an "Intermediary"). Accordingly, most shareholders of the Company are "Non-Registered Shareholders" because the shares they own are not registered in their names but are instead registered in the name of the Intermediary through which they purchased the shares. More particularly, a person is a Non-Registered Shareholder in respect of shares which are held on behalf of that person, but which are registered either: (a) in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of the shares; or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS, which acts as nominee for many Canadian brokerage firms. Shares so held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares held for Non-Registered Shareholders.

These proxy solicitation materials are being sent to both Registered Shareholders and Non-Registered Shareholders. If the Company or its agent has sent these materials directly to a Non-Registered Shareholder, such Non-Registered Shareholder's name and address and information about its holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the securities on such Non-Registered Shareholder's behalf.
Non-Registered Shareholders who have not objected to their Intermediary disclosing certain information about them to the Company are referred to as "NOBOs", whereas Non-Registered Shareholders who have objected to their Intermediary disclosing ownership information about them to the Company are referred to as "OBOs". In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the Notice of Meeting, this Information Circular and the related form of proxy or voting instruction form (collectively, the "Meeting Materials") directly to the NOBOs, and indirectly to the OBOs through their Intermediaries. By choosing to send the Meeting Materials directly to NOBOs, the Company (and not the Intermediary holding shares on behalf of the NOBOs), has assumed responsibility for (i) delivering the Meeting Materials to the NOBOs, and (ii) executing their proper voting instructions.
How to Vote
Registered Shareholders can vote their shares in the following ways:
•	By Mail: Please complete, sign and return the enclosed form of proxy by mail to:
o	Computershare Investor Services Inc.
510 Burrard Street, 3rd Floor
Vancouver, British Columbia
V6C 3B9
•	By Telephone: Shareholders based in Canada or the United States vote by telephone by calling 1-866-732-8683. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a shareholder on the telephone voting system.
•	Internet Voting: You may vote over the internet by going to www.investorvote.com. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a shareholder on the voting website.
•	In Person: Attend the meeting, register with transfer agent upon your arrival, collect a ballot and submit the ballot with your vote at the meeting.

Non-Registered shareholders will receive voting instructions from the intermediary (usually a bank, trust company, broker, securities dealer or other financial institution) through which they hold their shares. Please follow the instructions provided on your voting instruction form to vote your shares. If you need any assistance, please contact Kingsdale Shareholder Services by telephone at 1-866-481-2532 (toll-free within Canada or the United States) or 1-416-867-2272 (for calls outside Canada and the United States) or by e-mail at contactus@kingsdaleshareholder.com.
Appointment of Proxies
Registered Shareholders
The persons named in the accompanying form of proxy are nominees of the Company's management. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for and on the Shareholder's behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the Shareholder must either:
(a)	on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the Shareholder's nominee in the blank space provided; or
(b) complete another proper form of proxy.
In either case, to be valid, a proxy must be dated and signed by the Shareholder or by the Shareholder's attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of, or attorney for, the corporation.
The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed, or a notarially certified copy of the power of attorney or other authority, must be delivered to Computershare Investor Services Inc. ("Computershare"), 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9, or by telephone, internet or facsimile (in accordance with the instructions provided in the form of proxy delivered herewith), by 10:00 a.m. (Pacific time) on Monday, June 13, 2016 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chairman of the Meeting at the Chairman's discretion without notice.
Non-Registered Shareholders
Only Registered Shareholders or duly appointed proxyholders for Registered Shareholders are permitted to vote at the Meeting. Non-Registered Shareholders (whether NOBOs or OBOs) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.
Non-Registered Shareholders that are NOBOs should complete and return the voting instruction form (as opposed to the form of proxy) accompanying this Information Circular as specified in the voting instruction form.
With respect to Non-Registered Shareholders that are OBOs, the Intermediary holding shares on behalf of an OBO is required to forward the Meeting Materials to such OBO (unless such OBO has waived its right to receive the Meeting Materials) and to seek such OBO's instructions as how to vote its shares in respect of each of the matters described in this Information Circular to be voted on at the Meeting. Each Intermediary has its own procedures which should be carefully followed by OBOs to ensure that their Shares are voted by the Intermediary on their behalf at the Meeting. The instructions for voting will be set out in the form of proxy or voting instruction form provided by the Intermediary. OBOs should contact their Intermediary and carefully follow the voting instructions provided by such Intermediary. Alternatively, OBOs who wish to vote their Shares in person at the Meeting may do so by appointing themselves as the proxy nominee by writing their own name in the space provided on the form of proxy or voting instruction form provided to them by the Intermediary and following the Intermediary's instructions for return of the executed form of proxy or voting instruction form.

All references to shareholders in this Information Circular and the accompanying Notice of Meeting and form of proxy are to shareholders of record unless specifically stated otherwise.
Shareholders needing assistance completing and returning a proxy or VIF may call Kingsdale Shareholder Services toll free at 1-866-481-2532.
Revocation of Proxies
A Shareholder who has given a proxy may revoke it at any time before the proxy is exercised:
(a)	by an instrument in writing that is:
(i)	signed by the Shareholder, the Shareholder's legal personal representative or trustee in bankruptcy or, where the Shareholder is a corporation, a duly authorized representative of the corporation; and
(ii)	delivered to Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3 or to the registered office of the Company located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L3 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting;
(b)	by sending another proxy form with a later date to Computershare before 10:00 a.m. (Pacific time) on Monday, June 13, 2016 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting;
(c)	by attending the Meeting and notifying the Chairman of the Meeting prior to the commencement of the Meeting that the Shareholder has revoked its proxy; or
(d)	in any other manner provided by law.
A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.
Voting and Exercise of Discretion by Proxyholders
A Shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for.

If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, it is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company's board of directors for directors and auditor.
The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Information Circular, management of the Company is not aware of any such amendments or variations, or any other matters that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
The authorized capital of the Company consists of an unlimited number of common shares. As at May 13, 2016, the Company had 79,978,933 common shares issued and outstanding.

In accordance with applicable laws, the board of directors of the Company has provided notice of and fixed the record date as of May 13, 2016 (the "Record Date") for the purposes of determining shareholders entitled to receive notice of, and to vote at, the Meeting, and has obtained a list of all persons who are Registered Shareholders at the close of business on the Record Date and the number of common shares registered in the name of each Registered Shareholder on that date. Each Registered Shareholder as at the close of business on the Record Date will be entitled to receive notice of the Meeting and will be entitled to one vote at the Meeting for each common share registered in his or her name as it appears on the list.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, only the following Shareholders beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying 10% or more of the voting rights attached to all outstanding voting securities of the Company:
Name	Number of Shares	Percentage of Outstanding Shares(3)
BlackRock Inc.	12,929,652(1)	16.2%
Industrias Peñoles, S.A.B. DE C.V. and affiliates	9,746,193(2)	12.2%
(1)
The information above has been obtained by the Company from filings on the Securities and Exchange Commission on EDGAR and includes BlackRock Inc.'s participation in the March 2016 financing as of the date of this Information Circular.

(2)	The information above has been obtained by the Company from filings on the System for Electronic Disclosure by Insiders (SEDI) as of the date of this Information Circular.
(3)	The percentage shown has been calculated based on the number of issued and outstanding common shares of the Company as at May 13, 2016.

RECEIPT OF DIRECTORS' REPORT AND FINANCIAL STATEMENTS
The Directors' Report and the consolidated financial statements of the Company for the financial year ended December 31, 2015 and accompanying auditor's report will be presented at the Meeting and have been previously filed under the Company's profile on SEDAR at www.sedar.com.

PARTICULARS OF MATTERS TO BE ACTED UPON
Election of Directors
The board of directors presently consists of eight (8) members. The term of office of each of the present directors expires at the Meeting. The Board proposes to nominate the persons named in the table below for election as directors of the Company. The nominees include each of the existing directors of the Company. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Business Corporations Act (British Columbia) or he or she becomes disqualified to act as a director.

Pursuant to the advance notice policy of the Company adopted by the Board on August 13, 2012, any additional director nominations for the Meeting must have been received by the Company in compliance with the advance notice policy no later than the close of business on May 9, 2016. As no such nominations were received by the Company prior to such date, management's nominees for election as directors set forth below shall be the only nominees eligible to stand for election at the Meeting. A copy of the Company's advance notice policy may be obtained under the Company's profile on SEDAR at www.sedar.com.

The Board adopted a majority voting policy in 2013 as amended in May of 2016. This policy provides that any nominee for election as a director who has more votes withheld than votes for his or her election at the Meeting must immediately tender his or her resignation to the Board following the meeting. This policy applies only to uncontested elections. The Governance and Nomination Committee shall consider any resignation tendered pursuant to the policy and within 90 days after the shareholder's meeting, determine whether or not it should be accepted. The Board shall accept the resignation absent exceptional circumstances. The resignation will be effective when accepted by the Board. A director who tenders a resignation pursuant to this policy shall recuse themselves from any meeting of the Board or the Governance and Nomination Committee and not participate in any deliberations on whether to accept such subject director(s) resignation. The Board will disclose its decision via press release as soon as practicable following receipt of the resignation and provide copy to the TSX. If the Board determines not to accept a resignation, the news release must fully state the reasons for that decision. If a resignation is accepted, the Board may leave the resultant vacancy unfilled until the next annual meeting of the shareholders of the Company, appoint a new director to fill any vacancy created by the resignation or call a special meeting of the shareholders to consider the election of a nominee. A copy of the Company's majority voting policy will be provided to any shareholder of the Company without charge by request to the Corporate Secretary of the Company at Suite 770, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.
The table below sets forth for each management nominee for election as director, (i) their name, (ii) the province or state and country where they reside, (iii) all offices of the Company now held by each of them, including committees on which they serve, (iv) their principal occupations, businesses or employment, (v) the period of time during which each has been a director of the Company, and (vi) the number of common shares of the Company beneficially owned, directly or indirectly, or controlled or directed by them, as of the date of this Information Circular. Management of the Company does not contemplate that any of the proposed nominees will be unable to serve as a director. The Board recommends a vote "FOR" the appointment of each of the following nominees as directors.

Name, Province/State/Country of Residence, Role and Number of Securities Beneficially Owned, Controlled or Directed" (1)			Principal Occupation and Occupations during the past 5 years (1)	Date Joined
Peter D. Barnes, Acc.Dir. (2)(4) British Columbia, Canada Director
Professional Director and a Fellow of the Institute of Chartered Accountants of BC. Co-founder of Silver Wheaton Corp in 2004 and CEO from 2006 to 2011. Executive Vice President and CFO of Goldcorp Inc. from 2005 to 2006. Director of Richmont Mines Inc. and several private companies. Member of the Institute of Corporate Directors and was a member of the Silver Institute's Board of Directors from 2009 to 2011.
Oct. 5, 2012
Shares 25,000	DSUs 30,506	Options 210,000
Richard P. Clark, Acc.Dir.(3)(4)(5) British Columbia, Canada Director
Mr. Clark is a lawyer with a geological background. Mr. Clark has been a senior executive with the Lundin Group of companies for past 15 years. He served as President, CEO and Director of RB Energy Inc. from January 2014 to May 2015, as CEO, President and Director of Sirocco Mining Inc. (BC) from October 2011 to January 2014, and as President, CEO and a director of Red Back Mining Inc. from 2004 until the company's takeover by Kinross Gold Corporation in 2010. Mr. Clark served as a director of Kinross Gold Corporation from November 2010 until July 2011. He currently serves as director of Lucara Diamond Corp. and Chairman and a Director of Orca Gold Inc.
Oct. 5, 2012
Shares 60,669	DSUs 39,645	Options 60,000
Richard M. Colterjohn, Acc.Dir. (2)(3) Ontario, Canada Director
Managing Partner at Glencoban Capital Management Inc., a merchant banking firm, since 2002. Mr. Colterjohn currently serves as a Chairman of AuRico Metals Inc. (since 2015) and director of Roxgold Inc. (since 2012) and was also a director of Explorator Resources Ltd. (from 2009 to 2011) and director of AuRico Gold Inc. (from 2010 to 2015).   Formerly an Investment Banker with a focus on the mining sector.
Oct. 16, 2007
Shares 42,652	DSUs 30,506	Options 80,000
Jill D. Leversage, Acc.Dir.(2)(6) British Columbia, Canada Director
Ms. Leversage is a Chartered Business Valuator and a Fellow of the Institute of Chartered Accountants of BC. From 2013 to 2015, Managing Director at Highland West Capital Ltd., and as a financial consultant from 2012 to 2013. From 2002 to 2012 served as Managing Director, Corporate & Investment Banking for TD Securities Inc. She was a former director of Eagle Star Minerals Corp. from July 2011 to December 2013 and Delta Gold Corporation from 2012 to 2015. Ms. Leversage also currently serves as a director and member of the Audit Committee of Catalyst Paper Corporation.
Dec. 22, 2014
Shares 5,000	DSUs 51,140	Options Nil

Name, Province/State/Country of Residence, Role and Number of Securities Beneficially Owned, Controlled or Directed" (1)			Principal Occupation and Occupations during the past 5 years (1)	Date Joined
Daniel T. MacInnis, Acc.Dir.(6) British Columbia, Canada Director
Founder and President of MacXplore Consulting Services Ltd., a consultant to the Company from October 15, 2013 to December 31, 2015. Former President and CEO of the Company from February 2005 to 2013. Mr. MacInnis was also a director of MAX Resources Corp. (from 2008 to 2015) and is currently a director of Balmoral Resources Ltd. (since 2014).
Feb. 1, 2005
Shares 323,137	DSUs 30,506	Options 255,000
George N. Paspalas, Acc.Dir.(5) British Columbia, Canada President, CEO and Director
President and CEO of the Company since October 15, 2013.  August 2011 to June 2013 President and Chief Executive Officer of Aurizon Mines; June 2007 to January 2011 Chief Operating Officer, Silver Standard Resources Inc. Mr. Paspalas is also the lead director of Pretivm Resources Inc. (since 2013).
Oct. 15, 2013
Shares 25,000	DSUs 39,886 RSU/PSUs 57,227	Options 812,500
Jonathan A. Rubenstein LL.B, Acc.Dir.(4) British Columbia, Canada Chairman and Director
Professional Director. A member of the Institute of Corporate Directors. Currently also a director of: Detour Gold (since 2009); Eldorado Gold (since 2009); Roxgold (since 2012); and Dalradian Resources Inc. (since 2013). Formerly a director of: Troon Ventures (2009 to 2014); and Rio Novo Gold (2010 to 2012). Former lawyer in private practice, with focus on corporate and securities law.
Feb. 26, 2007
Shares 80,378	DSUs 44,658	Options 75,000
Derek C. White, Acc.Dir. (3)(6) British Columbia, Canada Director
Principal, Traxys Capital Partners from Oct. 2015 to present, a private equity group focused on mining and minerals.  CEO and President and Executive Vice President – Corporate Development, of KGHM International Limited from 2007 to 2014; CFO of Quadra Mining from April 2004 to November 2007.  Mr. White holds an undergraduate degree in Geological Engineering and is a Chartered Accountant.  Mr. White was also a director of Laurentian Goldfields Ltd. from 2008 to 2013 and a director of Magellan Minerals Ltd. from 2006 to May 6, 2016.
Oct. 16, 2007
Shares 17,059	DSUs 36,948	Options 110,000
(1)	Information as to the place of residence, principal occupation and the number of shares beneficially owned, directly or indirectly, or controlled or directed and the number of Deferred Share Units ("DSUs") has been furnished by the respective nominees individually.
(2)	Member of the Company's Audit Committee.
(3)	Member of the Company's Compensation Committee.
(4)	Member of the Company's Governance and Nomination Committee.
(5)	Member of the Company's Disclosure Committee.
(6)	Member of the Company's Sustainability Committee.

Other than as described below, none of the other management nominees is currently, or has been within the past ten years, (A) a director, chief executive officer or chief financial officer of any company that (i) was subject to an order that was issued while such person was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after such person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such person was acting as a director, chief executive officer or chief financial officer, or (B) a director or executive officer of any company that, while such person was acting in such capacity, or within a year of such person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. None of the management nominees has within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person. None of the management nominees has been subject to (1) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (2) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for such person.

Richard Clark is the Chairman and Director of Orca Gold Inc. From January 2014 to May 2015 Mr. Clark was President, Chief Executive Officer and Director of RB Energy Inc. ("RBI"). On October 14, 2014, RBI applied for and obtained an Initial Order (the "Order") to commence proceedings under the Companies' Creditors Arrangement Act (the "CCAA") in the Québec Superior Court (the "Court"). The Court issued the Order in respect of RBI and its Canadian subsidiaries. The Order granted an initial stay of creditor proceedings to November 13, 2014 which was extended to April 30, 2015. In May 2015 the Court appointed a receiver, Duff & Phelps Canada Restructuring Inc., under the Bankruptcy and Insolvency Act, and terminated the CCAA proceedings. The TSX de-listed RBI's common shares effective at the close of business on November 24, 2014 for failure to meet the continued listing requirements of the TSX. Since that time, RBI's common shares have been suspended from trading. Mr. Clark resigned as a Director and ceased employment as President and CEO of RBI on May 8, 2015.
Appointment and Remuneration of Auditor

The Shareholders will be asked to vote for the appointment of Deloitte LLP, an Independent Registered Public Accounting Firm, as the auditor of the Company to hold office until the next annual general meeting of Shareholders and to authorize the directors to fix their remuneration. The Board recommends a vote "FOR" the appointment of Deloitte LLP, an Independent Registered Public Accounting Firm, as the auditor of the Company to hold office until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the appointment of Deloitte LLP, an Independent Registered Public Accounting Firm, as the auditor of the Company to hold office until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration.
Approval of Company's New Shareholder Rights Plan
Background
No Continuation of the Existing Plan
On August 3, 2007, the Board approved a shareholder rights plan for the Company, which was subsequently ratified and confirmed by shareholders on January 18, 2008.  The shareholder rights plan was amended with the approval of the Company's shareholders in accordance with that plan, on March 24, 2009 (the "Existing Rights Plan").  On each of June 22, 2010 and June 18, 2013, the Company's shareholders approved the confirmation, ratification and continuation of the Existing Rights Plan.  For the reasons described below, the Company will not be submitting the Existing Rights Plan to shareholders for continuation.  Accordingly, the Existing Rights Plan will terminate at the conclusion of the Meeting.

Securities Law Amendments
On February 25, 2016, the Canadian Securities Administrators published final amendments (the "CSA Amendments") to the take-over bid regime that came into force on May 9, 2016.  The CSA Amendments, among other things, lengthen the minimum take-over bid period to 105 days, require that all non-exempt take-over bids meet a minimum tender requirement of more than 50% of the outstanding securities of the class that are subject to the take-over bid excluding securities owned by the bidder, and require a ten day extension after the minimum tender requirement is met.
Rationale for Adopting the "New Generation" Shareholder Rights Plan
The CSA Amendments address, in part, some of the concerns that the Board had when the Existing Rights Plan was originally adopted – primarily as they relate to the period of time that shareholders and the Board would have to consider and respond to an unsolicited take-over bid and the minimum tender requirement.  However, the CSA Amendments do not alter the availability of exemptions to the formal take-over bid rules that facilitate creeping bids (acquisitions of shares with the intention of acquiring effective control of MAG through market purchases and private agreements that are exempt from the take-over bid rules).  Specifically, the Board continues to believe that a rights plan is necessary to protect shareholders from certain actions that could result in unequal treatment of shareholders under Canadian securities laws, including the following: (i) a person could acquire effective control of the Company under one or more private agreements at a premium to the market price, resulting in a change of control transaction without the payment of a premium to all shareholders, (ii) a person could slowly accumulate shares of the Company through stock exchange acquisitions over time, resulting in an acquisition of effective control without payment of fair value for control, (iii) a person seeking to acquire control of the Company could enter into agreements with shareholders who, together with the acquiror, hold more than 20% of the outstanding shares of the Company irrevocably committing such holders to tender their shares of the Company to a take-over bid, the effect of which would be to significantly hamper, if not terminate, any reasonable prospect for the Board to run a value enhancing auction process, and (iv) it may be possible for a person to engage in transactions outside of Canada without regard to the take-over bid protections of Canadian securities laws (collectively, the "Outstanding Gaps").
In light of the foregoing considerations and the determination to let the Existing Rights Plan terminate at the end of the Meeting, on May 13, 2016, the Board adopted a modified shareholder rights plan (the "New Rights Plan") described below the sole purpose of which is to address the Outstanding Gaps and ensure that shareholders have an equal opportunity to participate in a change of control transaction.  The New Rights Plan is consistent with the CSA Amendments and other features of so-called "new generation" rights plans.  Rights under the New Rights Plan (each, a "Right") will be issued at the close of business on June 14, 2016.  If shareholders do not ratify the New Rights Plan at the Meeting, then the New Rights Plan will automatically terminate and shareholders of the Company will not have the protection of any shareholder rights plan.
Purpose
The key objective of the Board in adopting the New Rights Plan is addressing the Outstanding Gaps remaining following the CSA Amendments and ensuring that shareholders have an equal opportunity to participate in a change of control transaction.  The New Rights Plan is not intended to, and will not, entrench directors or management or prevent a change of control.

The New Rights Plan generally provides that if a bidder acquires beneficial ownership of more than 20% of the issued and outstanding Shares, other than by way of a "Permitted Bid", which requires a take-over bid to be made to all shareholders, holders of Shares, other than the bidder, will be able to effectively purchase additional Shares at a 50% discount to the market price, thus exposing the bidder to substantial dilution of its holdings.
Key Differences – Existing Rights Plan vs. New Rights Plan
The following summary describes certain key differences between the Existing Rights Plan and the New Rights Plan and highlights certain of the "new generation" features of the New Rights Plan.
1. Longer Duration Required for "Permitted Bids"
Under the Existing Rights Plan, for a take-over bid to constitute a "Permitted Bid" that does not trigger the Existing Rights Plan, it is required, among other things, to be open for at least 60 days.  In order to align the rights plan with the CSA Amendments, the New Rights Plan provides that a "Permitted Bid" is any non-exempt take-over bid (i.e., a take-over bid made by way of a take-over bid circular) made in accordance with applicable Canadian securities laws.  As a result of the CSA Amendments, such a take-over bid will generally be required by law to remain open for at least 105 days.
2. Partial Bids to be Allowed as "Permitted Bids"
Under the Existing Rights Plan, a take-over bid made for less than all of the Shares held by all shareholders other than the bidder (known as a "partial bid") would not constitute a "Permitted Bid" and could trigger the Existing Rights Plan.  This restriction on partial bids stemmed from the concern that a partial bid could be coercive to minority shareholders, unduly pressuring them to tender their shares into an inadequate partial bid in order to avoid remaining shareholders in a company that may be less valuable and less liquid post bid.  As a result of the CSA Amendments which will require first that all non-exempt take-over bids meet a minimum tender requirement of more than 50% of the outstanding securities held by persons other than the bidder, and second that where the minimum tender condition is satisfied the take-over bid must be extended for at least ten days, the coercive pressure on minority shareholders to tender into partial bids is significantly lessened and partial bids will effectively require majority independent shareholder support in order to succeed.  As a consequence of this lessening of coercive pressure, the New Rights Plan does not require that a take-over bid be made for all of the Shares held by all shareholders other than the bidder in order to constitute a "Permitted Bid".
3. Removal of Shareholder Endorsed Insider Bids as Alternative to Permitted Bids
Under the Existing Rights Plan, a bidder who together with its affiliates or associates and joint actors has beneficial ownership of securities of the Company carrying 10% or more of the voting rights attached to all of the Shares (an "Insider") could proceed with a "Shareholder Endorsed Insider Bid" without triggering the Existing Rights Plan.  This feature of the Existing Rights Plan is in addition to the ability of an Insider to proceed with a Permitted Bid or with prior approval of the Board without triggering the Existing Rights Plan.  The requirements for a Shareholder Endorsed Insider Bid are similar to, but not as stringent as, the requirements for a Permitted Bid.  As a result of the CSA Amendments, including requiring a take-over bid to include a minimum tender requirement of more than 50% of the outstanding securities held by persons other than the bidder, and further requiring a ten day extension of a take-over bid after the minimum tender requirement is met, substantially the same key protections afforded shareholders pursuant to a Shareholder Endorsed Insider Bid will be required by law.  Accordingly, the New Rights Plan does not contain Shareholder Endorsed Insider Bid provisions.  An Insider wishing to make a take-over bid will be required to proceed with a Permitted Bid to avoid triggering the New Rights Plan.

4. Other Amendments
In addition to the foregoing, other key differences between the New Rights Plan and the Existing Rights Plan include: (i) eliminating the ability of the Board, after a "Flip-in Event", to authorize the Company to issue or deliver in return for the rights and on payment of the relevant exercise price or without charge, debt, equity or other securities or assets of the Company or a combination thereof; (ii) including a "permitted lock-up agreement" concept, which permits a potential bidder to enter into reasonable lock-up agreements with significant shareholders of the Company without triggering the dilutive effects of the New Rights Plan; (iii) narrowing the circumstances where a party may be deemed to "beneficially own" Shares; (iv) liming the factors that will deem parties to be "acting jointly or in concert" to only those activities relating to offers to acquire securities of the Company; and (v) limiting the circumstances in which the Board may redeem Rights or waive the application of the New Rights Plan without shareholder approval.
Summary of Key Terms of the New Rights Plan
A summary of the key terms of the New Rights Plan is set out below.  This summary is qualified in its entirety by reference to the full text of the anticipated form of the New Rights Plan, which is attached to this Circular as Schedule A.  Capitalized terms used in this section and not otherwise defined herein have the meanings assigned to them in the New Rights Plan.
Term
If the New Rights Plan is not ratified by a resolution passed by a majority of the votes cast by Independent Shareholders (as defined in the New Rights Plan) present in person or represented by proxy at the Meeting, then the New Rights Plan will be terminated.  If the New Rights Plan is ratified, then the New Rights Plan will continue in effect until the third annual meeting of shareholders after the Meeting.  The New Rights Plan must be reconfirmed by a resolution passed by a majority of the votes cast by Independent Shareholders present in person or represented by proxy at the third annual meeting following each shareholders' meeting at which the New Rights Plan is either ratified or reconfirmed.  If the New Rights Plan is not so reconfirmed or is not presented for reconfirmation at such annual meeting, the New Rights Plan will terminate as of such annual meeting.
Issue of Rights
The Company will issue one Right in respect of each outstanding Share to holders of record as at the close of business on June 14, 2016 (the "Record Time").  The New Rights Plan also authorizes the issue of one Right in respect of each Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined in the New Rights Plan).
Exercise of Rights
The Rights are not exercisable initially.  The Rights will separate from the Shares and become exercisable at the close of business on the tenth trading day after the earlier of (i) the first public announcement by the Company or an Acquiring Person (as defined below) of facts indicating that a person has become an Acquiring Person, (ii) the date of commencement of, or first public announcement of, the intent of any person to commence a take-over bid that would result in such person Beneficially Owning (as defined in the New Rights Plan) 20% or more of the Shares (other than a Permitted Bid or a Competing Permitted Bid (each as defined in the New Rights Plan)) and (iii) such later date as the Board may determine (in any such case, the "Separation Time").

After the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each Right may be exercised to purchase one Share at an exercise price per Right (the "Exercise Price") equal to $75.00.
The Exercise Price payable and the number of Shares issuable upon the exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain corporate events affecting the Shares.
Flip-in Event
Subject to certain exceptions, upon the acquisition by any person (an "Acquiring Person") of Beneficial Ownership of 20% or more of the Shares (a "Flip-in Event") and following the Separation Time, each Right, other than Rights Beneficially Owned by an Acquiring Person (or any affiliate or associate of an Acquiring Person or any other person acting jointly or in concert with an Acquiring Person or any affiliate or associate of an Acquiring Person) and certain transferees, may be exercised to purchase that number of Shares which have an aggregate market price on the date of the Flip-in Event equal to twice the Exercise Price of the Rights for an amount in cash equal to the Exercise Price.  Rights beneficially owned by an Acquiring Person (or any affiliate or associate of an Acquiring Person or any other person acting jointly or in concert with an Acquiring Person or any affiliate or associate of an Acquiring Person) and certain transferees will be void.  The New Rights Plan provides that a person (a "Grandfathered Person") who was the Beneficial Owner of 20% or more of the outstanding Shares determined as at the Record Time shall not be an Acquiring Person unless, after the Record Time, that person becomes the Beneficial Owner of additional Shares that increase that person's Beneficial Ownership of Shares by more than 1.0% of the number of Shares outstanding (other than through certain exempt transactions).
Certificates and Transferability
Prior to the Separation Time, certificates for Shares will also evidence one Right for each Share represented by the certificate.  Certificates issued after the Record Time will bear a legend to this effect.
Prior to the Separation Time, Rights will not be transferable separately from the associated Shares.  From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and trade separately from the Shares.
Permitted Bids
Under the New Rights Plan, a "Permitted Bid" or "Competing Permitted Bid" will not trigger the dilutive effects thereof.  A Permitted Bid is a take-over bid (within the meaning of the CSA Amendments) made by means of a take-over bid circular made to all holders of Shares.  By virtue of this definition, such a take-over bid must (i) generally be open for at least 105 days; (ii) include a minimum tender requirement, such that more than 50% of the outstanding Shares held by persons other than the bidder must be tendered prior to take-up; and (iii) include a ten-day extension after the minimum tender requirement is met.

Waiver and Redemption
At any time prior to the occurrence of a Flip-in Event, the Board may, with the prior approval of the holders of Shares or Rights, redeem the Rights at a redemption price of $0.00001 per Right.  The Board will be deemed to have elected to redeem the Rights if a person, who has made a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Board has waived the application of the New Rights Plan, takes up and pays for Shares pursuant to the terms and conditions of such Permitted Bid, Competing Permitted Bid or take-over bid.
At any time prior to the occurrence of a Flip-in Event, the Board may, with the prior approval of the holders of Shares, waive the flip-in provisions where a Flip-in Event would occur by reason of an acquisition of Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to all holders of record of Shares.
If a redemption of Rights or the foregoing waiver is proposed prior to the Separation Time, then such redemption or waiver must be approved by a majority of the votes cast by Independent Shareholders present in person or represented by proxy at a meeting of shareholders.  If a redemption of Rights is proposed after the Separation Time, then such redemption must be approved by a majority of the votes cast by the holders of Rights present in person or represented by proxy at a meeting of such holders.  At that meeting, each outstanding Right will represent one vote (other than Rights that are Beneficially Owned by any person who would not be an Independent Shareholder if that person held Shares and Rights that have become null and void).
At any time prior to the occurrence of a Flip-in Event, the Board may, without the approval of the holders of Shares or Rights, waive the flip-in provisions in respect of a take-over bid made by means of a take-over bid circular to all holders of record of Shares.  If the Board grants such a waiver, then the provisions of the New Rights Plan that apply upon the occurrence of a Flip-in Event will also be deemed to be waived in respect of any other Flip-in Event occurring by reason of any take-over bid made by any other offeror by means of a take-over bid circular to all holders of record of Shares prior to the expiry of any take-over bid in respect of which a waiver is, or is deemed to have been, granted.
In addition, the operation of the New Rights Plan may be waived where a person has inadvertently become an Acquiring Person and has reduced its Beneficial Ownership of Shares such that it is no longer an Acquiring Person.
Amendment of the New Rights Plan
The Board may amend the New Rights Plan in the period before the New Rights Plan is initially ratified by the shareholders of the Company.  Thereafter, amendments, other than those required to correct clerical or typographical errors or to maintain the validity of the New Rights Plan as a result of a change of law, require approval of holders of Shares or Rights.
Shareholder Approval
The New Rights Plan is required to be approved by a majority of the votes cast by Independent Shareholders present in person or represented by proxy at the Meeting.  To the best of the knowledge of the Company, all shareholders of the Company as of the record date of the Meeting are Independent Shareholders within the meaning of the New Rights Plan.  The text of the Rights Plan Resolution is set out below.

Resolution Approving the New Rights Plan
The resolution to approve the New Rights Plan which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation is as follows (the "Rights Plan Resolution"):
"IT IS RESOLVED THAT:
1.	The shareholder rights plan containing the terms and conditions substantially set forth in the shareholder rights plan agreement dated May 13, 2016 between the Company and Computershare Investor Services Inc. (the "Plan"), a copy of which has been tabled at this Meeting, be and is hereby ratified, confirmed and approved.

2.	The actions of the directors of the Company in adopting the Plan and in executing and delivering the Plan be and are hereby ratified, confirmed and approved.

3.	Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution.

If the Rights Plan Resolution is not approved at the Meeting, the New Rights Plan will cease to have any force and effect following the termination of the Meeting.
The board of directors of the Company has determined that the New Rights Plan is in the best interests of shareholders and recommends that shareholders vote FOR the Rights Plan Resolution.  Common shares represented by proxies in favour of management will be voted FOR the Rights Plan Resolution, unless a shareholder has specified in his or her proxy that his or her common shares are to be voted against the approval of the Rights Plan Resolution.

Other Business
Management knows of no other matter to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting and this Information Circular.
STATEMENT OF EXECUTIVE COMPENSATION
A. Named Executive Officers
For the purposes of this Information Circular, a Named Executive Officer ("NEO") of the Company means each of the following individuals:
(a)	a chief executive officer ("CEO") of the Company;
(b)	a chief financial officer ("CFO") of the Company;
(c)	each of the Company's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.
The Company's NEOs for the fiscal year ending December 31, 2015 were:
•	George Paspalas, President and CEO;
•	Larry Taddei, CFO;
•	Dr. Peter Megaw, Chief Exploration Officer ("CXO");
•	Michael Curlook, Vice President Investor Relations and Communications ("VP Investor Relations"); and
•	Jody Harris, Corporate Secretary.
B. Compensation Discussion and Analysis
The Compensation Committee of the Board, which is comprised exclusively of independent directors, is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company's executive officers. The Compensation Committee designs its compensation programs to attract and retain executive officers with the talent and experience necessary for the success of the Company. The Compensation Committee ensures that the total compensation paid to all NEOs is fair and reasonable and is consistent with the Company's compensation philosophy.
Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success. The Company's compensation philosophy includes fostering entrepreneurship at all levels of the organization by making long term equity-based incentives a significant component of executive compensation. This has been accomplished through the granting of stock options, and common shares pursuant to the Company's Share Unit Plan and Deferred Share Unit Plan. This approach is based on the assumption that the performance of the Company's common share price over the long term is an important indicator of long term performance.
The Company's principal goal is to create value for its Shareholders. The Company's compensation philosophy reflects this goal, and is based on the following fundamental principles:
1.	Compensation programs align with shareholder interests – the Company aligns the goals of executives with maximizing long term shareholder value;
2.	Performance sensitive – compensation for executive officers should fluctuate and be linked not only to individual performance, but also to:
(a)	operating performance of the Company, considering ongoing exploration and development, and corporate successes; and
(b)	market performance of the Company, considering current market conditions and market performance against peers; and
3.	Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest caliber.

The objectives of the compensation program in compensating all NEOs were developed based on the above-mentioned compensation philosophy and are as follows:

•	to attract and retain highly qualified executive officers;
•	to align the interests of executive officers with Shareholders' interests and with the execution of the Company's business strategy;
•	to evaluate executive performance on the basis of key measurements that correlate to long-term Shareholder value; and
•	to tie compensation directly to those measurements and rewards based on achieving and exceeding predetermined objectives.
Competitive Compensation
The Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development and funding of mineral prospects, corporate finance and management. Therefore, the Company seeks to attract, retain and motivate highly skilled and experienced executive officers by providing competitive aggregate compensation. As discussed more fully below, the Compensation Committee reviews compensation practices of similarly situated companies in determining the Company's compensation policy. Although the Compensation Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on a particular NEO's role within the Company, it is primarily focused on remaining competitive in the market with respect to overall compensation.

The Compensation Committee reviews data related to compensation levels and programs of various companies that are both similar in size to the Company and operate within the mining exploration and development industry, prior to making its decisions. These companies are used as the Company's primary peer group because they have similar business characteristics or because they compete with the Company for employees and investors. The Compensation Committee also periodically engages independent executive compensation consulting firms to conduct peer group compensation analysis, and provide comparative analysis of relevant industry compensation levels. Lastly, the Compensation Committee relies on the experience of its members as officers and/or directors at other companies (as identified below under the heading "Disclosure of Corporate Governance Practices – Directorships") in similar lines of business as the Company in assessing compensation levels. The purpose of this process is to:
•	understand the competitiveness of current pay levels for each executive position relative to companies with similar operations and business characteristics;
•	identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and
•	establish a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee's approval.
Comparator Group
Comparative data for the Company's peer group is accumulated by the Compensation Committee from a number of external sources including the use of independent compensation consultants.

The Compensation Committee has engaged Lane Caputo Compensation Inc. ("Lane Caputo") on multiple occasions over the past several years. In February 2014, the Compensation Committee last engaged Lane Caputo to provide a 2014 'Executive & Director Compensation Report' ("2014 Compensation Report"). The 2014 Compensation Report established a peer group of comparator companies (the "Peer Group") reflecting the evolving business of the Company. Lane Caputo used various considerations in establishing the Peer Group, including similar stage of development, industry focus and range of market capitalization – all as at compared to the Company as at the date of the report. Based on these considerations, Lane Caputo determined the Company's Peer Group at the time to be comprised of the following 18 companies:
Asanko Gold Inc. Banro Corp. Bear Creek Mining Corp. Chesapeake Gold Corp. Continental Gold Ltd. Gabriel Resources Ltd.	Guyana Goldfields Inc. NovaGold Resources Inc. Platinum Group Metals Ltd. Premier Gold Mines Ltd. Pretivm Resources Inc. Rio Alto Mining Ltd.*	Romarco Minerals Inc.* Rubicon Minerals Corp. Sabina Gold & Silver Corp. Seabridge Gold Inc. Sulliden Gold Corp.* Torex Gold Resources Inc.

* Company considered part of the peer group at the time of the 2014 Compensation Report, but was subsequently acquired and no longer in existence.
The content of the 2014 Compensation Report was used by the Compensation Committee to guide and assist them in establishing 2015 equity incentive grant levels, 2015 annual incentives and 2016 compensation levels.
Aligning the Interests of the NEOs with the Interests of the Company's Shareholders
The Company believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEOs. The Company's objective is to establish benchmarks and targets for its NEOs which, if achieved, will enhance shareholder value.

A combination of fixed and variable compensation is used to motivate executives to achieve overall individual and corporate goals. For the 2015 financial year, the four basic components of the executive officer compensation program were:

•	Base (fixed) salary in the case of NEOs other than the CXO;
•	Daily (fixed) rate in the case of the CXO;
•	Annual incentives (cash bonus); and
•	Long term (equity-based) compensation.
Base salary (and daily rates for the CXO) comprise a portion of the total annual cash-based compensation that an NEO is paid; however, annual incentives and equity based compensation represent compensation that is "at risk" and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable individual performance objectives; (ii) whether the Company has met its operational and corporate performance objectives; and (iii) market performance of the Company's common shares relative to the market and peer common share performance.

The Compensation Committee meets at least twice annually to consider performance objectives and actual performance relative to such objectives, and then makes compensation recommendations to the Board for consideration.

Base Salary
The base salary for each NEO is reviewed annually by the Compensation Committee, with recommendations made to the Board for final approval. The base salary review for each NEO is based on an assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.
The Compensation Committee, using the 2014 Compensation Report and other available Peer Group information, together with budgetary guidelines and other internally generated planning and forecasting tools, performed annual assessments of the compensation of all executive and employee compensation levels.
2015 Base Salary
Mr. Paspalas was not awarded any base salary increases for the 2015 fiscal year, and his base salary remains the same as when he was hired as CEO on October 15, 2013. With the Company transitioning from exploration into development and preproduction, and ultimately planned production in 2018, the Board recognizes the need to competitively compensate the CEO in order to retain such a qualified and experienced individual. Mr. Paspalas has an extensive production-focused skill set, and the ability to grow the Company into a significant silver producing company. At his current base salary of $500,000 per annum, the Compensation Committee determined that the CEO's base salary was already aligned with those of peers in similar roles and responsibilities.

Effective January 1, 2015, Messrs. Taddei and Curlook and Ms. Harris were to be awarded base salary increases of 8.7%, 6.5%, and 4.8% respectively, in order to better align their respective salary levels with those of peers with similar roles and responsibilities (see CXO Daily Rate below in regards to Dr. Megaw).
2016 Base Salary
Messrs. Paspalas, Taddei, Curlook and Ms. Harris were not awarded any base salary increases for the 2016 fiscal year, and the base salaries for these NEOs remained at 2015 levels (see CXO Daily Rate below in regards to Dr. Megaw).

As in recent years, fiscal 2015 continued to experience significant volatility and a negative trend in the market prices for silver, gold and various base metals.  The poor market conditions looked to continue into 2016, and as a result, at the time of setting the 2016 compensation in December 2015, the Compensation Committee did not feel the market environment warranted any NEO salary increases. As a result no increases were provided to the NEOs on January 1, 2016 for the current fiscal year.

CXO Daily Rate (CXO)
Dr. Peter Megaw has provided exploration services to the Company since its inception, and he was appointed CXO in June 2014.  He provides the Company with the overall management of the Company's exploration programs in Mexico, and along with his team, Dr. Megaw developed the geologic concepts and directed the acquisition of all the Company's projects, including the Juanicipio and Cinco de Mayo Projects.
Dr. Megaw's exploration services are remunerated under the terms of a Field Services Agreement ("FSA") between the Company, IMDEX Inc., ("IMDEX") and Minera Cascabel S.A. de C.V. ("Cascabel") - (see "Interest of Informed Persons in Material Transactions" below). The annual cash-based compensation paid to the Dr. Megaw as CXO, is paid to IMDEX, a company in which he is a principal, based on fair market rates and Dr. Megaw's submission of invoices for services rendered.  The daily services rate of Dr. Megaw through 2015 was US$1,200/day and remains unchanged in 2016. The Company has reviewed comparable exploration consulting rates and has determined that the daily rate is consistent with industry standard rates for such services.
As the fees paid to IMDEX are also considered 'related party transactions' for financial reporting purposes, the Audit Committee also reviewed the FSA in 2015 and the fees paid to Dr. Megaw through IMDEX, as part of their mandate to "review and oversee all related party transactions.
Annual Incentives
To motivate executives to achieve short-term corporate goals, the NEOs participate in an annual incentive plan. Awards under the annual incentive plan are made by way of annual cash bonuses, subject to a provision under the Company's Amended and Restated Deferred Share Unit ("DSU") Plan whereby an NEO can elect to receive all or a portion of an annual incentive bonus in the form of DSUs.
The annual incentive bonus is based in part on the Company's success in reaching its objectives, and in part on individual's performance. The specific framework for the 2015 bonus determinations included the following key elements:
•	A target bonus (as a percentage of salary) was set for each NEO;
•	Each target bonus would be evaluated based upon a combination of performance by each individual against previously agreed to Individual Performance Objectives ("IPOs") and performance of the overall Company against previously agreed to Corporate Performance Objectives ("CPOs"); and
•	The weighting relevance of IPOs and CPOs was set at 25% and 75% respectively for the CEO, and at 50% and 50% respectively for the other NEOs.
The IPOs and CPOs are generally qualitative in nature given the exploration and development stage of the Company, but also include quantitative analysis with respect to the Company's relative and absolute share price performance. The NEO's had the opportunity to provide input into establishing their respective IPOs before they were finalized early in 2015.

The key 2015 IPOs for the NEO's included:
CEO
1.	Work with the Company's Joint Venture partner, Fresnillo plc, in order to ensure timely and efficient advancement and development of the Company's 44% owned Juanicipio Project;
2.	Oversee and direct efforts to regain surface access permission with the local Ejido on the Company's 100% owned Cinco de Mayo project;
3.	Ensure the Company maintains a strong working capital position within a plan to finance its share of the Juanicipio development costs while minimizing ownership dilution; and,
4.	Enhance the Company's shareholder base through extensive investor communications.
CFO
1.	Review and evaluate the financing structures available to the Company and ensure financing strategies are in place for both the short (current year) and intermediate terms (2 - 4 years);
2.	Increase investor interest and financial confidence in the Company through expanded role in corporate marketing;
3.	Maintain effective oversight of the financial and administrative systems, ensuring timely reporting and compliance with all regulatory frameworks; and,
4.	Manage the Salamandra corporate relationship and earn-in process to the extent applicable.

CXO
1.	Work with the Company's Joint Venture partner, Fresnillo plc, to ensure well planned exploration targets on the Juanicipio Project;
2.	Direct the Company's own exploration efforts on the Salamandra earn-in option and on the Company's 100% owned Guigui project;
3.	Increase investor interest and geological confidence in the Company through an active role in corporate marketing;
4.	Work with the CEO to oversee work with Fresnillo plc, in order to ensure timely and efficient advancement and development of the Company's 44% owned Juanicipio Project; and,
5.	Work with the CEO to direct efforts for negotiations with the local Ejido on the Company's 100% owned Cinco de Mayo project, with the objective of renewing surface access on the property.
VP Investor Relations
1.	Increasing and maintain investor interest in, and analyst coverage with respect to, the Company;
2.	Assess, develop and execute an Investor Relations strategy that addresses media, conferences, marketing and site trips; and,
3.	Manage the institutional investor communications program.
Corporate Secretary
1.	Support the Board and all Board committees;
2.	Monitor corporate governance developments and assist the Board and Board Committees in tailoring governance practices to meet their needs and investor expectations; and,
3.	Oversee corporate disclosures and compliance with laws, stock exchange listing standards and the SEC.
The CEO reviews the performance of the CFO, CXO, VP Investor Relations and the Corporate Secretary and provides feedback and bonus recommendations to the Compensation Committee based on his assessment of these NEO's performance and achievement of key performance indicators. The Compensation Committee can then choose to accept, reject or modify the bonus recommended by the CEO.

The performance evaluation of the CEO, including performance against corporate objectives is part of both the Governance and Nomination Committee and Compensation Committee mandates, working together to report their recommendation to the Board with respect to the CEO's annual incentive amount.
2015 CPOs and Weighting Relevance
The 2015 CPOs and their relative weightings with respect to an overall CPO performance evaluation were: absolute and relative share price change (30%); performance against predefined Key Corporate Objectives ("KCOs") (50%); and subjective performance factors (20%).
•	Absolute and Relative Share price change (CPO weighting of 30%)
A CPO score is to be assigned based on a blended evaluation of the Company's 2015 absolute MAG Silver share price change, and the relative MAG Silver share price performance against the GDXJ index (see "Performance Graph" below). The relative share price performance evaluation is important because of the numerous uncontrollable factors within mining industry that can affect the Company's share price.
•	Performance against predefined Key Corporate Objectives ("KCOs") (CPO weighting of 50%)
A CPO score is to be assigned based on a blended evaluation of the Company's 2015 progress on KCOs related primarily to the continued advancement of the Company's two principal projects (the 44% owned Juanicipio project and the 100% owned Cinco de Mayo project), and maintaining an adequate plan and treasury for the Company to fund such advancement.
•	Subjective performance factors (CPO weighting of 20%)
A CPO score is to be assigned at the discretion of the Compensation Committee and Board, to allow for consideration of factors not taken into consideration in other CPO evaluation criteria.
The above IPO and CPO framework allows the Compensation Committee to quantify its assessments and make recommendations to the Board with respect to the determination of annual bonuses for the NEOs. The ultimate bonus recommendation and payment to each NEO may be above or below the initial targeted amount, dependent on the overall assessment of each NEO under the above framework.
Where the Compensation Committee cannot unanimously agree, the matter is referred to the full Board for decision. The Board relies heavily on the recommendations of the Compensation Committee in granting annual incentives.
Incentive Compensation and Measurements of Performance
The targeted bonus amounts for each year are pre-determined by the Compensation Committee based on market research and an assessment of compensation levels within the Company's peer group (using the 2014 Executive Compensation Report and other data available to the Compensation Committee). The targeted cash bonus that an executive officer can earn is expressed as a percentage of base salary. The percentage increases with the level of responsibility and ability of the individual to affect the Corporation's performance.
Based on the recommendations from the Compensation Committee, the Board approves targeted annual incentives for all NEO's for each financial year. The following were the bonus targets established in 2015 for each NEO.

NEO	2015 Bonus Target (% of Base Salary)	2015 Target Bonus ($)
George Paspalas – CEO	100%	$ 500,000
Larry Taddei – CFO	50%	$ 125,000
Peter Megaw – CXO (1)	35% (1)	US $ 96,250 (1)
Michael Curlook – VP Investor Relations	30%	$ 49,500
Jody Harris – Corporate Secretary	30%	$ 33,000
(1)	Dr. Megaw is remunerated under the FSA based on the number of days worked as described above, and his target bonus was determined based on an estimated salary equivalent of US $275,000.

Each target bonus is evaluated based upon a combination of performance by each individual against the previously agreed upon IPOs, and performance of the overall Company against previously agreed upon CPOs.  The actual bonus payout is then based on the multiplication of individual Target Bonus by IPO and CPO weightings and achievement scores. The Board and Compensation Committee retain the discretion to increase or decrease bonus payments, regardless of attainment of objectives. This is primarily due to their recognition that the achievement of milestones and objectives relating to the Juanicipio Project are heavily co-dependent on the actions of Fresnillo plc (its joint venture partner and operator of the project), and those relating to the Cinco de Mayo Project are dependent on resolution of permitting and access difficulties with the local Ejido.
2015 Bonuses – Individual Performance Objectives ("IPOs")
With respect to 2015 IPOs, the Compensation Committee and the Board concluded that each NEO broadly met or (in the case of the CXO and CFO) exceeded their target IPOs in 2015, including the achievement of the following key 2015 milestones:
•	On the Juanicipio Project exploration front, worked with the project operator, Fresnillo plc, to expand the Valdecañas Vein at depth, with the widest intercepts to date on four new, high grade exploration holes;
•	Developed and marketed "Learn-ins" for investors and analysts to explain the significance and potential of the new Valdecañas deep discovery;
•	Worked with Fresnillo plc to develop and approve a new 10,000 metre deep exploration drill program to follow up on the new Valdecañas deep discovery;
•	On the Juanicipio Project development front, worked with Fresnillo plc, to significantly improve upon the access decline advance rate, a significant driver in the project timeline; and,
•	Created and/or maintained investor interest, resulting in 2015 share price performance exceeding both the S&P/TSX Composite Index and the Market Vector Junior Gold Miners (ETF) ("GDXJ") – see Performance Graphs below.
Based upon the recommendations of the Compensation Committee, the Board approved the following NEO IPO achievement scores, which were used in the 2015 bonus determination:

NEO	IPO Performance Achieved	Predetermined Weighting of IPOs for Bonus Determination
George Paspalas – CEO	100%	25%
Larry Taddei – CFO	110%	50%
Peter Megaw – CXO	125%	50%
Michael Curlook – VP Investor Relations	100%	50%
Jody Harris – Corporate Secretary	100%	50%
2015 Bonuses – Corporate Performance Objectives ("CPOs")
With respect to 2015 CPOs, the Compensation Committee recommended, and the Board approved, an overall CPO bonus achievement mark of 86%.

This CPO achievement mark was determined through an evaluation of performance against the CPOs outlined above, with their relative weightings applied respectively.  A positive evaluation of absolute and relative share price performance of the Company during 2015 (30% weighting) generated a score of 176%. The relative MAG Silver share price performance was measured against the GDXJ index (see "Performance Graph" below).  Performance against predefined KCOs (50% weighting) was assessed a score of 46% and was negatively impacted by the inability to resolve the Cinco de Mayo surface access issue during the year. Lastly, in light of poor market conditions within the industry, the Compensation Committee in its discretionary evaluation of performance factors (20% weighting) assigned a score of 50%.
The CPO weighted cumulative achievement score and relative weighting, used in the 2015 bonus determination, can hence be summarized as follows:
NEO	CPO Performance Achieved	Weighting of CPOs for Bonus Determination
George Paspalas – CEO	86%	75%
Larry Taddei – CFO	86%	50%
Peter Megaw – CXO	86%	50%
Michael Curlook – VP Investor Relations	86%	50%
Jody Harris – Corporate Secretary	86%	50%

Combining the overall IPO and CPO assessments, the resulting 2015 bonus incentives paid were as follows for each of the NEOs:
NEO	Target Bonus ($)	Combined (IPO & CPO) Performance (%)	Actual Bonus Paid ($)
George Paspalas – CEO	$ 500,000	89.5%	$ 224,000 cash and $223,995 in DSUs (1)
Larry Taddei – CFO	$ 125,000	98.0%	$ 122,500
Peter Megaw – CXO (1)(2)	US $ 96,250 (2)	105.5%	US$ 102,000 (3)
Michael Curlook – VP Investor Relations	$ 49,500	93.0%	$ 46,500
Jody Harris – Corporate Secretary	$ 33,000	93.0%	$ 31,000
(1) Mr. Paspalas' total bonus was determined as $448,000; however, under a provision within the Company's DSU Plan, Mr. Paspalas elected to receive 50% of his annual incentive bonus in the form of DSUs valued at $223,995 rather than in cash.
(2) Dr. Megaw is remunerated under the FSA based on the number of days worked as described above, and his target bonus was determined based on an estimated salary equivalent of US $275,000.
(3) CXO bonus is paid in US$ through IMDEX Inc., a Company in which Dr. Megaw is a principal.

Long Term Compensation
On June 24, 2014, the Shareholders approved three equity based compensation plans: the Second Amended and Restated Stock Option Plan (2014) ("SOP"); the Share Unit Plan ("SUP"); and the Deferred Share Unit ("DSU") Plan.  Subsequently on June 22, 2015, the shareholders approved an Amended and Restated DSU Plan. These equity-based compensation plans (collectively "Equity Incentive Plans") are summarized commencing on page 47 of this Information Circular, and are designed to encourage share or equity ownership and entrepreneurship on the part of the directors, senior management and other employees. The Compensation Committee believes that the Equity Incentive Plans align the interests of the NEOs with Shareholders by linking a component of executive compensation to the longer term performance of the Company's common shares. Importantly for an exploration and development stage company, the Equity Incentive Plans also allow the Company to provide long term incentive-based compensation without depleting the Company's cash resources which are needed for ongoing exploration and development activities.

The Compensation Committee approaches grants under the Equity Incentive Plans by taking into account a number of factors, including the amount and term of previously granted equity incentives,  the level of equity compensation granted by comparable companies for similar levels of responsibility, and it considers each executive officer or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value and the objectives set for the executive officers.
The scale of grants under these Equity Incentive Plans are generally commensurate to the appropriate level of base compensation for each level of responsibility, and the Compensation Committee also considers the grant in terms of other factors including:
•	The 'Fair Value' of each grant (for stock options using the Black Scholes option/share pricing model, and for SUP and DSU grants, using the fair market value of the common shares on the date of grant);
•	The absolute number of options/share units being granted; and
•	The percentage of total outstanding shares represented by the grant ("burn rate").
Each of the above attributes was plotted against the Peer Group analysis provided in the 2014 Compensation Report in order to evaluate the percentile range within which each grant falls.
Compensation Review Cycle
Grants under the Equity Incentive Plans are typically granted annually in late June, subject to the imposition of trading black-out periods, in which case options scheduled for grant will be granted subsequent to the end of the applicable black-out period. The historical compensation review cycle has been to make annual equity incentive grants to NEOs following the AGM (mid-year) and to review NEO cash compensation (base salary changes and annual incentive bonuses) at year-end. The Compensation Committee agreed in 2015 that this practice was sub-optimal for properly assessing global annual compensation for NEOs. Ideally it should all be done at the same time, specifically at year end, commencing in December 2015.
In order to transition to this new review cycle, a ½ year equity grant was made to NEOs (as well as other employees) in June 2015 to cover the six month stub period between the traditional mid-year grant and the new year-end grant, with such amounts being a 50% pro-ration of the proposed annual grant (see "(A) – June 23, 2015 Grant (for period July 1, 2015 – December 31, 2015)" below in 2015 NEO long term equity grants.  As a result, the long term equity grants below essentially reflect a year and one half of grants (one made in June 2015 to cover the period July 2015 to December 2015, and one made December 2015 to cover the year 2016).  The next NEO equity grant will now be determined in December 2016 and the grant will represent the grant for the 2017 fiscal year.

2015 Long Term Equity Based Grants
Since 2014, the Compensation Committee has migrated the long term equity incentive grants to a blend of both stock options granted under the SOP and Restricted Share Units ("RSUs") and Performance Share Unites (PSUs) under the SUP. The granting of RSUs and PSUs as a portion of the long term equity incentive, further promotes an alignment of interests between NEOs and the Shareholders of the Company, as a portion of their compensation is aligned with the returns achieved by Shareholders.

The 2015 NEO long term equity grants were as follows:
	Option Based Awards		Share-based Awards		Total
Name	Stock Options Granted (#)	Value (1) ($)	RSUs, PSUs(3), DSUs Granted (#)	Value (2) ($)	Value ($)
(A) June 23, 2015 Grant (for period July 1, 2015 – December 31, 2015)
George Paspalas – CEO	62,500	$ 231,250	14,970 - DSU	$ 149,999	$381,249
Larry Taddei – CFO	37,500	$ 138,750	7,485 - RSU	$ 75,000	$213,750
Peter Megaw – CXO	37,500	$ 138,750	7,485 - RSU	$ 75,000	$213,750
Michael Curlook – VP Investor Relations	15,000	$ 55,500	2,994 - RSU	$ 30,000	$ 85,500
Jody Harris – Corporate Secretary	10,000	$ 37,000	1,996 - RSU	$ 20,000	$ 57,000
(B) December 4, 2015 Grant (for period January 1, 2016 – December 31, 2016)
George Paspalas – CEO	125,000	$428,750	32,327 - PSUs (3)	$ 299,995	$728,745
Larry Taddei – CFO	75,000	$ 257,250	16,163- PSUs (3)	$ 149,993	$407,243
Peter Megaw – CXO	75,000	$ 257,250	16,163- PSUs (3)	$ 149,993	$407,243
Michael Curlook – VP Investor Relations	30,000	$ 102,900	5,387- PSUs (3)	$ 49,991	$152,891
Jody Harris – Corporate Secretary	20,000	$ 68,600	3,771- PSUs (3)	$ 34,995	$103,595
(C) NEO election to receive portion of 2015 annual incentive in DSUs (4)
George Paspalas (CEO) 50% election of bonus in DSUs (4)			24,916 - DSU	$223,995	$223,995
(A) + (B) + (C) TOTAL NEO LONG TERM GRANTS IN 2015 (18 MONTH GRANT CYCLE) See "Compensation Review Cycle" above
George Paspalas – CEO (4)	187,500	$ 660,000	72,213 (4)	$ 673,989 (4)	$ 1,333,989 (4)
Larry Taddei – CFO	112,500	$ 396,000	23,648	$ 224,993	$ 620,993
(A) + (B) + (C) TOTAL NEO LONG TERM GRANTS IN 2015 (18 MONTH GRANT CYCLE) See "Compensation Review Cycle" above
Peter Megaw – CXO	112,500	$ 396,000	23,648	$ 224,993	$ 620,993
Michael Curlook – VP Investor Relations	45,000	$ 158,400	8,381	$ 79,991	$ 238,391
Jody Harris – Corporate Secretary	30,000	$ 105,600	5,767	$ 54,995	$ 160,595

(1) All stock options are granted with an exercise price equal to the market price of the Company's common shares on the date of grant. The grant date 'fair value' of stock options is determined using the Black-Scholes-Merton pricing model using various assumptions including share price volatility on the grant date based on the expected life of the option of three years based on historical life expectancies, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date. The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.
(2) RSUs, PSUs and DSUs granted have a grant date 'fair value' determined using the fair market value of the common shares on the date of grant.
(3) PSUs granted in 2015 have a 3 year performance period (period in which milestones must be achieved), and vest 50% upon the Company becoming fully funded for its Juancipio mine development, and 50% upon various performance milestones being attained at the Juanicipio project.
(4) Mr. Paspalas elected to take 50% of his 2015 annual incentive bonus in the form of DSUs rather than cash. As a result, included in "Share Based Awards above are 24,916 DSUs valued at $223,995 that would have otherwise been included as part of his 2015 annual incentive plan payment.
The absolute number of stock options, RSUs and DSUs granted, and percentage of total outstanding shares represented by the 2015 grants to NEOs and all other Equity Incentive Plan participants in 2015, are summarized as follows:

Stock Options Granted	RSUs and PSUs Granted under the SUP	DSUs granted under the DSU Plan (1)	Total Grants – all Equity Incentive Plans (2)	Weighted Average Total Shares Issued and Outstanding (2015)	Burn Rate (2)
701,250	101,852	123,932	927,034	69,214,848	1.34%
(1) Excludes 21,388 DSUs granted upon optional Director election to receive a portion of retainer fees in DSUs rather than cash, and 24,916 DSUs granted upon the CEO's election to receive 50% of his annual incentive payment in the form of DSUs rather than in cash.
(2) Includes NEO equity incentive grants covering a 1½ year grant period (June 2015 to December 2016) – see Compensation Review Cycle above.
2015 NEO Total Compensation Mix
The NEO compensation mix is balanced among fixed components (base salary) and at risk components (non-equity annual incentive payments and long-term equity incentives). Summarizing the NEO total compensation by category indicates that the majority of NEO compensation is at risk, and in the case of the CEO and CFO, 76% and 75% respectively:

NEO	Not at Risk Compensation		At Risk Compensation
	Salary or Salary Equivalent ($)%		Non-Equity Incentive Plan Awards (Bonus) ($)%		Long Term Equity-based awards (1) ($)%		Total at Risk (%)	Total Compensation ($)
	(a)		(b)		(c)		(b)+(c)	(a)+(b)+(c)
George Paspalas CEO	$ 500,000	24%	$ 224,000	11%	$ 1,333,989	65%	76%	$ 2,057,989
Larry Taddei CFO	$ 250,000	25%	$ 122,500	12%	$ 620,993	63%	75%	993,493
Peter Megaw CXO	$ 387,105	34%	$ 142,156	12%	$ 620,993	54%	66%	$ 1,150,254
Michael Curlook VP Investor Relations	$ 165,000	37%	$ 46,500	10%	$ 238,391	53%	63%	$ 449,891
Jody Harris Corporate Secretary	$ 110,000	36%	$ 31,000	10%	$ 160,595	54%	64%	$ 301,595
(1) Combined stock options, RSUs, PSUs and DSUs granted under the Company's equity incentive plans, including

Base salary (and the equivalent daily rate for the CXO) comprise only a portion of the total annual cash-based compensation that an NEO is paid; however, non-equity annual incentives and long term equity based compensation, represent compensation that is "at risk" and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable individual performance objectives; (ii) whether the Company has met its operational and corporate performance objectives; and (iii) market performance of the Company's common shares relative to the market and peer common share performance.

As indicated above, the majority of NEO compensation is at risk, and therefore aligned with Shareholder interests.
Group Insurance Benefits
A Group Insurance Plan is extended to all officers and all employees of the Company (excluding directors). The plan was adopted to provide security to employees and their dependents pertaining to health and welfare risks. The plan premiums are paid by the Company, and coverage includes extended health and dental benefits, long-term disability insurance, $25,000 of life and critical illness insurance, and an employee assistance plan. Dr. Megaw, as a US resident, does not participate in group insurance benefits.

Risks Related To Compensation Policies & Practices
The Company is an exploration and development stage company and does not yet have any operating assets. Incentive compensation is generally paid in relation to milestones regarding the advancement of projects (drilling success, resource calculations, evaluation and development activities) which are subject to considerable external review and assessment that is independent of the Company's NEOs. As such, the Compensation Committee considers that its compensation practices are unlikely to encourage any NEO from taking inappropriate risks.
The Compensation Committee also believes that its policies and practices include the following characteristics that reduce the likelihood of having a material adverse risk on the Company or excessive risk-taking by employees, including NEOs:
•	The compensation mix is balanced among fixed components (base salary and group insurance benefits) and at risk components (annual incentive payments and long-term incentives, including equity incentive grants);
•	The Compensation Committee and Board have ultimate authority to determine compensation provided to each of the NEOs;
•	The Compensation Committee, under its charter, has the authority to retain any advisor it deems necessary to fulfill its obligations and has in the past engaged independent compensation consultants on an as needed basis, which have assisted the Committee in reviewing executive compensation;

•	The annual incentive program for the executive management team, which includes each of the NEOs, is approved by the Board. Individual payouts are based on a combination of both individual and corporate metrics as well as both qualitative and discretionary factors;
•	Equity based awards are all recommended by the Compensation Committee and approved by the Board; and
•	The Board approves the compensation for the all NEOs.
Hedging of Company Securities
Certain types of trades in securities of the Company by NEOs and directors can raise particular concerns about potential breaches of applicable securities law or that the interests of the persons making the trade are not aligned with those of the Company. Therefore, the Company has specific conditions outlined in its Timely Disclosure, Confidentiality and Insider Trading Policy prohibiting NEOs and directors from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or director. NEOs and directors are prohibited at any time from, directly or indirectly, undertaking any of the following activities:
•	speculating in securities of the Corporation, which may include buying with the intention of quickly reselling such securities, or selling securities of the Corporation with the intention of quickly buying such securities (other than in connection with the acquisition and sale of shares issued under the Corporation's stock option plan or any other Corporation benefit plan or arrangement);
•	short selling a security of the Corporation or any other arrangement that results in a gain only if the value of the Corporation's securities declines in the future;
•	selling a "call option" giving the holder an option to purchase securities of the Corporation; and
•	buying a "put option" giving the holder an option to sell securities of the Corporation.

C. Performance Graph
The following graph compares the cumulative shareholder return on a $100 investment in common shares of the Company to the cumulative shareholder return for the S&P/TSX Composite Index and for the Market Vector Junior Gold Miners (ETF) ("GDXJ"), each for the five-year period ended December 31, 2015.

 The S&P/TSX Composite Index provides investors with an indicator of market activity for Canadian equity markets and is the primary gauge for Canadian-based, Toronto Stock Exchange listed companies. The index is designed to offer the representation of a broad benchmark index and includes the securities of companies in a wide variety of industries, and is not specific to the mining or silver industry.

The GDXJ is an Exchange Traded Fund ("ETF") and is compiled of stocks from small and medium-capitalization companies in the gold and/or silver mining industry, more closely resembling the business of MAG. The Company therefore believes tracking its share price against the GDXJ is a more appropriate measure of the relative market performance of the Company, and has used this comparison in evaluating CPOs above in "Incentive Compensation and Measurements of Performance."

Performance Graph
(vs. S&P/TSX Composite Index & Market Vectors Junior Gold Miners ETF)
$140
$120
$100
$80
$60
$40
$20
$0
2010
2011
2012
2013
2014
2015
MAG Silver Corp.
S&P/TSX Composite Index
Market Vectors Junior Gold Miners ETF

Note: Sourced from Bloomberg. Cumulative Total Shareholder Return assuming dividend reinvestment

	2010	2011	2012	2013	2014	2015
MAG Silver Corp.	100.00	54.08	82.08	44.39	76.84	78.85
S&P/TSX Composite Index	100.00	91.28	97.84	110.54	122.19	112.02
Market Vectors Junior Gold Miners ETF ("GDXJ")	100.00	67.44	54.94	23.02	19.54	18.81
Note: Assuming an investment of $100 on December 31, 2010, with a MAG share price of $12.39/share, the TSX S&P index at 13,443.20 and the GDXJ index at 142.09 with all dividends reinvested.
Comparison of Cumulative Total Return
From December 31, 2010 to December 31, 2015, the share price of the Company decreased by 21.1%, compared to an increase in the S&P/TSX Composite Index of 12.0% and compared to a decrease in the GDXJ Index of 81.1% during the corresponding five-year period. During the same period, the aggregate compensation of all individuals acting as NEOs increased by 44%. This increase in aggregate compensation for all NEOs over the five-year period can be attributed to several factors, including the ongoing growth and development of the Company as it transitions from exploration to development and preproduction, and the recruitment of a CEO in 2013 with an extensive production-focused skill set with the ability to grow the Company into a significant silver producing company.
Although overall NEO compensation is partially correlated with market performance, the Compensation Committee also considers in determining compensation, numerous factors outside the control of the Company that can affect the Company's share price (commodity prices, threats to global economic stability and growth, etc.). In addition, Fresnillo plc, the Company's joint venture partner, is the operator of the Company's 44% interest in the Juanicipio Property and the Company is reliant on Fresnillo plc to advance the project in a timely and efficient fashion. The Company's primary assets, specifically its 44% interest in the Juanicipio Property and its 100% owned Cinco de Mayo property, have both been significantly advanced in the last five years, and significant net asset value has been created which should eventually correlate to increased shareholder returns.

D. Compensation Governance
Compensation Committee – Members and Skills
The Company's Compensation Committee consists of three independent directors. The members of the Compensation Committee are Richard Colterjohn (Chairman), Richard Clark and Derek White. As discussed above under the heading "Compensation Discussion and Analysis," the Compensation Committee is charged with implementing an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company's executive officers. In 2015, the Compensation Committee held three meetings, all of which were attended by Messrs. Colterjohn, Clark and White. In connection with its mandate, the Compensation Committee keeps the Board apprised of its work by providing regular updates at the Company's board meetings.
The members of the Compensation Committee have a range of skills and experience which the Company believes provides the expertise necessary to oversee the Company's executive compensation structure. In addition, the Compensation Committee obtains input from independent outside compensation consultants when necessary. The relevant experience of the Compensation Committee members is summarized below.
Richard Colterjohn	•
Mr. Colterjohn is or has served as, a director of eight other Canadian public mining sector companies: Centenario Copper Corp., Canico Resource Corp., Cumberland Resources Ltd., Viceroy Exploration Ltd., Explorator Resources Inc., AuRico Gold, AuRico Metals Inc. and Roxgold Inc.

•
In his capacity as a director, Mr. Colterjohn currently serves as the Chair of the Compensation Committee of Roxgold Inc., and has served as a former Chair of the Compensation Committee of Cumberland Resources Ltd. and as a former member of the Compensation Committee of Viceroy Exploration Ltd.

Richard Clark	•
Mr. Clark has been a senior executive with the Lundin Group of Companies for the past 16 years. Mr. Clark is, or has served as, a director of ten other public companies: RB Energy Inc. (formerly Sirocco Mining Inc.), Lucara Diamond Corp., Orca Gold Inc., Red Back Mining Inc., Kinross Gold Corporation, Fortuna Silver Mines Inc., Corriente Resources Inc., Minera Andes Inc., Sanu Resources Ltd., and Sunridge Gold Corp.

	•	In his capacity as a director, Mr. Clark has served on the Compensation Committees of numerous companies, including, most recently Orca Gold Inc. and Lucara Diamond Corp.
Derek White	•	Mr. White is a Principal of Traxys Capital Partners. Formerly Mr. White was a senior executive and a director of KGHM International Ltd. and formerly a director of Magellan Mineral Limited.
•
In his capacity as a senior executive and a director, Mr. White serves on the Compensation Committee of Magellan Minerals Limited and was formerly involved with international compensation matters of the KGHM group of companies. He has also served on the Compensation Committees of Oro Silver Resources Ltd. and Laurentian Goldfields Limited.

Policies and Practices Used to Determine Executive and Board Compensation
The Company's policies and practices for establishing compensation levels for executive officers have been described in the "Statement of Executive Compensation" section commencing on page 16 of this Information Circular.
The Compensation Committee determines director compensation with reference to board compensation of comparably sized Canadian companies. See "Director Compensation" commencing on page 42 of this Information Circular.
Responsibilities, Powers and Operation of the Compensation Committee
The Board has established a Compensation Committee for the purpose of providing the Board with recommendations relating to compensation of all directors and executive officers, succession plans for executive officers, human resources policies for executive officers, and administration of the Corporation's compensation and benefits plans.
In fulfilling its responsibilities, the Compensation Committee is required, among other things, to: (a) review and recommend to the Board the general compensation philosophy and guidelines for all directors and executive officers; (b) review and recommend to the Board all grants and awards made under all the Company's equity related plans including: the Stock Option Plan; Share Unit Plan; and the DSU Plan; (c) review and recommend to the Board all other executive compensation matters; (d) establish compensation and recruitment policies and practices for the Company's executive officers; (e) administer the Company's Stock Option Plan and the Share Unit Plan; (f) consider requests for the retention of outside advisors and experts (including compensation consultants and legal counsel); and (g) review compensation disclosure in public documents, including the Compensation Discussion and Analysis included herein, in accordance with applicable rules and regulations.
The CEO may be asked to attend the Compensation Committee's deliberations regarding NEOs other than himself; however, he does not participate in votes related to NEO compensation.
Executive Compensation Consultant
The Compensation Committee periodically engages an independent executive compensation consulting firm specializing in executive and Board compensation reviews, strategic short and long-term incentive design, executive retention issues and compensation and executive contract issues surrounding mergers and acquisitions. Since 2010, the firm engaged as needed, has been Lane Caputo Compensation Inc. ("Lane Caputo"). When engaged, their mandate has been to assist the Compensation Committee by providing a review of the compensation arrangements for the Company's executive management team and independent directors and recommending changes (if any) to various pay elements and/or strategies to ensure alignment with current market practices. Lane Caputo has also provided the Compensation Committee with benchmarking analysis of the Company's compensation practices as compared to a peer group of companies in the same industry, and of similar size and stage of development.
The Compensation Committee considers the information provided by Lane Caputo, among other factors, when making recommendations to the Board for approval.

Fees for Executive Compensation Analysis
The following table summarizes the executive compensation consulting and other fees charged by Lane Caputo for its services during 2015 (not engaged) and during 2014 (see "Comparator Group" above under "Compensation Discussion & Analysis"):

Service Provided	Fiscal Year 2015	Fiscal Year 2014
Compensation Reports	Nil	$36,000
Other services	Nil	Nil
In the fiscal years of 2015 and 2014, no additional services were undertaken by Lane Caputo on behalf of the Company.
The Compensation Committee is required to pre-approve any non-compensation related work by Lane Caputo. Although management may liaise with Lane Caputo to provide information on the Company's compensation specifics, Lane Caputo reports directly to the Compensation Committee in all engagements undertaken.
E. Summary Compensation Table
The following table contains a summary of the compensation paid to the NEOs of the Company during the three most recently completed financial years.
NEO Name and Principal Position	Year	Salary ($)	Share-based awards (1) (4)	Option-based awards(2)(3)(4)	Non-Equity incentive plan compensation Annual incentive plans (5) ($)	All other compensation ($)	Total compensation ($)
			Includes equity awards for an 18 month pay cycle – see table that follows to reflect 12 month equivalent pay cycle. (4)
(a)	(b)	(c)	($) (d)	($) (e)	(f1)	(h)	(i)
George Paspalas CEO (6) (7)	2015	500,000	673,989(7)	660,000	224,000(7)	Nil	2,057,989
	2014	500,000	249,996	463,750	575,000	Nil	1,788,746
	2013	106,096 (6)	n/a	990,000	84,877	Nil	1,180,973
Larry Taddei CFO	2015	250,000	224,993	396,000	122,500	Nil	993,493
	2014	230,000	119,998	222,600	113,000	Nil	685,598
	2013	230,000	n/a	187,200	64,000	Nil	481,200
Peter Megaw CXO(8)	2015	387,105 (8)	224,993	396,000	142,156 (8)	Nil	1,150,254
	2014	294,873 (8)	99,998	185,500	52,204 (8)	Nil	632,575
	2013	248,010 (8)	n/a	124,800	n/a (8)	Nil	372,810
Michael Curlook VP Investor Relations (9)	2015	165,000	79,991	158,400	46,500	Nil	449,891
	2014	155,000	49,999	92,750	52,000	Nil	349,749
	2013	107,349 (9)	n/a	321,999	26,000	Nil	455,348
Jody Harris Corporate Secretary	2015	110,000	54,995	105,600	31,000	Nil	301,595
	2014	105,000	34,999	64,925	32,000	Nil	236,924
	2013	100,466	n/a	62,400	22,000	Nil	184,866
(1)	RSUs, PSUs and DSUs granted under the Company's Equity Incentive Plans as described above under "Long Term Compensation." The grant date 'fair value' of these grants was determined using the fair market value of the common shares on the date of grant. The Share Unit and Deferred Share Unit Plans were originally approved by shareholders in 2014 and were not applicable in 2013.
(2)	The grant date 'fair value' of stock options has been determined using the Black-Scholes-Merton model. This value is the same as the fair value established in accordance with IFRS and was determined using various assumptions including share price volatility on the grant date taking into account an expected life of the option of three years based on historical life expectancies, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada. The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.

(3)	All stock options are granted with an exercise price equal to the market price of the Company's common shares on the date of grant. Accordingly, the above values shown for these option grants reflects the theoretical fair value of the options at the time of the grant (based on the Black-Scholes-Merton option pricing model noted in (2) above), and do not represent the in-the-money value at the time of grant.
(4)	Includes NEO equity incentive grants covering a 1 ½ year grant period (June 2015 to December 2016) – see Compensation Review Cycle above and "Annualized Summary Compensation Table – 2015" below.
(5)	The dollar amounts under the "Non-Equity Incentive Plan Compensation - Annual Incentive Plans" column represent cash bonus payments made prior to December 31 of the noted fiscal year, for non-equity incentive plan compensation earned by the NEO in the same fiscal year (as more fully described on page 23 under "Incentive Compensation and Measurements of Performance" above).
(6)	Mr. Paspalas' was appointed CEO of the Company on October 15, 2013 at an annual base salary of $500,000. Mr. Paspalas was also appointed as a Director of the Company effective the same date, but does not receive additional compensation for his directorship services.
(7)	Mr. Paspalas elected to take 50% of his 2015 annual incentive bonus in the form of DSUs valued at $223,995. As a result, included in "Share Based Awards ((d) above) is $223,995 in DSUs that would have otherwise been included as part of his 2015 annual incentive plan payment ((f1) above).
(8)	Dr. Megaw has consulted with the Company since its inception, and was appointed Chief Exploration Officer on June 24, 2014, prior to which time he was also a director of the Company. He is remunerated in US$ through IMDEX Inc., a company in which he is a principal, under the FSA as described above under "CXO Daily Rate." Dr. Megaw was paid consulting fees as CXO of US$296,400 in 2015 (US$261,300 in 2014; US$201,000 in 2013), and a bonus of US$102,000 in 2015 (US$45,000 in 2014; n/a in 2013).
(9)	Mr. Curlook's employment with the Company as VP Investor Relations commenced on March 4, 2013.

The Company has calculated the "grant date fair value" amounts for options in column (e) using the Black-Scholes-Merton model, a mathematical valuation model as described in note (2) above.  Calculating the value of stock options using this methodology is very different from a simple "in-the-money" value calculation.  For example, stock options that are well out-of-the-money, may still have had a significant "grant date fair value" based on a Black-Scholes-Merton valuation, especially where, as in the case of the Company, the price of the share underlying the option is highly volatile.  Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The value of the in-the-money options currently held by each NEO as at the end of the current financial year, is set forth in column (e) of the "Outstanding Option-Based Awards" table below.

 Annualized Summary Compensation Table – 2015 Adjusted

As discussed above on page 26 "Compensation Review Cycle" the equity based awards granted in 2015 included an additional 6 month equity grant used to transition the NEOs to an annual global compensation review in December of each year going forward.  As a result, the 2015 equity NEO grants include an additional ½ year grant.  In order to assess the comparable 'annual' compensation for the year, the additional ½ year grant should not be considered.  An adjusted "Annualized Summary Compensation Table" for the NEOs in 2015 would be as follows:

NEO Name and Principal Position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-Equity incentive plan compensation Annual incentive plans ($)	All other compensation ($)	Total compensation ($)
(a)	(b)	(c)	(d)	(e)	(f1)	(h)	(i)
George Paspalas CEO	2015	500,000	673,989 (1)	660,000	224,000(1)	Nil	2,057,989
	Less ½ yr grant(2)	-	(149,999)	(231,250)	-	-	(381,249) (2)
	2015 Adj	500,000	523,990 (1)	428,750	224,000(1)	Nil	1,676,740
Larry Taddei CFO	2015	250,000	224,993	396,000	122,500	Nil	993,493
	Less ½ yr grant(2)	-	(75,000)	(138,750)	-	-	(213,750) (2)
	2015 Adj	250,000	149,993	257,250	122,500	Nil	779,743
Peter Megaw CXO	2015	387,105	224,993	396,000	142,156	Nil	1,150,254
	Less ½ yr grant(2)	-	(75,000)	(138,750)	-	-	(213,750) (2)
	2015 Adj	387,105	149,993	257,250	142,156	Nil	936,504
Michael Curlook VP Investor Relations	2015	165,000	79,991	158,400	46,500	Nil	449,891
	Less ½ yr grant(2)	-	(30,000)	(55,500)	-	-	(85,500) (2)
	2015 Adj	165,000	49,991	102,900	46,500	Nil	364,391
Jody Harris Corporate Secretary	2015	110,000	54,995	105,600	31,000	Nil	301,595
	Less ½ yr grant(2)	-	(20,000)	(37,000)	-	-	(57,000) (2)
	2015 Adj	110,000	34,995	68,600	31,000	Nil	244,595
(1)	Mr. Paspalas elected to take 50% of his 2015 annual incentive bonus in the form of DSUs valued at $223,995. As a result, included in "Share Based Awards ((d) above) is $223,995 in DSUs that would have otherwise been included as part of his 2015 annual incentive plan payment ((f1) above).
(2)	Amount per "(A) – June 23, 2015 Grant (for period July 1, 2015 – December 31, 2015)" above.
F. Incentive Plan Awards
Outstanding Option-Based and Share-Based Awards
The following table sets out, for each NEO, the option-based and share-based awards outstanding as at December 31, 2015 and their market value as of the same date.  Unless otherwise noted, the option based awards were fully vested as at December 31, 2015.
•	Option-based award value is calculated based on the difference between the market value of the securities underlying the instruments at the end of the year and the exercise price of the option.
•	Share-based award value is calculated based on the closing price at December 31, 2015.
•	The closing price of the Company's shares on the TSX on December 31, 2015 was $9.77.

	Option Based Awards				Share-based Awards (4)
Name (a)	Number of securities underlying unexercised options (#) (b)	Option exercise price ($) (c)	Option expiration date (d)	Value of unexercised in-the-money options ($) (e)	Number of share or units of shares that have not vested (#) (f)	Market or payout value of share-based awards that have not vested ($) (g)	Market or payout value of vested share-based awards not paid out or distributed ($) (h)
George Paspalas	500,000	5.35	10/15/2018	2,210,000	50,607	494,430	454,364
	125,000(1)	10.04	07/02/2019	Nil	n/a	n/a
	62,500(2)	10.02	06/23/2020	Nil		n/a	n/a
	125,000(3)	9.28	12/04/2020	61,250
Larry Taddei	75,000	10.44	7/28/2016	Nil	25,137	245,588	102,224
	75,000	9.15	08/02/2017	46,500	n/a	n/a	n/a
	90,000	5.86	6/24/2018	351,900	n/a	n/a	n/a
	60,000(1)	10.04	07/02/2019	Nil	n/a	n/a	n/a
	37,500(2)	10.02	06/23/2020	Nil	n/a	n/a	n/a
	75,000(3)	9.28	12/04/2020	36,750	n/a	n/a	n/a
Peter Megaw	50,000	10.44	7/28/2016	Nil	26,967	263,468	32,436
	50,000	9.15	08/02/2017	31,000	n/a	n/a	n/a
	50,000(1)	10.04	07/02/2019	Nil	n/a	n/a	n/a
	37,500(2)	10.02	06/23/2020	Nil	n/a	n/a	n/a
	75,000(3)	9.28	12/04/2020	36,750	n/a	n/a	n/a
Michael Curlook	100,000	9.61	06/04/2018	16,000	9,043	88,350	42,187
	25,000(1)	10.04	07/02/2019	Nil	n/a	n/a	n/a
	15,000(2)	10.02	06/23/2020	Nil	n/a	n/a	n/a
	30,000(3)	9.28	12/04/2020	14,700	n/a	n/a	n/a
Jody Harris	20,000	10.44	7/28/2016	Nil	6,264	61,199	23,995
	25,000	9.15	08/02/2017	15,500	n/a	n/a	n/a
	30,000	5.86	6/24/2018	117,300	n/a	n/a	n/a
	17,500(1)	10.04	07/02/2019	Nil	n/a	n/a	n/a
	10,000(2)	10.02	06/23/2020	Nil	n/a	n/a	n/a
	20,000(3)	9.28	12/04/2020	9,800	n/a	n/a	n/a
(1)	Options 2/3 fully vested as at December 31, 2015 and 1/3 vesting on July 2, 2016.
(2)	Options 1/3 fully vested as at December 31, 2015; 1/3 vesting on June 23, 2016 and 1/3 vesting on June 23, 2017.
(3)	Options 1/3 fully vested as at December 31, 2015, 1/3 vesting on December 4, 2016 and 1/3 vesting on December 4, 2017.
(4)	Share-based awards to NEO's included RSUs, PSUs and DSUs. RSUs vest 1/3 upon the date of grant, and 1/3 each 12 and 24 months from the date of the grant. PSUs vest upon satisfying specific performance criteria within a 3-year performance period, as set at the time of grant. DSUs incentive grants vest 1/3 upon the date of grant, and 1/3 each 12 and 24 months from the date of the grant; DSUs received in lieu of a bonus as elected by the NEO, vest immediately upon grant.

Value Vested or Earned During the Year
The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ended December 31, 2015.  The value of the option-based awards vested during the year in the table below is the difference between the closing price of a common share of the Company on the TSX at the close of the particular 2015 vesting date and the exercise price of the option.  The value of the share unit-based awards vested during the year in the table below is the closing price of a common share of the Company on the TSX as at the 2015 vesting date. The non-equity incentive plan compensation earned during the year in the table below represents the NEOs 2015 annual incentive paid (as discussed above in the "Compensation Discussion & Analysis") in December 2015.
Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
George Paspalas	870,000	356,414	224,000
Larry Taddei	126,300	64,561	122,500
Peter Megaw	84,200	65,935	142,157
Michael Curlook	-	26,484	46,500
Jody Harris	42,100	18,205	31,000
G. Employment Agreements
Each of Messrs. Paspalas and Curlook entered into an employment agreements dated October 15, 2013, and March 4, 2013, respectively. Ms. Harris entered into an employment agreement with the Company, which was amended and restated on October 17, 2008. Mr. Taddei entered into an employment agreement with the Company dated June 22, 2010.  Further amending agreements were executed for Mr. Taddei effective August 1, 2011, and for Ms. Harris effective December 13, 2013, providing for amendments to the entitlements of each NEO upon a dismissal without cause.  Such employment agreements, including all amendments thereto, are collectively referred to in this Information Circular as the "Employment Agreements." Dr. Megaw's services are contracted under the terms of a FSA between the Company and IMDEX (see "Interest of Informed persons in Material Transactions" below).
The Employment Agreements prescribe the terms of employment for each of Messrs. Paspalas, Taddei, Curlook and Ms. Harris and set out their base salary and eligibility for incentive based awards (annual discretionary bonus and equity incentive grants).
The annual salary of each of Messrs. Paspalas, Taddei, Curlook and Ms. Harris are reviewed annually in the manner consistent with the Compensation Discussion and Analysis above.  The payment of bonuses and the grants made under incentive equity plans are at the discretion of the Board and are determined in accordance with the methodology described in the "Compensation Discussion and Analysis" above. Dr. Megaw's consulting terms under the Field Services Agreement are reviewed and renewed annually, and any bonuses and grants made under incentive equity plans are fully at the discretion of the Board.
Subject to the Company's obligations described below under "Termination and Change of Control Benefits," the Employment Agreements of Messrs. Paspalas, Taddei, Curlook and Ms. Harris may be terminated by the Company for cause at any time by notice in writing without giving reasonable notice or compensation in lieu of notice.  Each of Messrs. Paspalas, Taddei, Curlook and Ms. Harris may terminate their respective employment with the Company at any time by giving written notice as defined in their respective employment agreements (see "Resignation or Retirement" below); however, upon receipt of such notice, the Company may elect to terminate their respective employment at any time during the notice period.  As discussed below under "Termination and Change of Control Benefits," each of Messrs. Paspalas, Taddei, Curlook and Ms. Harris have certain entitlements in the event of a Change of Control (as defined below) of the Company. With respect to Dr. Megaw, the FSA does not include Termination and Change of Control Benefits.

H. Management Share Ownership Requirement
In an effort to align the interests of the NEO's with those of Shareholders, in 2013 the Company adopted a minimum share ownership requirement for the CEO and CFO (and VP Operations should that role be occupied), pursuant to which they are required to own common shares or equity linked securities other than options (collectively "MAG Securities") having a value established by the Board.  During 2015, the minimum share ownership requirement was amended to include the CXO. The current minimum share ownership requirements are (i) for the CEO, a value equivalent to three times annual base salary; (ii) for the CFO (and VP Operations should that role be occupied), a value equivalent to one times annual base salary; and (iii) for the CXO, a value equivalent to one times his prior years' billings for consulting services.  Executives must achieve this ownership threshold by the later of (a) three years from the date the individual became an officer, and (b) three years from the date of the minimum equities holding policy (dated May 13, 2013). Ownership thresholds are calculated from time to time based on the greater of the initial acquisition cost (and in the case where securities are acquired pursuant to the stock option plan, the tax cost of such securities), and the 200-day volume-weighted average price ("VWAP") of MAG Securities on the TSX as at the date of determination, provided that any other change in the market value of MAG Securities will not be considered in determining the minimum holdings of MAG Securities required by this policy.

Each individual is required to maintain their minimum ownership level throughout his term as an officer.

Under the share ownership requirements and terms as described above, the following table outlines the NEOs standing relative to the requirement as of the date of this Information Circular.
Share Ownership Position and Requirement of NEOs as at May 13, 2016:
Name	Number of Eligible MAG Securities (1) (#)	Value of Holdings (2) ($)	Base Salary as at May 14, 2016 ($)	Minimum Equity Holding ("MEH") ($)	Share Ownership Requirements Met
George Paspalas, CEO	122,113	1,354,233	500,000	1,500,000	N/A(3)
Larry Taddei, CFO	80,897	917,587	250,000	250,000	Yes
Peter Megaw, CXO	385,462	4,274,774	387,105(4)	387,105	Yes
(1)	Eligible MAG Securities includes number of common shares, RSUs, PSUs and DSUs held by the NEO as at May 13, 2016.
(2)	Value of holdings is based on the total number of eligible securities held multiplied by the value per common share (calculated as the greater of the initial acquisition value per common share and the 200-day volume weighted average common share price on the TSX as at May 13, 2016 of $11.09.
(3)	Mr. Paspalas joined the Company effective October 15, 2013, and under the policy he has three years from this date to achieve his share ownership requirement (October 15, 2016).
(4)	Based on 2015 Canadian dollar equivalent consulting fees earned.

I. Termination and Change of Control Benefits
Pursuant to the Employment Agreements entered into by the Company with each NEO, and the FSA entered into by the CXO, the Company is required to make certain payments upon termination (whether voluntary, involuntary, or constructive), resignation, retirement or in certain circumstances following a change of control, as applicable. An estimate of the amount of these payments assuming that the triggering event giving rise to such payments occurred on December 31, 2015 is set out in the table below and is more fully described in the section that follows.

	Triggering Event – December 31, 2015
NEO	Resignation or Retirement $	Termination For Cause $	Termination Without Cause $	Change of Control $
George Paspalas	Nil	Nil	1,500,000	1,895,990
Larry Taddei	Nil	Nil	291,667	375,000
Peter Megaw (1)	Nil	Nil	Nil	Nil
Michael Curlook	Nil	Nil	41,250	211,500
Jody Harris	Nil	Nil	110,000	141,000
(1)	Dr. Megaw's services are encompassed under a Field Services Agreement between the Company and IMDEX (see "Interest of Informed persons in Material Transactions" below) which does not include Termination and Change of Control Benefits.
Resignation or Retirement
Mr. Paspalas is entitled to resign at any time by giving the Company at least 90 days' prior notice (which the Company may shorten or waive entirely). In the event Mr. Paspalas resigns, the Company is required to pay a lump sum payment equal to his unpaid annual base salary and vacation pay up to and including the last day of the notice period. Such resigning NEO is also entitled to receive his or her benefits to the last day of the notice period.
Messrs. Taddei, Curlook and Ms. Harris are entitled to resign at any time by giving the Company at least 60, 30, and 60 days' prior notice respectively (which the Company may shorten or waive entirely). In the event Messrs. Taddei, Curlook or Ms. Harris resigns, the Company is required to pay a lump sum payment equal to: (a) his or her unpaid annual base salary and vacation pay to and including the last day of the notice period; and (b) an amount equal to the annual bonus paid to such person in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which such NEO resigns and the date of resignation and the denominator of which is 365. Such resigning NEO is also entitled to receive his or her benefits to the last day of the notice period. Because 2015 bonuses were already paid as of December 31, 2015, there would have been no requirement on the part of the Company to pay a 2015 bonus upon the resignation of any of Messrs. Taddei, Curlook or Ms. Harris on December 31, 2015. The only obligation of the Company would be the payment of salary for their respective notice periods.
In the event that Messrs. Paspalas, Taddei, Curlook or Ms. Harris either retire or die, the retiring or deceased NEO, as applicable, or the named beneficiary, is entitled to receive an amount equal to such NEO's unpaid annual base salary and vacation pay to the date of termination of employment plus an amount determined by the Company's Board of directors, in its sole discretion, having regard for the amount of bonus such NEO would reasonably be expected to have earned for that year to the date of termination of employment.
There are no payment obligations owing to Dr. Megaw by the Company, under any form of Termination under the FSA.

Termination for Cause
Upon termination of employment of Messrs. Paspalas, Taddei, Curlook, or Ms. Harris for cause, the Company is not required to make any payments to such NEO, other than for his or her annual base salary, benefits and vacation pay earned up to the date of termination.
There are no payment obligations owing to Dr. Megaw by the Company, under any form of Termination under the FSA.
Termination Without Cause
Upon termination of Mr. Paspalas without cause, the Company is required to pay him a lump sum payment equal to the sum of: (a) his or her unpaid annual base salary and vacation pay to the date of termination; (b) an amount equal to two times the sum of (i) his annual base salary and (ii) the target bonus for the year. Additionally, Mr. Paspalas would continue to receive the benefits he or she was entitled to immediately prior to the date of termination for the period equal to the lesser of three months or such time as the NEO obtains comparable benefits from another source.
Upon termination without cause of Messrs. Taddei, Curlook and Ms. Harris, the Company is required to pay to each NEO a lump sum payment equal to the sum of: (a) his or her unpaid annual base salary and vacation pay to the date of termination; (b) an amount equal to the annual bonus paid to such NEO in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which such NEO is terminated and the date of termination and the denominator of which is 365 (assuming the bonus for the current year has not been paid); (c)(i) nine months of his annual base salary, plus one additional month for each full year of service to a maximum of 18 months in the case of Mr. Taddei; and (c)(ii) three months of his or her annual base salary, plus one additional month for each full year of service to a maximum of 18 months in the case of Mr. Curlook and Ms. Harris. Additionally, the NEO must continue to receive the benefits he or she was entitled to immediately prior to the date of termination for the period equal to the lesser of three months or such time as the NEO obtains comparable benefits from another source.
There are no payment obligations owing to Dr. Megaw by the Company, under any form of Termination under the FSA.
Change of Control / Change of Responsibilities
For purposes of the Employment Agreements of Messrs. Paspalas, Taddei, Curlook and Ms. Harris, a "Change of Control" includes the acquisition by a person of 50% or more of the common shares of the Company; certain transactions (e.g., reorganization, merger, amalgamation, plan of arrangement, consolidation or sale of all or substantially all of the Company's assets) that result in a person owning more than 50% of the common shares of the Company or the reorganized entity; a shareholder approved liquidation or dissolution of the Company; and the individuals comprising the Board ceasing to constitute at least a majority of the Company's Board (provided, however, that any subsequent directors whose election is approved by a vote of at least two-thirds of the directors then comprising the incumbent board shall be considered as though such individuals were members of the incumbent board unless assumptions of office occurred as a result of a proxy contest).
The Company recognizes the valuable services that the NEOs provide to the Company and the importance of the continued focus of the NEOs in the event of a possible Change of Control (as defined above). Because a Change of Control could give rise to the possibility that the employment of a NEO would be terminated without cause or adversely modified, the Board determined that it would be in the best interests of the Company to ensure that any distraction or anxiety associated with a possible Change of Control be alleviated by ensuring that, in the event of a Change of Control, each NEO would have the following guaranteed rights.

In the event that Mr. Paspalas' employment is terminated by the Company within three months of a Change of Control of the Company (other than for cause, permanent disability, death or retirement) or Mr. Paspalas terminates his employment within three months of a Change of Control of the Company for good reason (generally being a material adverse change in terms of employment), the Company must pay Mr. Paspalas (i) any unpaid annual base salary for the period to and including the date of termination and an amount equal to, and (ii) an amount equal to two times the sum of (X) his annual base salary then in effect and (Y) the target bonus for the year.
In the event that Messrs. Taddei's, Curlook's or Ms. Harris' employment is terminated by the Company within three months of a Change of Control of the Company (other than for cause, permanent disability, death or retirement) or in the case that Messrs. Taddei, Curlook or Ms. Harris employment is terminated by one of them within three months of a Change of Control of the Company, the Company must pay that NEO any unpaid annual base salary and vacation for the period up to and including the date of termination, and an amount equal to the sum of the NEOs annual base salary of that fiscal year, plus the annual bonus paid to such NEO for the previously completed fiscal year.
Each of Messrs. Paspalas, Taddei, Curlook and Ms. Harris is entitled, following a Change of Control and termination, to have any options, rights, warrants or other entitlements for the purchase or acquisition of securities in the capital of the Company that he or she holds become immediately fully vested on the date of termination and any unexercised portion of such options or other securities will thereafter be exercisable by him or her for up to 90 days after the date of termination.  These NEOs will also be entitled to ongoing benefits until the earlier of three months after the date of termination, the NEOs normal retirement date and the NEOs commencement of full time employment with a new employer.

There are no payment obligations owing to Dr. Megaw by the Company, under any form of Termination under the FSA, including under a change of control as defined above.
J. Pension Plan Benefits
The Company does not provide any pension benefits and does not have a pension plan.
K. Director Compensation
No additional compensation is paid to Mr. Paspalas, the Company's CEO, in consideration for his services as a director of the Company.  All compensation paid to Mr. Paspalas, CEO in the course of the year have been reflected above in the "Summary Compensation Table" for NEOs.

The following table describes director compensation for non-executive directors for the year ended December 31, 2015.
Name	Fees Earned (1) ($)	Option-based (2) ($)	Share-based awards (3) ($)	All other compensation(4) ($)	Total compensation ($)
Jonathan Rubenstein	70,000	n/a	224,977	Nil	294,977
Daniel MacInnis	43,500	n/a	149,991	11,000	204,491
Derek White	Nil (3)	n/a	208,466	Nil	208,466
Richard Colterjohn	65,000	n/a	149,991	Nil	214,991
Peter Barnes	66,500	n/a	149,991	Nil	216,491
Richard Clark	Nil (3)	n/a	217,730	Nil	217,730
Jill Leversage	Nil (3)	n/a	206,219	Nil	206,219
(1)	The table outlines the compensation paid for Board and committee retainer fees, meeting fees and per diem fees as per the 'Schedule of Director Fees' below. Committee positions for each director are outlined in the table found under the heading "Election of Directors" above.
(2)	Under the Second Amended and Restated Stock Option Plan approved by Shareholders in June 2014, non-executive directors are no longer eligible for option-based awards.
(3)	Share-based awards consist of DSUs granted under the DSU Plan approved by Shareholders in June 2015. Under the plan, Directors may elect to have all or a portion of director and committee retainers and meeting fees paid in DSUs. Messers. Rubenstein ($74,985), White ($58,475), Clark ($67,739) and Ms. Leversage ($56,228) made the election to receive all or part (as noted in parentheses) of their 2015 retainer and director fees in DSUs in 2015.
(4)	Mr. MacInnis, a director of the Company, had a consulting agreement with the Company on a per diem basis for exploration work that expired on December 31, 2015 (see "Interests of Informed Persons in Material Transactions" below).
Equity-Based Awards to Directors
The following table sets out for each non-executive director, the incentive equity-based awards including options (option-based awards) granted prior to June 2014 and DSUs (share-based awards) granted thereafter and outstanding as of December 31, 2015 with their market value as of the same date. Unless otherwise noted, these equity-based awards were fully vested as at December 31, 2015. The closing price of the Company's shares on the TSX on December 31, 2015 was $9.77.

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	Option Based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of share or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Jonathan Rubenstein	75,000	10.44	7/28/2016	Nil	Nil	Nil	421,634
	75,000	9.15	08/02/2017	46,500	n/a	n/a	n/a
Dan MacInnis	125,000	10.44	7/28/2016	Nil	Nil	Nil	298,044
	125,000	9.15	08/02/2017	77,500	n/a	n/a	n/a
	150,000	5.86	24/06/2018	586,500	n/a	n/a	n/a
Derek White	50,000	10.44	7/28/2016	Nil	Nil	Nil	360,982
	50,000	9.15	08/02/2017	31,000	n/a	n/a	n/a
	60,000	5.86	6/24/2018	234,600	n/a	n/a	n/a
Richard Colterjohn	50,000	10.44	7/28/2016	Nil	Nil	Nil	298,044
	60,000	9.15	08/02/2017	37,200	n/a	n/a	n/a
	20,000	5.86	6/24/2018	78,200	n/a	n/a	n/a
Peter Barnes	150,000	12.19	10/05/2017	Nil	Nil	Nil	298,044
	60,000	5.86	6/24/2018	234,600	n/a	n/a	n/a
Richard Clark	150,000	12.19	10/05/2017	Nil	Nil	Nil	370,214
	60,000	5.86	6/24/2018	234,600	n/a	n/a	n/a
Jill Leversage	Nil	Nil	n/a	Nil	Nil	Nil	499,638
Schedule of Director Fees
The fees payable to the directors of the Company for their service as directors and as members of committees of the Board at December 31, 2015 were as follows:
Board or Committee Name	Annual Retainer (1) ($)	Meeting Stipend (1) ($)	Per diem fees (2) ($)
Board of Directors	125,000 (chairman) 30,000 (member)	1,000 per meeting	1,000/day
Audit Committee	15,000 (chairman) 7,500 (member)	1,000 per meeting	1,000/day
Compensation Committee	12,500 (chairman) 5,000 (member)	1,000 per meeting	1,000/day
Governance & Nomination committee	12,500 (chairman) 5,000 (member)	1,000 per meeting	1,000/day
Sustainability Committee	12,500 (chairman) 5,000 (member)	1,000 per meeting	1,000/day
(1)	Under the terms of the Company's DSU plan, a director may elect to receive all or a portion of the annual retainer or meeting fees in the form of DSUs, paid quarterly and in arrears at the end of each quarter.
(2)	Per diem fees are to cover work commitments for director services that generally go beyond that typically required of a director and require a significant time commitment outside meeting preparation time and the attendance at meetings.

Director – Change of Control
Prior to June 24 2014, directors were entitled to receive options under the Amended and Restated Stock Option Plan. Each director of the Company, prior to that time, had entered into an option compensation agreement ("Option Compensation Agreement") between the director and the Company, pursuant to which, if the director resigns or is replaced as a director of the Company at any time within the six months following a Change of Control of the Company, any options, rights, warrants or other entitlements for the purchase or acquisition of securities in the capital of the Company (collectively, the "Director Options") become immediately fully vested and any unexercised portion of such Director Options will thereafter become exercisable by the director, regardless of whether such Director Options are then exercisable, for a term that is the lesser of 90 days after the Date of Termination or the remaining term to expiry for such Director Options.
Value Vested or Earned During the Year
The following table sets forth, for each director of the Company, the value of all incentive plan awards vested or earned during the year ended December 31, 2015. The value of the option-based awards vested during the year in the table below is the difference between the closing price of a common share of the Company on the TSX at the close of the particular 2015 vesting date and the exercise price of the option. The value of the share unit-based awards (DSUs) vested during the year in the table below is the closing price of a common share of the Company on the TSX at the close on the 2015 vesting date. DSUs vest immediately upon grant date due to the long term incentive plan nature of the DSU Plan which entitles directors to exercise DSUs only upon retirement (or non-election) from the board.

Name	Option-based awards – Value vested during the year ($)	Share Unit-based awards – Value vested during the year ($)
Jonathan Rubenstein	126,300	224,977
Dan MacInnis	210,500	149,991
Derek White	84,200	208,466
Richard Colterjohn	84,200	149,991
Peter Barnes	84,200	149,991
Richard Clark	84,200	217,730
Jill Leversage	Nil	206,220

L. Director Share Ownership Requirement
In an effort to align the interests of the Board with those of Shareholders, a minimum share ownership requirement was adopted in 2013 for directors, under which directors are required to own MAG Securities having a value established by the Board. As amended in 2014, the minimum MAG Securities ownership requirement for non-executive directors is $200,000 and in the case of the non-executive Chairman of the Board, $300,000. Directors are required to achieve these thresholds by the later of (a) three years from the date the individual became a director; and (b) three years from the date of the minimum equities holding policy (dated May 13, 2013). Ownership thresholds are calculated from time to time based on the greater of the initial acquisition cost (and in the case where securities are acquired pursuant to the stock option plan, the cost base for tax purposes, of such securities), and the 200-day VWAP of MAG Securities on the TSX as at the date of determination, provided that any other change in the market value of MAG Securities will not be considered in determining the minimum holdings of MAG Securities required by this policy.

Each director is required to maintain his or her minimum ownership level throughout his or her tenure as a director.
Given that the Company's share ownership requirement for directors was adopted May 13, 2013, each of the Company's directors has until May 13, 2016 under the policy to meet the director share ownership requirement.
Under the share ownership requirements and terms as described above, the following table outlines the directors' standings relative to the requirement, as of the date of this Information Circular.
Share Ownership Position and Requirement of Non-Executive Directors standing for re-election, as of May 13, 2016:
Name(1)	Number of Eligible MAG Securities (2)	Value of Holdings (3) ($)	Minimum Equity Holding ("MEH") ($)	Share Ownership Requirements Met (4)
Jonathan Rubenstein	125,036	1,528,369	300,000	Yes
Dan MacInnis	353,643	3,955,967	200,000	Yes
Richard Colterjohn	73,158	823,861	200,000	Yes
Derek White	54,007	636,441	200,000	Yes
Peter Barnes	55,506	616,902	200,000	Yes
Richard Clark	100,314	1,212,483	200,000	Yes
Jill Leversage	56,140	622,593	200,000	Yes
(1)	Mr. Paspalas' shareholdings appear in the NEO section above.
(2)	Includes common shares and DSUs held by the director as at May 13, 2016.
(3)	Value per share is calculated as the greater of the initial acquisition value per common share and the 200-day volume weighted average MAG Common Share price on the TSX as at May 13, 2016 of $11.09.
(4)	Directors are required to achieve these thresholds by the later of (a) three years from the date the individual became a director; and (b) three years from the date of the minimum equities holding policy (dated May 13, 2013).

SECURITIES AUTHORIZED FOR ISSUANCE
 UNDER EQUITY INCENTIVE PLANS
Equity Compensation Plan Information
The following table sets forth details of the Company's compensation plan under which equity securities of the Company are authorized for issuance as at the end of the Company's most recently completed financial year December 31, 2015:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity incentive plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity (Stock Option Plan) compensation plans approved by security holders (1)	3,243,105	$9.20	1,852,615(5)
Equity (Share Unit Plan) compensation plans approved by security holders (2)	156,330	n/a
Equity (Deferred Share Unit Plan) compensation plans approved by security holders (3)	300,541	n/a
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity incentive plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity incentive plans not approved by security holders (4)	600,000	$6.06	Nil
Total	4,299,976	n/a	1,852,615
(1)	Effective June 24, 2014, the shareholders of the Company approved the Seconded Amended and Restated Stock Option Plan – see plan summary below under "Equity Incentive Plans."
(2)	Effective June 24, 2014, the shareholders of the Company approved the Share Unit Plan– see plan summary below under "Equity Incentive Plans."
(3)	Effective June 22, 2015, the shareholders of the Company approved the Amended and Restated Share Unit Plan– see plan summary below under "Equity Incentive Plans."
(4)	Inducement options granted outside the Company's Stock Option Plan in 2013 in accordance with TSX regulations, granted to Mr. Paspalas (500,000) and Mr. Curlook (100,000) as inducements to join the Company as CEO and VP Investor Relations, respectively.
(5)	As at December 31, 2015, there are 1,852,615 share based awards available for grant under these combined share compensation arrangements. The maximum number of common shares that may be issuable under the three combined plans is set at 8% of the number of issued and outstanding common shares on a non-diluted basis, and within that limit, shares issuable under the Share Unit Plan and Amended and Restated Deferred Share Unit Plan may each not exceed 0.75% of the number of issued and outstanding common shares on a non-diluted basis.
Equity Incentive Plans
In June 2014, the Shareholders approved three Equity Incentive Plans: i) Second Amended and Restated Stock Option Plan; ii) Share Unit Plan; and iii) Directors' Deferred Share Unit Plan. In in June 2015 the Shareholders subsequently approved an Amended and Restated Deferred Share Unit Plan. The Equity Incentive Plans are designed to encourage share or equity ownership and entrepreneurship on the part of the directors, senior management and other employees. The Second Amended and Restated Stock Option Plan, Share Unit Plan and Amended and Restated Deferred Share Unit Plan align the interests of the directors, employees and consultants with Shareholders by linking a component of compensation to the longer term performance of the Company's common shares. Importantly for an exploration and development stage company, the Second Amended and Restated Stock Option Plan, Share Unit Plan and DSU Plan also allow the Company to provide long term incentive-based compensation without depleting the Company's cash resources which are needed for ongoing exploration and development activities.

Summary of the DSU Plan
A copy of the Second Amended and Restated Deferred Share Unit Plan ("DSU Plan") can be obtained by contacting the Company.  Set out below is a summary of the DSU Plan.

Background

The Board has adopted the DSU Plan for the benefit of the Company's non-executive directors, including any non-executive Chair of the Board and any individual providing services to the Company as a consultant or independent contractor ("Eligible Directors"), and for eligible employees of the Company as designated by the Board ("Eligible Employees"), collectively the "Participants".  The DSU Plan has been established to promote a greater alignment of long-term interests between Participants and the shareholders of the Company, and to provide a a compensation system for Participants that, together with the other compensation mechanisms of the Company, is reflective of the responsibility, commitment and risk accompanying Board membership, in the case of Eligible Directors, or participation in management of the Company, in the case of Eligible Employees, and the performance of the duties required of Participants.

The Board intends to use the Deferred Share Units ("DSUs") issued under the DSU Plan as part of the Company's overall equity compensation plan. DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board. Since the value of DSUs increase or decrease with the price of the common shares, DSUs reflect a philosophy of aligning the interests of Participants with those of the Shareholders by tying compensation to share price performance.
Administration of Plan
The Board may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to a committee of the Board or any one or more directors, officers or employees of the Company as it may determine from time to time, on terms and conditions as it may determine, except the Board shall not, and shall not be permitted to, delegate any such powers, rights or duties to the extent such delegation is not consistent with Applicable Law.  Subject to the foregoing, the Board shall, in its sole and absolute discretion: (i) interpret and administer the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; and (iii) make any other determinations that the Board deems necessary or desirable for the administration of the Plan.
Payment of Annual Cash Remuneration
"Annual Cash Remuneration" means (A) in the case of a Participant who is an Eligible Director, all amounts ordinarily payable in cash to the Participant by the Company in respect of the services provided by the Participant to the Company in connection with such Participant's service on the Board in a fiscal year, including without limitation (i) the Cash Retainer, (ii) the fee for serving as a member of a Board committee; (iii) the fee for chairing a Board committee; (iv) meeting and per diem fees, which amounts shall, unless otherwise determined by the Board, be payable Quarterly in arrears; and (B) in the case of a Participant who is an Eligible Employee, any amount payable to such Eligible Employee under any annual incentive plan of the Company.
A Participant may elect to receive his or her Annual Cash Remuneration in the form of DSUs, cash or any combination thereof.  Notwithstanding any election by a Participant who is an Eligible Employee to receive Annual Cash Remuneration in the form of Deferred Share Units, the Board retains sole and absolute discretion to decline to grant DSUs to such Participant pursuant to such election.  Where the Board declines to give effect, in whole or in part, to an election by an Eligible Employee to receive all or any portion of his Annual Cash Remuneration in the form of DSUs, the Eligible Employee shall remain eligible to receive any Annual Cash Remuneration that is not provided in the form of DSUs in cash.

A DSU is a unit credited to a Participant by way of a bookkeeping entry (in a notional account in favour of the participant (a "DSU Account") in the books of the Company, the value of which is equivalent to a Common Share (based on the closing trading price of the common shares on the TSX on the immediately preceding trading date, being the "fair market value" as defined in the DSU Plan, on the date on which the DSUs are credited).
Deferred Share Units
The Board may award such number of DSUs to a Participant as the Board deems advisable to provide the Participant with appropriate equity-based compensation for the services he or she renders to the Company.  Subject to Applicable Law, the Board shall determine the date on which such Deferred Share Units may be granted and the date as of which such Deferred Share Units shall be credited to a Participant's Deferred Share Unit Account, together with any terms or conditions with respect to the vesting of such Deferred Share Units.
Notwithstanding any other provision hereunder, at the discretion of the Board, a Participant may receive a grant of Deferred Share Units under the Plan upon such Participant's first election or appointment to the Board, or at any time in respect of services as an employee of the Company provided by a Participant who is an Eligible Employee, provided that, where such Deferred Share Units may be settled in Shares, the equity award value, based on grant date fair value, of such grant of Deferred Share Units, in combination with the equity award value, based on grant date fair value, of any grant made to a Participant who is an Eligible Director in respect of his or her first election or appointment to the Board under any other Share Compensation Arrangement shall not exceed $150,000. For greater certainly, the limitation on equity award value referenced above shall not apply to a Participant who is an Eligible Employee.
Maximum Number of Common Shares Issuable
DSUs may be granted in accordance with the DSU Plan, provided the aggregate number of DSUs outstanding pursuant to the DSU Plan from time to time that are eligible to be settled through the issuance of common shares does not exceed 0.75% of the issued and outstanding common shares from time to time, provided that the number of common shares issued or issuable under all Share Compensation Arrangements shall not exceed 8% of the number of issued and outstanding common shares on a non-diluted basis. It is proposed that the maximum number of common shares which may be reserved, set aside and made available for issuance under the DSU Plan is a variable number equal to 0.75% of the issued and outstanding common shares of the Company as of the date of the grant on a non-diluted basis; therefore, should the Company issue additional common shares in the future, the number of common shares issuable pursuant to DSUs will increase accordingly. All common shares subject to DSUs that terminate or are cancelled without being settled shall be available for any subsequent grant.
Excluding any DSUs granted to a Participant under an election to receive DSUs in lieu of Annual Cash Remuneration, the aggregate equity award value, based on grant date fair value, of any grants of DSUs that are eligible to be settled in Shares, in combination with the aggregate equity award value, based on grant date fair value, of any grants under any other Share Compensation Arrangement, that may be made to a Participant who is an Eligible Director for a year shall not exceed $150,000. For greater certainly, the limitation on equity award value referenced above shall not apply to a Participant who is an Eligible Employee.

The DSU Plan provides that the (a) maximum number of common shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any common shares issuable pursuant to any other Share Compensation Arrangement (which includes the RSU Plan and the Option Plan), and (b) the maximum number of common shares issued to insiders under the DSU Plan, together with any common shares issued to insiders pursuant to any other Share Compensation Arrangement within any one year period, will not exceed 10% of the issued and outstanding common share; provided that for the purposes of determining whether the limitation set out in paragraphs (a) and (b) has been met options, Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Shares that are granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of the DSU Plan, be included (and not excluded).
Redemption of DSUs
Generally a Participant in the DSU Plan who is not a US taxpayer shall be entitled to elect, by filing a notice with the Secretary of the Company, up to two dates (each an "Entitlement Date"): following the date of his or her death or retirement from, or loss of office or employment with the Company or a corporation related to the Company for purpose of the Income Tax Act (Canada) (the "Termination Date") as of which the DSUs credited to such participant shall be redeemed. A participant's elected Entitlement Date(s) shall not be later than December 15 of the calendar year following the year in which his or her Termination Date occurs, or earlier than three months after such Termination Date. Where a participant is eligible to file one or more election notices to redeem his or her DSUs but fails to do so, such participant's Entitlement Date shall be deemed to be December 15 of the calendar year following the year in which his or her Termination Date occurs.
Notwithstanding anything contrary in the DSU Plan, the Entitlement Date of a US taxpayer shall be the first trading day of the common shares that is more than six months after the Participant's Termination Date and all DSUs credited to such US taxpayer's DSU Account on such date shall be redeemed and settled in accordance with the DSU Plan within 90 days following such Entitlement Date.
In no event will any common shares be issued or cash payments made to or in respect of a participant in the DSU Plan prior to such participant's Termination Date or after December 31 of the calendar year commencing after such Termination Date.
Transferability
No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any Participant except by will or laws of descent and distribution.
Adjustments and Reorganizations
Notwithstanding any other provision of the DSU Plan, in the event of any change in the common shares by reason of any stock dividend, split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of Shares or distribution of rights to holders of common shares or any other form of corporate reorganization whatsoever, an equitable adjustment permitted under applicable law shall be made to any DSUs then outstanding. Such adjustment shall be made by the Board, subject to applicable law, shall be conclusive and binding for all purposes of the DSU Plan.
Dividends
On any payment date for dividends paid on Shares, a Participant shall be credited with dividend equivalents in respect of Deferred Share Units credited to the Participant's Account as of the record date for payment of dividends.  Such dividend equivalents shall be converted into additional Deferred Share Units (including fractional Deferred Share Units) based on the Fair Market Value as of the date on which the dividends on the Shares are paid.

Amendments to the DSU Plan
The Board may without shareholder approval amend, suspend or cancel the DSU Plan or DSUs granted thereunder as it deems necessary or appropriate, provided that: (a) any approvals required under applicable law or the rules and policies of the TSX are obtained; (b) shareholder approval will be sought where the proposed addition or amendment results in: (i) an increase in the maximum number of common shares issuable from treasury under the DSU Plan; (ii) a change in the definition of "fair market value" (as defined in the DSU Plan) which would result in an increase in the value of DSUs redeemed under the DSU Plan; (iii) a change in the term of any DSUs; (iv) an amendment to the amending provisions of the DSU Plan so as to increase the Board's ability to amend the DSU Plan without shareholder approval; (v) a reduction in the fair market value in respect of any DSUs benefitting a participant; (vi) any change to the categories of individuals eligible to be selected for grants of DSUs where such change may broaden or increase the participation of insiders under the DSU Plan; (vii) any amendment to remove or exceed the insider participation limits set out in Section 2.4(d) of the DSU Plan; or (viii) an amendment that would permit DSUs to be transferrable or assignable other than for normal estate settlement purposes; and (c) no such amendment shall, without the consent of the Participant or unless required by law, adversely affect the rights of a Participant with respect to any amount in respect of which a Participant has then elected to receive Deferred Share Units or Deferred Share Units which the Participant has then been granted under the Plan.
Notwithstanding the foregoing, any amendment of the DSU Plan shall be such that the DSU Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor to such provision and the requirements of Section 409A of the U.S. Internal Revenue Code of 1986, as may apply to eligible participants under the DSU Plan who are US taxpayers.

Summary of the Second Amended and Restated Stock Option Plan

A copy of the Second Amended and Restated Stock Option Plan can be obtained by contacting the Company.
Background
The Stock Option Plan is designed to encourage share or equity ownership and entrepreneurship on the part of the officers, employees and consultants of the Company. The Compensation Committee of the Board believes that the Stock Option Plan aligns the interests of those persons eligible to participate in the Stock Option Plan with the interests of shareholders, by linking a component of compensation to the longer term performance of the Company's common shares. Importantly for an exploration stage company, the Stock Option Plan also allows the Company to provide long term incentive-based compensation without depleting the Company's cash resources which are needed for ongoing exploration and development activities.

The Stock Option Plan provides that options ("Options") to purchase common shares may be granted to any director, employee or consultant of the Company or a subsidiary of the Company (each, an "Eligible Person"). The Compensation Committee or such other committee of the Board as may be designated by the Board (the "Committee") has the authority to administer the Stock Option Plan and to determine, among other things, the vesting period and the exercise period (subject to a maximum term of five years from the date of grant and the Committee's discretion in the event that it accelerates vesting for any reason). The Board has the ability to revoke any of the powers conferred on the Committee under the Stock Option Plan.

As at the date hereof, 3,301,940 Options are currently issued and outstanding under the Stock Option Plan (excluding an additional 600,000 Inducement Options issued outside of the Stock Option Plan), which underlying common shares represent approximately 5.6% of the issued and outstanding common shares of the Company.
Maximum Number of Common Shares Issuable
The maximum number of common shares that may be issuable under the Stock Option Plan shall be 8% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that (i) the number of common shares issued or issuable under all Share Compensation Arrangements (as defined in the Stock Option Plan) shall not exceed 8% of the issued and outstanding common shares on a non-diluted basis and (ii) the aggregate number of common shares issued to insiders within any one-year period, and issuable to insiders at any time under all Share Compensation Arrangements, shall not exceed 10% of the issued and outstanding common shares; provided that for the purposes of determining whether the limitation in item (ii) has been met any options, Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Shares that are granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of the Stock Option Plan, be included (and not excluded).

In addition, the equity award value (based on grant date fair value) of any grant of Options to non-employee directors under the Stock Option Plan shall not exceed $100,000 to each non-employee director per year.
Exercise Price
Options may be granted from time to time by the Committee at an exercise price equal to the Market Price of the common shares at the time the Option is granted. "Market Price" means:

(a)	if the common shares are listed on one organized trading facility, the closing trading price of the common shares on the business day immediately preceding the grant date,

(b)	if the common shares are listed on more than one organized trading facility, the market price as determined in accordance with (a) above for the primary organized trading facility on which the common shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary regulatory approvals,

(c)	if the common shares did not trade on the business day prior to the grant date, the average of the bid and ask prices in respect of such common shares at the close of trading on such date on the primary organized trading facility on which the common shares are listed, and

(d)	if the common shares are not listed for trading on a stock exchange or over the counter market, a price which is determined by the Committee to be the fair value of the common shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the common shares in private transactions negotiated at arms' length, provided that the Market Price will in no event be less than the minimum prescribed by each of the organized trading facilities that would apply to the Company on the grant date in question.

Cashless Exercise
In lieu of paying the aggregate exercise price to purchase common shares, the Committee may, in its sole and absolute discretion, permit an Option holder to elect to receive, without payment of cash or other consideration except as otherwise required by the Stock Option Plan, upon surrender to the Company of the applicable portion of a then vested and exercisable Option, that number of common shares, disregarding fractions, equal to the number obtained by dividing (a) the difference between the Market Price of one Common Share, determined as of the date of delivery by the Option holder of a notice of exercise to the Company, and the exercise price for such Option, multiplied by the number of common shares in respect of which the Option would otherwise be exercised with payment of the aggregate exercise price, by (b) the Market Price of one Common Share determined as of the date of delivery of the notice of exercise.
Termination of Options
Each Option will expire and terminate immediately upon the holder thereof ceasing to be an Eligible Person except as otherwise provided in the Stock Option Plan. The Stock Option Plan provides that where an employee whose employment terminates for any reason other than for cause (but including termination without cause and voluntary resignation), any exercisable Options will continue to be exercisable for a period of 90 days following the termination date, subject to the discretion of the Committee to extend such period (provided that in no event may such period be extended beyond the expiration date of such options).

In addition, in the event that the employment of an employee is terminated by reason of death or disability, such Option holder or his or her estate or legal representative, as the case may be, is entitled to exercise any Options that were vested and exercisable as of the date of death or the date such Option holder's employment was terminated by reason of disability, as the case may be, for a period of 12 months after the date of death or the termination date, as applicable, subject to the discretion of the Committee to extend such period (but in no event beyond the expiration date of such options).

Under the Stock Option Plan, where an Option holder's employment or term of office is terminated for cause, any Options held by such Option holder will immediately expire and be cancelled upon termination unless the Committee determines otherwise.

The exercise of Options granted to a consultant of the Company or its subsidiaries will be treated in a similar manner to that described above for employees.
Options During Blackout Periods
As amended, the Stock Option Plan disallows the grant of Options during a black-out period (during which trading of securities of the Company by a holder of Options is restricted by the Company), except where the black-out period has continued for at least three months prior to the grant date and the Committee has determined that such grant of Options is necessary to achieve the purposes of the Stock Option Plan (and such Options are otherwise granted in accordance with the Stock Option Plan).

For any Options that are granted during a black-out period, the exercise price for each Option must be equal to the greater of the Market Price at the time of grant and the Market Price at the close of trading on the first business day following the expiry of the black-out period.

If the term of an Option expires during or within 10 business days of the expiration of a black-out period applicable to such Option Holder, then the term of the Option (or the unexercised portion of the Option) will be extended to the close of business on the tenth business day following the expiration of the black- out period.

Transferability
Each Option is personal to the holder of such Option and is non-assignable and non-transferable. No Option granted under the Stock Option Plan may be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of by the Option holder, whether voluntarily or by operation of law, other than by testate succession, will or the laws of descent and distribution.
Amendment Procedure
Under the Stock Option Plan, the Committee will be entitled to make any amendments to the Stock Option Plan that are not material. Some examples of amendments that would not be considered material, and which could therefore be made without shareholder approval, include the following: (a) ensuring continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange; (b) amendments of a "housekeeping" nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained in the Stock Option Plan which may be incorrect or incompatible with any other provision thereof; (c) a change to provisions on transferability of Options for normal estate settlement purposes; (d) a change in the process by which an Option holder who wishes to exercise his or her Option can do so, including the required form of payment for the common shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered; (e) changing the vesting and exercise provisions of the Stock Option Plan or any Option in a manner which does not entail an extension beyond the originally scheduled expiry date for any applicable Option, including to provide for accelerated vesting and early exercise of any Options deemed necessary or advisable in the Committee's discretion; (f) changing the termination provisions of the Stock Option Plan or any Option which does not entail an extension beyond the originally scheduled expiry date for that Option; (g) adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying common shares from the Stock Option Plan reserve; and (h) adding a conditional exercise feature which would give the Option holders the ability to conditionally exercise in certain circumstances determined by the Committee, at its discretion, at any time up to a date determined by the Committee, at its discretion, all or a portion of those Options granted to such Option holders which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Committee has determined shall be immediately vested and exercisable in such circumstances.

Any material amendments to the Stock Option Plan will require shareholder approval. Some examples of material amendments that would require shareholder approval include the following: (a) any amendment to the amending provisions of the Stock Option Plan other than amendments made to ensure compliance with existing laws, regulations, rules or policies or amendments of a "housekeeping" nature; (b) any increase in the maximum number of common shares available for purchase pursuant to Options other than in accordance with the provision of the Stock Option Plan that entitles the Committee to make adjustments to give effect to certain adjustments made to the common shares in the event of certain capital reorganizations and other transactions; (c) any reduction in the exercise price (except in the event of certain corporate transactions, pursuant to the Stock Option Plan's adjustment provisions) or extension of the period during which an Option may be exercised; (d) any amendment to permit the re-pricing of Options; (e) the cancellation and reissue of any Options; (f) any amendments to remove or exceed the limitations on grants to Insiders and non-employee directors set out in Section 5.8 of the Plan; and (g) any amendment that would permit Options to be transferred or assigned other than for normal estate settlement purposes.

Summary of the Share Unit Plan
Set out below is a summary of the Share Unit Plan. A copy of the Share Unit Plan can be obtained by contacting the Company.
Background
The Share Unit Plan has been established to promote a further alignment of interests between employees and consultants and the Shareholders of the Company, to associate a portion of employees' and consultants' compensation with the returns achieved by Shareholders of the Company, and to attract and retain employees and consultants with the knowledge, experience and expertise required by the Company or any subsidiary, partnership, trust or other entity controlled by the Company (collectively, the "MAG Entities").

The Board uses Restricted Share Units ("RSUs") and Performance Share Units ("PSUs") granted under the Share Unit Plan, as well as options issued under the Stock Option Plan, as part of the Company's overall executive compensation plan. Since the RSUs and PSUs represent rights, subject to satisfaction of certain vesting conditions, to receive common shares, RSUs and PSUs reflect a philosophy of aligning the interests of employees and consultants with those of the Shareholders by tying the value of long-term compensation to the value of the common shares. In addition, RSUs and PSUs are subject to vesting conditions, which assists in the retention of qualified and experienced employees and consultants by rewarding those individuals who make a long term commitment.

There currently are 55,278 RSUs issued or outstanding (no PSUs have yet been issued), which represent approximately 0.08% of the issued and outstanding common shares of the Company.
Eligible Participants
The Share Unit Plan is administered by the Committee. Employees and consultants of the Company and the MAG Entities are eligible to participate in the Share Unit Plan. In accordance with the terms of the Share Unit Plan, the Committee will determine those employees and consultants who are entitled to receive RSUs and PSUs, the number of RSUs and PSUs to be awarded to each participant and the conditions and vesting provisions of those RSUs and PSUs. RSUs and PSUs awarded to participants are credited to them by means of an entry in a notional "share unit" account in their favour on the books of the Company.
Vesting
The vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the Committee.

The vesting of PSUs is conditional upon the satisfaction of certain performance conditions, as set forth at the time of the grant of the PSU, which performance conditions can be any financial, personal, operational or transaction-based performance criteria as may be determined by the Committee in accordance with the Share Unit Plan. Performance conditions may apply to the Company, a MAG Entity, the Company and MAG Entities as a whole, a business unit of the Company or group comprised of the Company and some MAG Entities or a group of MAG Entities, either individually, alternatively or in any combination, and measured either in total, incrementally or cumulatively over a specified performance period, on an absolute basis or relative to a pre-established target or milestone, to previous years' results or to a designated comparator group, or otherwise, and may result in the percentage of vested PSUs in a grant exceeding 100% of the PSUs initially determined in respect of such grant.

The expiry date of RSUs and PSUs will be determined by the Committee at the time of grant, provided that where no expiry date is specified in a grant agreement for a grant, the expiry date of such grant shall be the fifth anniversary of the grant date. Unless otherwise determined by the Committee, the vesting period for any RSUs and PSUs shall not be later than December 15 of the third year following the year in which the participant performed the services to which the grant of the RSU or PSU relates.
Maximum Number of Common Shares Issuable
RSUs and PSUs may be granted in accordance with the Share Unit Plan provided the aggregate number of RSUs and PSUs outstanding pursuant to the Share Unit Plan from time to time shall not exceed 0.75% of the number of issued and outstanding common shares from time to time, provided further that the number of common shares issued or issuable under all Share Compensation Arrangements (as defined in the Share Unit Plan) shall not exceed 8% of the number of issued and outstanding common shares on a non-diluted basis. It is proposed that the maximum number of common shares which may be reserved, set aside and made available for issuance under the Share Unit Plan is a variable number equal to 0.75% of the issued and outstanding common shares of the Company as of the date of the grant on a non-diluted basis; therefore, should the Company issue additional common shares in the future, the number of common shares issuable pursuant to RSUs and PSUs will increase accordingly. All common shares that are subject to RSUs or PSUs that terminate or are cancelled prior to settlement are available for future grants.

The Share Unit Plan provides that the (a) maximum number of common shares issuable to insiders (as that term is defined by the TSX) pursuant to the Share Unit Plan, together with any common shares issuable pursuant to any other Share Compensation Arrangement of the Company (which includes the DSU Plan and the Stock Option Plan), and (b) the maximum number of common shares issued to insiders under the Share Unit Plan, together with any common shares issued to insiders pursuant to any other Share Compensation Arrangement within any one year period, will not exceed 10% of the total number of outstanding common shares; provided that for the purposes of determining whether the limitation set out in items (a) and (b) has been met any options, Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Shares that are granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of the Share Unit Plan, be included (and not excluded). The Share Unit Plan does not otherwise provide for a maximum number of common shares which may be issued to an individual pursuant to the Share Unit Plan and any other Share Compensation Arrangement (expressed as a percentage or otherwise).
Cessation of Entitlement
Subject to the terms of a participant's written employment agreement with the Company or a MAG Entity and the relevant grant agreement, in the event a Share Unit Plan participant's services as an employee or consultant with the Company or a MAG Entity is terminated by the Company or a MAG Entity without cause, the participant voluntarily terminates his or her services, or the services are otherwise terminated as set forth in the Share Unit Plan, all RSUs or PSUs of such participant that are not then vested shall be forfeited unless otherwise determined by the Committee.

Subject to the terms of a person's employment agreement with the Company or a MAG Entity, and unless otherwise determined by the Committee in accordance with the Share Unit Plan, if a participant's services as an employee or consultant are terminated for cause by the Company or any MAG Entity, all RSUs and PSUs, whether or not vested, shall terminate and be forfeited.

If a participant's RSUs or PSUs would be exercised within a "blackout period" (as defined in the Share Unit Plan) applicable to such participant, such settlement shall be postponed until the first trading day following the date on which the relevant blackout period has expired.

Change of Control
In the event of a Change of Control, subject to the terms of a participant's written employment agreement with the Company or a MAG Entity and the grant agreement in respect of the grant of a RSU or PSU, the Committee may determine, in its sole discretion: (a) that all RSUs and/or PSUs that have not previously vested shall vest on the effective date of the Change in Control, provided that, in the case of a grant of PSUs, the total number of PSUs that vest shall be the number of PSUs covered by such grant without giving effect to any potential increase or decrease in such number as a result of graduated performance conditions permitting vesting of more or less than 100% of such PSUs (which vested RSUs and/or PSUs will be settled through the issuance of common shares immediately prior to the effective time of the Change of Control, as determined by the Committee in its sole discretion); or (b) that for any RSU or PSU there shall be substituted an entitlement to such other securities into which common shares are changed, or are convertible or exchangeable, or a cash payment based on the value of such other securities, on a basis proportionate to the number of common shares to which the participant would otherwise be entitled or some other appropriate basis.

For the purposes of the Share Unit Plan, "Change of Control" means (i) an amalgamation, merger or consolidation of the Company with any other corporation (otherwise than pursuant to an internal corporate reorganization that would not affect control of the Company); (ii) the liquidation, dissolution or wind-up of the Company; (iii) the sale or conveyance of all or substantially all of the property or assets of the Company; (iv) the acquisition of shares, or the right to acquire shares, of the Company as a result of which any person or group would beneficially own shares entitling such person or group to cast more than 50% of the votes attaching to all shares in the capital of the Company, by way of an offer, an arrangement or otherwise; or (v) any other transaction the Board deems to be a Change of Control for the purposes of the Share Unit Plan.
Transferability
RSUs and PSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to an individual who has been designated by a participant, in such form and manner as the Committee may determine, to receive benefits payable under the Share Unit Plan upon the death of the participant, or, where no such designation is validly in effect at the time of death, the participant's legal representative.
Dividends
On any payment date for dividends paid on common shares, a participant in the Share Unit Plan will be granted dividend equivalent RSUs or PSUs as of the record date for payment of dividends. The number of such additional RSUs and PSUs will be calculated based on the fair market value of a common share on the date that the dividend is paid.
Amendments to the Share Unit Plan
The Share Unit Plan and any grant of an RSU or PSU made pursuant to the Share Unit Plan may be amended, modified or terminated by the Board without approval of Shareholders, provided that no amendment to the Share Unit Plan or grants made pursuant to the Share Unit Plan may be made without the consent of a participant if it adversely alters or impairs the rights of the participant in respect of any grant previously granted to such participant under the Share Unit Plan (except that participant consent shall not be required where the amendment is required for purposes of compliance with applicable law).

In addition, the following amendments may not be made without shareholder approval:

1.	an increase in the number of common shares reserved for issuance pursuant to the Share Unit Plan;
2.	changes to the amendment provisions granting additional powers to the Board to amend the Share Unit Plan or entitlements thereunder;
3.	changes to the insider participation limits;
4.	any extension of the expiry date of any RSUs or PSUs;
5.	any change to the categories of individuals eligible for grants of RSUs or PSUs where such change may broaden or increase the participation of Insiders under the Share Unit Plan; or
6.	an amendment that would permit RSUs or PSUs to be transferrable or assignable other than for normal estate settlement purposes.

For greater certainty and without limiting the foregoing, shareholder approval shall not be required for the following amendments and the Board may make the following changes without shareholder approval, subject to any regulatory approvals including, where required, the approval of the TSX or other applicable stock exchange:

1.	amendments of a "housekeeping" nature;
2.	a change to the vesting provisions of any grants;
3.	a change to the termination provisions of any grant that does not entail an extension beyond the original term of the grant; or
4.	amendments to the provisions relating to a Change of Control.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES
The Company's Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. National Policy 58‑201 Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines to ensure compliance.  However, in certain circumstances, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development, and therefore some guidelines have not been adopted as outlined in the discussion below. The Board will continue to review with management the corporate governance practices of the Company to ensure that they are sound practices for effective and efficient decision making.
In accordance with National Instrument 58‑101 Disclosure of Corporate Governance Practices, the Company is required to disclose, on an annual basis, its approach to corporate governance. The following is a description of the Company's approach to corporate governance.
Board of Directors Composition
The Board is currently comprised of eight directors. As set out in the table under the heading "Election of Directors" above, all eight of the current directors are proposed to be nominated for election at the Meeting. The Board considers that six of the eight current directors (Messrs. Rubenstein, Colterjohn, White, Clark, Barnes and Ms. Leversage) are independent in accordance with the definition of "independence" set out in National Instrument 52-110 Audit Committees ("NI 52-110"), as it applies to the Board.  Messrs. Paspalas, and MacInnis are not considered to be independent by virtue of the fact that: Mr. Paspalas is an executive officer of the Company; and, Mr. MacInnis was formerly President and CEO of the Company through October 15, 2013 and he had a consulting agreement with the Company (see "Interest of Informed Persons in Material Transactions" below) until it expired on December 31, 2015. Accordingly, the Board considers that a majority (75%) of the directors are independent.
Board Meetings
The Company holds regular quarterly board meetings and other meetings as required, at which the opinion of the independent directors is sought and duly acted upon for all material matters related to the Company. Meetings of independent directors are not regularly scheduled; however, in-camera sessions are periodically held, including at the end of each directors meeting, and otherwise as the need arises to facilitate communication amongst the directors without the presence of management and any directors with a conflict related to the topic of discussion. When the Board meets in-camera, any management representatives (including the CEO unless specifically requested to stay) and any person that has an interest with respect to the matter or transaction being discussed is asked to step out of the meeting. The Board therefore believes that adequate structures and processes are in place to facilitate the functioning of the Board with a level of independence from the Company's management and non-independent directors. While the Board believes it is important, at times, to meet without non-independent directors, there has been no indication that open and candid discussion among independent directors is inhibited by the presence of a non-independent director. If the Board believes it is necessary to exclude any non-independent directors from a regularly scheduled meeting, those non-independent directors are not invited to attend.
Mr. Jonathan Rubenstein, an independent director, is the non-executive chairman of the Board and presides as such at each meeting. Mr. Rubenstein facilitates the meetings and actively seeks out the views of the independent directors on all Board matters. All of the directors actively participate in Board discussions and any issues are thoroughly canvassed.

The Board conducts extensive budget and business reviews with management and regularly approves the budget and any budget revisions as a means of monitoring Company and management activities.
Overboarding
The Board has not adopted formal policies on overboarding, however the Board has processes in place to ensure all directors participate fully in the stewardship of the Company (see "Assessments" below). The Board believes that the number of board seats that individual directors hold, is not, in itself, a determinant to a director's ability to make an effective contribution to the governance of the Company. Overboarding thresholds will be higher, for instance, for directors who are retired from active employment. All of the nominated directors had 100% meeting attendance during 2015.
Board Tenure
The Board has not adopted formal policies imposing director term limits in connection with the individuals nominated for election as it does not believe that such limits are in the best interests of the Company. The Board recently set a retirement age limit of 75 years. The Governance and Nomination Committee annually reviews the composition and expertise of the Board, including the age and tenure of individual directors (see "Assessments" below). The Board strives to achieve a balance between the desirability to have a depth of experience from its members and the need for renewal and new perspectives.

The Governance and Nomination Committee has determined that the Board is highly effective and well composed and that no appreciable benefit would be derived from the introduction of a term limit at this time.
Board and Executive Officer Diversity
The Board has not adopted formal policies relating to the identification and nomination of women directors and executives as it does not believe that it is necessary in the case of the Company to have such written policies. The Board is committed to nominating the best individuals to fulfill director roles and executive officer positions. As part of the Governance and Nomination Committee annual review of the composition of the Board, gender of individual directors is also a consideration (see "Assessments" below).  The Company is not actively recruiting additional or replacement directors at this time. When the need arises, the Governance and Nomination Committee will take appropriate measures to ensure there are qualified female candidates in the recruitment pool.

The Corporation has not adopted a target regarding women on the Board or regarding women in executive officer positions as the Board believes that such arbitrary targets are not appropriate for the Corporation.

Currently the Corporation has one female board member representing 12.5% of the board and one female officer representing 20% of executive officers.
Directorships
Seven of the eight current directors are directors of one or more other issuers that are reporting issuers (or the equivalent) in a jurisdiction in Canada or a foreign jurisdiction, as set forth below:

Name of Director	Reporting Issuer
George Paspalas	• Pretivm Resources Inc.
Daniel MacInnis	• Balmoral Resources Ltd.
Jonathan Rubenstein	• Eldorado Gold Corp. • Detour Gold Corporation • Roxgold Inc. • Dalradian Resources Inc.
Richard Colterjohn	• AuRico Metals Inc. • Roxgold Inc.
Derek White	• Magellan Minerals Ltd.
Peter Barnes	• Richmont Mines Inc.
Richard Clark	• Lucara Diamond Corp. • Orca Gold Inc.
Jill Leversage	• Catalyst Paper Corporation
Attendance
The Company held six board meetings during the financial year ended December 31, 2015. The following table sets out the number of meetings held by the Board and committees of the Board for the period commencing January 1, 2015 up to and including December 31, 2015 and the attendance record for each of the Company's current eight directors:
Summary of Attendance of Directors at Meetings(2)
Directors # of meetings held	Board(1) 6	Audit Committee 4	Compensation Committee 3	Governance & Nomination Committee 5	Sustainability Committee(3) 1
George Paspalas	6	n/a	n/a	n/a	n/a
Daniel T. MacInnis	6	n/a	n/a	n/a	1
Richard Colterjohn	6	4	3	n/a	n/a
Derek White	6	2 of 2(4)	3	n/a	1
Jonathan Rubenstein	6	n/a	n/a	5	n/a
Peter Barnes	6	4	n/a	5	n/a
Richard Clark	6	n/a	3	5	n/a
Jill Leversage	6	4(4)	n/a	n/a	1
(1)	The Board meets on a regular basis and when appropriate, non-independent directors are asked to step out of the meeting.
(2)	On occasion, directors attend committee meetings as guests. As directors attending as guests are not compensated nor do they participate in the approval of resolutions made by the committees, their guest attendance record is not recorded in the table above.
(3)	The Sustainability Committee was established in June 2015.
(4)	In January 2015, the Board approved the addition of Ms. Leversage to the Audit Committee with the view that Mr. White would step down from the Audit Committee effective June 2015. Mr. White stepped down from the Audit Committee effective June 2015 at which time he was appointed to the new Sustainability Committee.
Board Mandate
The Board adopted a written mandate on May 13, 2014, whereby the Board assumes responsibility to further the objectives of the Company by directing, supervising and otherwise reviewing and approving the stewardship of the Company.

All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a board committee remains with the full board. One of the Board's responsibilities is to review and, if thought fit, to approve opportunities as presented by management. The Board also provides guidance to management. The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.

The Board has the responsibility to participate with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans. Such planning takes into account, among other things, the principal opportunities and risks of the Company's business. Strategic issues are reviewed with management and addressed by the full board at regularly scheduled board meetings and at meetings specifically called for this purpose. The Board's strategic planning process involves having regular board meetings to review reports on the Company's operations, exploration and development programs, meeting with management on a regular basis, and reviewing business opportunities as presented by management. The Board also meets at least once annually to plan strategy for the future growth of the Company. Frequency of meetings, as well as the nature of agenda items, change depending upon the state of the Company's affairs and in light of opportunities or risks which the Company faces.

The Board has responsibility to identify the principal risks of the Company's business; review existing systems to identify risks and, where applicable, recommend the implementation of appropriate systems to manage such risks and systems designed to ensure timely disclosure of material transactions through the issuance of news releases and financial statements; and monitor senior management. The Board reviews financial performance quarterly.

The Board is specifically responsible for:

a)	Reviewing and approving any proposed changes to the Company's Notice of Articles or Articles.
b)	Reviewing and authorizing/directing appropriate action with respect to any takeover bid, proposed merger, amalgamation, arrangement, acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.
c)	Approving payment of distributions to Shareholders.
d)	Approving any offerings, issuances or repurchases of share capital or other securities.
e)	Approving the establishment of credit facilities and any other long-term commitments.
f)	Satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.
g)	Selecting and appointing, evaluating and (if necessary) terminating the CEO.
h)	Succession planning and other human resource issues.
i)	Developing the Company's approach to corporate governance, including specific corporate governance principles and guidelines specifically applicable to the Company.
j)	Adopting a strategic planning process, approving long-range strategic plans, taking into account, among other things, the opportunities and risks of the business, and monitoring performance against plans.
k)	Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, taking into account, among other things, the opportunities and risks of the business and monitoring performance for each of the foregoing items.
l)	Identifying and reviewing principal risks of the Company's business; determining, with input from management and standing committees, what risks are acceptable; and, where appropriate, ensuring that systems and procedures are put in place to monitor and manage risk.
m)	Reviewing policies and processes, as recommended by the Company's Audit Committee, to ensure that the Company's internal control and management information systems are operating properly.

n)	Approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors.
o)	Approving the Company's code of business ethics, which includes a communications policy for the Company, and monitoring its application.
p)	Assessing the contribution of the Board, committees including each director annually, and planning for succession of the Board.
q)	Arranging formal orientation programs for new directors, where appropriate.

Other Mandates

Individual Director Mandate – The Board has adopted a set of guidelines for individual directors which set forth the expectations and responsibilities of each director. The guidelines prescribe, among other things, the requirements that directors demonstrate integrity and high ethical standards in the performance of their duties, observe their fiduciary duty to the Company, avoid conflict by reporting to the Board potential or actual conflict situations, regularly attend and prepare for Board and committee meetings and comply with the policies and guidelines established for the Company.

Chair of the Board – The Board adopted a written mandate on May 13, 2014, whereby the Board has developed specific responsibilities for the chair of the Board. The fundamental responsibility of the chair of the Board is to ensure that the responsibilities of the Board are well understood by both the Board and management, the boundaries between the Board and management are clearly understood and respected, and the Board carries out its responsibilities effectively. The Board requires the chair of the Board, among other things to ensure: (i) that the Board is properly organized, functions effectively, independent of management and meets its obligations and responsibilities, including those relating to corporate governance matters; (ii) liaise with the CEO to promote open and effective relations between management and the Board; and (iii) work with the Corporate Governance and Nomination committee in (a) assessing the effectiveness of the Board, its committees and the contribution of its members, (b) developing strategic criteria for director recruitment and succession planning, (c) and preparing an annual slate of directors to be nominated for election to the Board at the annual meeting of shareholders.

Chair of the Audit Committee – The Board adopted a written mandate on May 13, 2014, whereby the Board has developed specific responsibilities for the audit committee chair ("audit chair") of the Company. The fundamental responsibility of the audit chair is to ensure that the audit committee executes its mandate to the satisfaction of the Board. The Board requires the audit chair, among other things to ensure: (i) maintain a direct and personal line of communication with the external auditors in a manner to ensure their full independence with management and cooperate with the external auditors to find the best process to address any concern that they may have regarding the affairs of the Company; (ii) maintain a confidential open line of communication for the directors, officers and employees for reporting any violations of laws, governmental regulations or the Company's Code of Business Conduct and Ethics and to investigate any reported violations to determine the appropriate response including corrective action and preventive measures; and (iii) direct the committee's meetings in a manner that facilitates the exchange of constructive and objective points of view and opinions, that encourages all audit committee members to participate and that is conducive to good decision-making ensuring that there are private sessions that allow the audit committee to meet with the external auditors separately from management and vice-versa.

Chair of Board Committees – The Board adopted a written mandate on May 13, 2014, whereby the Board has developed specific responsibilities for the chair of any board committee ("committee chair") other than the audit committee chair who has a specific mandate as outlined above. The fundamental responsibility of the committee chair is to ensure that the committee executes its mandate to the satisfaction of the Board. The Board requires the committee chair, among other things to ensure: (i) prepare the committee meetings' agendas to ensure that all tasks of the committee are covered in a timely fashion and that each topic is documented in a manner that allows the making of informed recommendations to the Board; (ii) direct the committee's meetings in a manner that facilitates the exchange of constructive and objective points of view and opinions, that encourages all committee members to participate and that is conducive to good decision-making; and (iii) maintain a close liaison with the chairman of the Board and cooperate with him on any issue facing the committee or any special request he might have.

Chief Executive Officer – The Board adopted a written mandate on May 13, 2014, whereby the Board has developed specific responsibilities for the CEO. The CEO's primary role is to manage the Company in an effective, efficient and forward-looking way and to fulfill the priorities, goals and objectives determined by the Board in the context of the Company's strategic plans, budgets and responsibilities and in compliance with the Company's corporate governance guidelines and Code of Business Ethics, with a view to preserving and increasing Corporate and Stakeholder value. The CEO is responsible to the Board and acts as the liaison between management and the Board. The Board requires the CEO, among other things to: (i) manage the operations of the Company; (ii) oversee the senior management of the Company; and (iii) promote high ethical standards throughout the organization and good corporate governance.
Orientation and Continuing Education
New directors are provided with comprehensive materials with respect to the Company, as well as being given full access to the Company's datasite, oriented on relevant corporate issues including short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. Directors also get regular geological reviews of the Company's projects, and visits to the Company's material properties are scheduled when feasible. When a new director comes aboard, they will have the opportunity to become familiar with the Company by meeting with the other directors, officers and employees of the Company. As each director has a different skillset and professional background, orientation and training activities will be tailored to the particular needs of each director. The Governance and Nomination Committee reviews, approves and reports to the Board on the orientation process for new directors.

In March 2015, a two-day strategy and education session was held for the Board.  Updates were provide in respect to: commodity supply, demand and pricing expectations; Mexican law focused particularly around Ejido issues; and progress at the Juanicipio Property.

All eight nominated directors attended a site visit to the Company's main asset (the Juanicipio Property in Zacatecas State, Mexico) in April 2015 to review the project's development progress.

Based on its annual survey of skills of the incumbent directors and its annual assessment of additional capacities needed on the Board, the Governance and Nomination Committee believes that the current directors have the appropriate skills for the Company's needs.

By using a board of directors composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the Board operates effectively and efficiently. The Governance and Nomination Committee will review, approve and report to the Board on plans for the ongoing development of existing board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company's business remains current. Directors are currently provided with relevant reading materials and encouraged to attend relevant courses at the expense of the Company. All eight of the nominated directors, along with three senior officers, are accredited directors (Acc.Dir) and maintain their membership requirements. In order to remain members in good standing with ICSA, each director is required to undertake a minimum of twenty (20) hours of continuing professional development annually. Messrs. Barnes and Rubenstein are also accredited directors (members) with the Institute of Corporate Directors (ICD.D).

Ethical Business Conduct
The Board has adopted a written Code of Business Conduct and Ethics (the "Code") for the directors, officers and employees of the Company which sets out the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing. Compliance with the Code is mandatory for every director, officer and employee of the Company and any of its subsidiaries. Each director, officer and employee verifies that he or she has reviewed and understands the Code and will abide by its terms. A copy of the Code is available on the Company's website at www.magsilver.com or may be obtained under the Company's profile on SEDAR at www.sedar.com.

The Company's Board and Audit Committee monitor compliance with the Code. All Company personnel are encouraged to report violations of the Code in accordance with the procedures set forth in the Code. In addition to responding to any complaints or violations reported directly to board members, the Audit Committee Chairman makes periodic inquiries of Company management as to issues related to compliance with Code requirements. In addition, in the course of regular business and operations updates provided by Company management to the Board, there are opportunities to discuss any compliance issues.  No ethical conflicts arose in 2015.

As required under the Business Corporations Act (British Columbia) and the Company's Articles:

•	A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.
•	A director who holds a disclosable interest (as that term is used in the Business Corporations Act (British Columbia)) in a contract or transaction into which the Company has entered or proposes to enter may not vote on any directors' resolution to approve the contract or transaction.

In order to ensure a culture of ethical business conduct, the Board seeks directors who have a solid reputation. Directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering must abstain from voting on such matters. Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering do not take part in any board discussion with respect to that contract or transaction. In addition, the Code requires all directors to obtain specific permission of the Governance and Nomination Committee prior to any involvement in activities that create or give the appearance of a conflict of interest.
Nomination of Directors
All of the Company's directors are involved in the search for candidates to fill Board vacancies as and when they arise. A candidate for nomination should have direct experience in the mining business and significant business experience and must not have a significant conflicting public company association.

The Board has established a Governance and Nomination Committee which is currently composed entirely of three independent directors: Richard Clark (Chair), Peter Barnes and Jonathan Rubenstein. The Governance and Nomination Committee is responsible for assisting the Board in fulfilling its oversight responsibilities by (a) identifying individuals qualified to become board and board committee members, and recommending to the Board director nominees for appointment or election to the Board, and (b) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance practices.

In addition to its nomination function, the Governance and Nomination Committee is responsible for providing the Board with recommendations relating to corporate governance in general, including, without limitation: (a) all matters relating to the stewardship role of the Board in respect of the management of the Corporation; (b) board size and composition, including the candidate selection process and the orientation of new members; and (c) such procedures as may be necessary to allow the Board to function independently of management. The Governance and Nomination Committee meets as often as is required to fulfill its responsibilities or at least once per year. The Governance and Nomination Committee held 5 meetings in 2015 which were fully attended by all members.

The Company has strong anti-discrimination practices. As outlined above, the Governance and Nomination Committee supports diversity, including gender diversity, in the boardroom and in its succession planning efforts endeavors to actively seek out highly qualified women and individuals from minority groups to include in the pool from which board nominees are chosen. Senior executive and board candidates are chosen based on the skillset and experience required by the Company at the time of hire and/or nomination.
Compensation
The Board has appointed a Compensation Committee composed entirely of three independent directors: Richard Colterjohn (Chair), Richard Clark and Derek White. The Compensation Committee's primary responsibility is to discharge the Board's responsibilities relating to compensation and benefits of the executive officers and directors of the Company. The Compensation Committee meets as often as is required to fulfill its responsibilities or at a minimum annually to review and recommend the remuneration for the upcoming year, for Board approval. The Compensation Committee held 3 meetings in 2015 which were fully attended by all members.

On an on-going basis, the Board in consultation with the Compensation Committee reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. The Company's Compensation Committee reviews, and recommends to the Board for approval, the general compensation philosophy and guidelines for all directors and executive officers, including the CEO. Amongst other things, these recommendations cover short and long term incentive plan designs and remuneration levels.

The Compensation Committee often engages independent executive compensation consulting firms specializing in executive and board of director compensation reviews. Since 2010, the Compensation Committee has engaged Lane Caputo four times including in 2014. Lane Caputo has worked with the Compensation Committee to assemble a comparable industry peer group in each engagement, and has undertaken a comparative compensation analysis of the peer group, including director compensation, and reported back to the Compensation Committee with an Executive Compensation Report.

Audit Committee
The Audit Committee is currently comprised of three independent directors: Peter Barnes (Chair), Richard Colterjohn and Jill Leversage. Each member of the Audit Committee is considered to be independent and financially literate in accordance with NI 52-110. The Audit Committee is responsible for assisting the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices, internal controls and its approval of the Company's annual and quarterly financial statements. The Audit Committee meets as often as is required to fulfill its responsibilities or at a minimum four times to review and recommend the financial statements, management discussion and analysis or other financial documents, for Board approval. The Audit Committee held 4 meetings in 2015 which were fully attended by all members.
Audit committee information, as required under NI 52-110, is contained in the Company's Annual Information Form dated March 28, 2016 under the heading "Audit Committee". Audit Committee information includes the charter, committee composition, relevant education and experience, audit committee oversight, pre-approval policies and procedures, and fees paid to the external auditor. The Company's Annual Information Form for the year ended December 31, 2015 is available under the Company's profile on SEDAR at www.sedar.com. A copy of the Company's Annual Information Form will be provided to any shareholder of the Company without charge by request to the Corporate Secretary of the Company at Suite 770, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.
Other Board Committees
In addition to the Audit Committee, Compensation Committee and Governance and Nomination Committee, the Board has established a Disclosure Committee and a Sustainability Committee.
Disclosure Committee
The Disclosure Committee is comprised of the Chief Executive Officer, the Chief Financial Officer and one independent director together with such other persons as they may delegate from time to time, currently: George Paspalas (Chair), Larry Taddei, Richard Clark and Peter Megaw. The primary objective of this operational committee is to ensure the Company and all applicable persons meet their obligations under the provisions of securities laws and stock exchange rules by establishing a process for the timely disclosure of all material information, ensuring that all applicable persons understand their obligations to preserve the confidentiality of undisclosed material information and ensuring that all appropriate parties who have undisclosed material information know they are prohibited from insider trading and tipping under applicable law, stock exchange rules and the Company's Timely Disclosure, Confidentiality and Insider Trading Policy.
Sustainability Committee
Effective April 1, 2015, the Board established a Sustainability Committee comprised of a majority of independent directors: Jill Leversage (Chair), Derek White and Dan MacInnis. The primary responsibility of the Sustainability Committee is overseeing the development and implementation of policies and procedures for ensuring a safe, healthy work environment and sustainable development in the communities in which it operates. The Sustainability Committee meets as often as is required to fulfill its responsibilities or at least once per year.  The Sustainability Committee held 1 meeting in 2015 which was fully attended by all members.

Rotation through Committees
Periodically the composition of the Company's committees change so that fresh ideas are brought to committee work and all of the directors are exposed to the various facets of the Company.

Assessments
The Governance and Nomination Committee is responsible for establishing appropriate processes for the regular evaluation of the effectiveness and contribution of the Board and its members and its committees and their charters. The Governance and Nomination Committee is also responsible for reviewing on an annual basis: (i) the performance of individual directors, the Board as a whole, and committees of the Board; (ii) the performance evaluation of the chair of each board committee; (iii) the performance evaluation of the CEO, including performance against corporate objectives; and (iv) the range of capabilities represented on the Board as well as those needed for proper board function. As part of the review process, the Governance and Nomination Committee conducts annual written surveys of board members which includes peer assessments and self-assessment sections as well as periodically meets with individual board members to discuss with each director the effectiveness of the Board, its committees and its members.
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS
Other than routine indebtedness, no current or former executive officer, director or employee of the Company or any of its subsidiaries, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee, support agreement, letter of credit or other similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.
MANAGEMENT CONTRACTS
Management functions of the Company or any of its subsidiaries are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than as set forth in this Information Circular, no informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:
Dr. Peter Megaw, Chief Exploration Officer
Dr. Peter Megaw, of Arizona, USA, was a member of the Board up until June 24, 2014, at which time he did not stand for re-election at the 2014 Annual General and Special Meeting of Shareholders. Effective June 24, 2014, Dr. Megaw was then appointed MAG's Chief Exploration Officer ("CXO").

Dr. Megaw is a principal of Minera Coralillo, S.A. de C.V. ("Coralillo"). The Company acquired the mineral claims of the Guigui property in 2002 from Coralillo and Coralillo has retained a NSR royalty interest in that property. Dr. Megaw is also a principal of Minera Cascabel S.A. de C.V. ("Cascabel") and IMDEX Inc. ("IMDEX"). The Company is obligated to pay a 2.5% NSR royalty on the Cinco de Mayo Property to Cascabel and its principals under the terms of an option agreement dated February 26, 2004, and under the terms of assignment agreements entered into by Cascabel with its principals.

In addition, Cascabel and IMDEX have been and will continue to be retained by the Company as consulting geological firms compensated at industry standard rates, for exploration work performed in Mexico.  In addition to fees paid to IMDEX related to Dr. Megaw as an NEO in the capacity of CXO (and as outlined above in the "Statement of Executive Compensation"), during the year ended December 31, 2015, the Company accrued or paid Cascabel and IMDEX the following additional amounts under a Field Services Agreement ("FSA") between the parties: general exploration, consulting, travel and administration fees of US$1,234,551. These costs do not include drilling and assays, which are contracted out independently from Cascabel & IMDEX.

The FSA sets out the professional services to be performed by Dr. Megaw and by Cascabel and IMDEX, and the remuneration for such services. Services include but are not limited to consultation and advice on the Company's exploration program and furnishing all labor, supervision, materials, tools, equipment and additional personnel when deemed necessary. The services provided do not include drilling and assay work, and a significant portion of the expenditures incurred by Cascabel and IMDEX are on behalf of the Company are charged on a "cost + 10%" basis, in line with industry standards. The FSA is renewed annually and is reviewed regularly by independent members of the Board. The Company has determined that the rates charged by Cascabel and IMDEX are market competitive and that the services provided under the agreement have been beneficial to the Company.

Within the FSA between the MAG and Cascabel/IMDEX, a 'Right of First Refusal' has been granted to MAG to acquire any silver properties of merit which Cascabel/IMDEX may become aware of. As part of this agreement, Cascabel/IMDEX have agreed to grant MAG the right of first refusal to examine all silver properties currently in their control, or brought to their attention by others. MAG, and solely at MAG's discretion, may lease, option, purchase, joint venture or otherwise acquire an interest in such silver properties as may be known or offered by Cascabel/IMDEX to MAG. In recognition of the work carried out by Cascabel/IMDEX to introduce such properties to MAG, a reasonably negotiated Finder's Fee may be payable by MAG on any new property of merit.
Dan MacInnis, Director
The Company had a consulting contract with a private company controlled by Dan MacInnis, a director of the Company, to which the Company paid consulting fees of $11,000 in the year ended December 31, 2015.  The consulting contract came to an end effective December 31, 2015 and was not renewed.
INTEREST OF CERTAIN PERSONS OR COMPANIES
 IN MATTERS TO BE ACTED UPON
No person who has been a director or executive officer of the Company at any time since the beginning of the Company's most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors, the appointment of auditors and except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all Shareholders in the capital of the Company.
ADDITIONAL INFORMATION
A copy of this Information Circular has been sent to each director of the Company, each Shareholder entitled to receive notice of, and to vote at, the Meeting and to the auditors of the Company.
Additional information relating to the Company and its business activities is available under the Company's profile on the SEDAR website at www.sedar.com.

The Company's financial information is provided in the Company's audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year. The Company's audited financial statements for the period ended December 31, 2015 and related management discussion and analysis may be viewed on the SEDAR website noted above. To request copies of the Company's audited financial statements and related management discussion and analysis, please contact the Company at Suite 770 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6, telephone (604) 630-1399, facsimile (604) 681-0894, e-mail info@magsilver.com.
APPROVAL OF THE BOARD OF DIRECTORS
The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto, to the Company's auditors and to the appropriate regulatory agencies has been authorized by the Board.
DATED as of the 13th day of May, 2016.

BY ORDER OF THE BOARD OF DIRECTORS OF
MAG Silver Corp.

/s/ "George Paspalas"
George Paspalas President and Chief Executive Officer

SCHEDULE A –
 NEW SHAREHOLDER RIGHTS PLAN
SHAREHOLDER RIGHTS PLAN AGREEMENT
DATED AS OF
MAY 13, 2016
BETWEEN
MAG SILVER CORP.
AND
COMPUTERSHARE INVESTOR SERVICES INC.
 AS RIGHTS AGENT

TABLE OF CONTENTS
ARTICLE 1
INTERPRETATION
1.1	Certain Definitions	2
1.2	Currency	15
1.3	Descriptive Headings	15
1.4	Number and Gender	15
1.5	References to Agreement	15
1.6	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares	16
1.7	Acting Jointly or in Concert	16

ARTICLE 2
THE RIGHTS

2.1	Legend on Certificates	16
2.2	Execution, Authentication, Delivery and Dating of Rights Certificates	17
2.3	Registration, Registration of Transfer and Exchange	18
2.4	Mutilated, Destroyed, Lost and Stolen Rights Certificates	18
2.5	Persons Deemed Owners of Rights	19
2.6	Delivery and Cancellation of Certificates	19
2.7	Agreement of Rights Holders	19
2.8	Rights Certificate Holder Not Deemed a Shareholder	20

ARTICLE 3
EXERCISE OF THE RIGHTS

3.1	Initial Exercise Price; Exercise of Rights; Detachment of Rights	21
3.2	Adjustments to Exercise Price; Number of Rights	24
3.3	Date on Which Exercise Is Effective	28

ARTICLE 4
ADJUSTMENT TO THE RIGHTS IN
THE EVENT OF CERTAIN TRANSACTIONS

4.1	Flip-in Event	28

ARTICLE 5
THE RIGHTS AGENT

5.1	General	30
5.2	Merger or Amalgamation or Change of Name of Rights Agent	31
5.3	Duties of the Rights Agent	31
5.4	Change of Rights Agent	33
5.5	Compliance with Anti-Money Laundering Legislation	34
5.6	Liability	34

- ii -

ARTICLE 6
MISCELLANEOUS

6.1	Redemption and Waiver	34
6.2	Expiration	37
6.3	Issuance of New Rights Certificate	37
6.4	Fractional Rights and Fractional Shares	37
6.5	Supplements and Amendments	38
6.6	Rights of Action	39
6.7	Notices	40
6.8	Costs of Enforcement	41
6.9	Successors	41
6.10	Benefits of this Agreement	41
6.11	Governing Law	41
6.12	Counterparts	41
6.13	Severability	41
6.14	Effective Date	42
6.15	Determinations and Actions by the Board of Directors	42
6.16	Time of the Essence	42
6.17	Regulatory Approvals	42
6.18	Declaration as to Non-Canadian Holders	42
6.19	Fiduciary Duties of the Directors	43
6.20	Privacy Legislation	43
6.21	Force Majeure	43
6.22	Language	43

SHAREHOLDER RIGHTS PLAN AGREEMENT
THIS AGREEMENT made as of May 13, 2016,
B E T W E E N:
MAG SILVER CORP.,
a corporation existing under the laws of the Province of British Columbia,
(hereinafter referred to as the "Corporation")
- and -
COMPUTERSHARE INVESTOR SERVICES INC.,
a corporation existing under the laws of Canada and authorized to carry on the business of a trust company in each of the provinces and territories of Canada, as rights agent
(hereinafter referred to as the "Rights Agent"),
WHEREAS the Board of Directors, in the exercise of its fiduciary duties to the Corporation, has determined that it is advisable and in the best interests of the Corporation to adopt a shareholder rights plan (the "Rights Plan"), subject to approval by shareholders at a meeting of the shareholders of the Corporation, to:
(a)	encourage the fair treatment of shareholders of the Corporation in connection with any Offer to Acquire the outstanding Voting Shares;
(b)	ensure, to the extent possible, that the shareholders of the Corporation receive and share fairly in a premium in connection with any Offer to Acquire the outstanding Voting Shares which could result in an effective change of control of the Corporation;
(c)	ensure, to the extent possible, that the Board of Directors has the opportunity to identify, solicit, develop and negotiate value-enhancing alternatives, as appropriate, to any unsolicited Offer to Acquire the outstanding Voting Shares; and
(d)	generally to assist the Board of Directors in enhancing shareholder value;
AND WHEREAS in order to implement the Rights Plan as established by this Agreement, the Board of Directors has:
(a)	authorized the issuance of one Right effective at the Record Time in respect of each Common Share outstanding at the Record Time;

(b)	authorized the issuance of one Right in respect of each Voting Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time; and
(c)	authorized the issuance of Rights Certificates to holders of Rights pursuant to the terms and subject to the conditions set out herein;
AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set out herein;
AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation and holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein;
NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, the parties hereby agree as follows:
ARTICLE 1
INTERPRETATION
1.1	Certain Definitions
For the purposes of this Agreement, the following terms have the meanings indicated:
(a)	"Acquiring Person" shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:
(i)	the Corporation or any Subsidiary of the Corporation;
(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of any one or any combination of:
(A)	a Voting Share Reduction;
(B)	a Permitted Bid Acquisition;
(C)	an Exempt Acquisition;
(D)	a Pro Rata Acquisition; or
(E)	a Convertible Security Acquisition,
provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Voting Shares then outstanding by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition and thereafter such Person, while such Person is the Beneficial Owner of 20% or more of the Voting Shares then outstanding, increases the number of Voting Shares beneficially owned by such Person by more than 1.0% of the number of Voting Shares then outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition) then, as of the date such Person becomes the Beneficial Owner of such additional outstanding Voting Shares, such Person shall be an "Acquiring Person";

(iii)	for the period of 10 days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Section 1.1(e)(v) because such Person makes or announces an intention to make a Take-over Bid alone or by acting jointly or in concert with any other Person and, for this purpose, "Disqualification Date" means the first date of public announcement of facts indicating that such Person is making or intends to make a Take-over Bid alone or by acting jointly or in concert with any other Person;
(iv)	an underwriter or member of a banking or selling group acting in such capacity that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a distribution of securities of the Corporation pursuant to a prospectus or by way of a private placement;
(v)	a Person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as at the Record Time; provided, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1.0% of the number of Voting Shares outstanding (other than through one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition);
(b)	"Affiliate", when used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more controlled intermediaries, controls, or is controlled by, or is under common control with, such specified Person;
(c)	"Associate", when used to indicate a relationship with a Person, shall mean a spouse of that Person, any Person who resides in the same home as that Person and to whom that Person is married or with whom that Person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if the relative has the same home as that Person;

(d)	"BCBCA" shall mean the Business Corporations Act (British Columbia), as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;
(e)	a Person shall be deemed the "Beneficial Owner" of, and to have "Beneficial Ownership" of, and to "Beneficially Own":
(i)	any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;
(ii)	any securities as to which such Person or any of such Person's Affiliates or Associates has the right or obligation to become the owner at law or in equity upon the purchase, exercise, conversion or exchange of any Convertible Security or pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (in each case where such right is exercisable within a period of 60 days, whether or not on condition or on the happening of any contingency), other than pursuant to any:
(A)	customary agreements with and between the Corporation and underwriters and members of banking groups or selling groups with respect to a distribution of securities by the Corporation;
(B)	pledges of securities in the ordinary course of the pledgee's business; or
(C)	agreements between the Corporation and any Person pursuant to an amalgamation, merger, arrangement, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) that is conditional upon the approval of the shareholders of the Corporation to be obtained prior to such Person acquiring such securities; and
(iii)	any securities which are Beneficially Owned within the meaning of the foregoing provisions of this Section 1.1(e) by any other Person with which such Person is acting jointly or in concert;
provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security because:
(iv)	such security has been agreed to be deposited or tendered pursuant to a Permitted Lock-Up Agreement or is otherwise deposited or tendered pursuant to any Take-over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited security has been taken up or paid for, whichever shall occur first;

(v)	such Person or any of the Affiliates or Associates of such Person or any other Person acting jointly or in concert with such Person holds such security and:
(A)	the ordinary business of such Person (the "Fund Manager") includes the management of investment funds for others (which others may include, or be limited to, employee benefit plans or pension plans) and such security is held by the Fund Manager in the ordinary course of such business in the performance of such Fund Manager's duties for the account of any other Person (a "Client"), including non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable law;
(B)	such Person (a "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts;
(C)	such Person is a pension fund or plan registered under the laws of Canada or any province thereof or the laws of the United States of America or any state thereof (a "Plan") and such security is held by the Plan in the ordinary course of the Plan's activities;
(D)	such Person (a "Plan Administrator") is the administrator or the trustee of one or more Plans and such security is held by the Plan Administrator in the ordinary course of such Plan Administrator's activities; or
(E)	such Person (a "Crown Agent") is a Crown agent or agency or is established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies and such security is held by the Crown Agent in the ordinary course of the management of such investment funds;
provided, however, that in any of the foregoing cases, the Fund Manager, the Trust Company, the Plan Administrator, the Crown Agent or the Plan, as the case may be, is not then making a Take-over Bid, has not then announced an intention to make a Take-over Bid and is not then acting jointly or in concert with any other Person who is making a Take-over Bid or who has announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities (X) pursuant to a distribution by the Corporation, (Y) by means of a Permitted Bid or a Competing Permitted Bid or (Z) by means of market transactions made in the ordinary course of the business of such Person (including pre-arranged trades entered into the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market;

(vi)	such Person is a Client of the same Fund Manager as another Person on whose account the Fund Manager holds such security, or because such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security, or because such Person is a Plan with the same Plan Administrator as another Plan on whose account the Plan Administrator holds such securities;
(vii)	such Person is a Client of a Fund Manager and such security is owned at law or in equity by the Fund Manager or because such Person is an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or such Person is a Plan and such security is owned at law or in equity by the Plan Administrator; or
(viii)	because such Person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depositary;
(f)	"Board of Directors" shall mean the board of directors of the Corporation or, if duly constituted and whenever duly empowered, any committee of the board of directors of the Corporation;
(g)	"Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;
(h)	"Canadian Dollar Equivalent" of any amount which is expressed in United States dollars shall mean, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S.-Canadian Exchange Rate in effect on such date;
(i)	"close of business" on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Common Shares in Vancouver, British Columbia (or, after the Separation Time, the office of the Rights Agent in Vancouver, British Columbia) is closed to the public;

(j)	"Common Share" shall mean a common share of the Corporation and any other share of the Corporation into which such share may be subdivided, consolidated, reclassified or changed from time to time;
(k)	"Competing Permitted Bid" shall mean a further Permitted Bid that is made after any previous Permitted Bid has been made and prior to the expiry of any such previous Permitted Bid;
(l)	"controlled": a Person is "controlled" by another Person or two or more Persons acting jointly or in concert if:
(i)	in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or two or more Persons acting jointly or in concert and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or
(ii)	in the case of a Person which is not a body corporate, more than 50% of the voting interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or two or more Persons acting jointly or in concert;
and "controls", "controlling" and "under common control with" shall be interpreted accordingly;
(m)	"Convertible Security" shall mean a security that is convertible, exercisable or exchangeable into a Voting Share (other than the Rights) or other securities which are directly or indirectly convertible, exercisable or exchangeable into Voting Shares, whether immediately or within or after a specified period and whether or not on condition or on the happening of any contingency;
(n)	"Convertible Security Acquisition" shall mean the acquisition of Voting Shares by a Person upon the purchase, exercise, conversion or exchange of Convertible Securities acquired or received by such Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;
(o)	"dividends paid in the ordinary course" shall mean cash dividends paid in any financial year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:
(i)	200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding financial year;
(ii)	300% of the arithmetic average of the aggregate amounts of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding financial years; and
(iii)	100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding financial year;

(p)	"Election to Exercise" shall have the meaning ascribed thereto in Section 3.1(d)(ii);
(q)	"Exempt Acquisition" shall mean an acquisition by a Person of Voting Shares and/or Convertible Securities:
(i)	in respect of which the Board of Directors has waived the application of Section 4.1 pursuant to the provisions of Section 6.1(b), (c) or (d);
(ii)	made as an intermediate step in a series of related transactions in connection with an acquisition by the Corporation or its Subsidiaries of a Person or assets, provided that the Person who acquires such securities distributes or is deemed to distribute such securities to its securityholders within ten Business Days of the completion of such acquisition, and following such distribution no Person has become the Beneficial Owner of 20% or more of the Corporation's then-outstanding Voting Shares;
(iii)	pursuant to a distribution of Voting Shares or Convertible Securities made by the Corporation:
(A)	to the public pursuant to a prospectus, provided that such Person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such Person immediately prior to such distribution; or
(B)	by way of a private placement or under a share purchase plan or option plan of the Corporation or any Subsidiaries, provided that (x) all necessary stock exchange approvals for such private placement, stock option plan or share purchase plan have been obtained and such private placement, stock option plan or share purchase plan complies with the terms and conditions of such approvals, and (y) such Person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such Person immediately prior to such acquisition; or
(iv)	pursuant to an amalgamation, merger, arrangement, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) requiring approval by shareholders of the Corporation;
(r)	"Exercise Price" shall mean, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of such Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price for each Right shall be $75.00;

(s)	"Expiration Time" shall mean, subject to Section 6.14, the earlier of:
(i)	the Termination Time; and
(ii)	the close of business on that date which is the earliest date of termination of this Agreement as provided for in Section 6.14;
(t)	"Flip-in Event" shall mean a transaction in or pursuant to which any Person shall become an Acquiring Person;
(u)	"Grandfathered Person" shall have the meaning ascribed thereto in Section 1.1(a)(v);
(v)	"Independent Shareholders" shall mean holders of Voting Shares other than Voting Shares Beneficially Owned by: (i) an Acquiring Person; (ii) an Offeror, other than a Person described in any one or more of Sections 1.1(e)(v)(A) through (E), inclusive; (iii) any Associate or Affiliate of such Acquiring Person or Offeror; (iv) any Person acting jointly or in concert with such Acquiring Person or Offeror; or (v) any employee benefit plan, stock purchase plan, deferred profit sharing plan and any other similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid;
(w)	"Market Price" per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) for the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 3.2 shall have caused the closing prices in respect of any Trading Day used to determine the Market Price not to be fully comparable with the closing prices on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 3.2 in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:
(i)	the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each such share on such date, as reported by the principal stock exchange in Canada on which such securities are listed or admitted to trading;

(ii)	if for any reason none of such prices described in (i) above is available for such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the last sale price or, if such price is not available, the average of the closing bid and asked prices, for each such share on such date, as reported by such other securities exchange on which such securities are listed or admitted to trading (and if such securities are listed or admitted to trading on more than one other securities exchange such prices shall be determined based on the securities exchange on which such securities are then listed or admitted to trading on which the largest number of such shares were traded during the most recently completed financial year);
(iii)	if for any reason none of such prices described in (ii) above is available for such day or the securities are not listed or admitted to trading on a Canadian stock exchange or other securities exchange, the last sale price, or if no sale takes place, the average of the high bid and low asked prices for each such share on such date in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or
(iv)	if for any such date none of such prices described in (iii) above is available or the securities are not listed or admitted to trading on a Canadian stock exchange or any other securities exchange and are not quoted by any such reporting system, the average of the closing bid and asked prices for such date as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors, provided, however, that if on any such date none of such prices is available, the closing price per share of such securities on such date shall mean the fair value per share of such securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker chosen by the Corporation with respect to the fair value per share of such securities.  The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof;
(x)	"Nominee" shall have the meaning ascribed thereto in Section 3.1(c);
(y)	"Offer to Acquire" shall include:
(i)	an offer to purchase, or a solicitation of an offer to sell; and
(ii)	an acceptance of an offer to sell, whether or not such offer to sell has been solicited, or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an offer to acquire to the Person that made the offer to sell;

(z)	"Offeror" shall mean a Person that has announced a current intention to make or who is making a Take-over Bid;
(aa)	"Permitted Bid" shall mean a Take-over Bid that is made by means of a take-over bid circular pursuant to National Instrument 62-104—Take-Over Bids and Issuer Bids and that is made to all holders of Voting Shares as registered on the books of the Corporation, other than the Offeror;
(bb)	"Permitted Bid Acquisition" shall mean an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;
(cc)	"Permitted Lock-Up Agreement" shall mean an agreement between a Person and one or more holders of Voting Shares pursuant to which such holders (each a "Locked-Up Person") agree to deposit or tender Voting Shares to a Take-over Bid (the "Lock-Up Bid") made or to be made by such Person or any of such Person's Affiliates or Associates or any other Person with which such Person is acting jointly or in concert, provided that:
(i)	the terms of such agreement are publicly disclosed and a copy of such agreement is made available to the public (including the Corporation) not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the first Business Day following the date of such agreement;
(ii)	the agreement permits a Locked-Up Person to terminate its obligation to deposit or tender Voting Shares to, or not to withdraw such Voting Shares from, the Lock-Up Bid, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender or deposit the Voting Shares to another Take-over Bid or to support another transaction:
(A)	where the price or value of the consideration per Voting Share offered under such other Take-over Bid or transaction:
(I)	is greater than the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid; or
(II)	exceeds by as much as or more than a specified amount (the "Specified Amount") the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid; and

(B)	if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than 100% of the Voting Shares held by Independent Shareholders, where the number of Voting Shares to be purchased under such other Take-over Bid or transaction at a price or value per Voting Share that is not less than the price or value per Voting Share offered under the Lock-Up Bid:
(I)	is greater than the number of Voting Shares that the Offeror has offered to purchase under the Lock-Up Bid; or
(II)	exceeds by as much as or more than a specified number (the "Specified Number") the number of Voting Shares that the Offeror has offered to purchase under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares offered to be purchased under the Lock-Up Bid, and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Voting Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Take-over Bid or transaction; and
(iii)	no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of:
(A)	the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-Up Bid to a Locked-Up Person; and
(B)	50% of the amount by which the price or value of the consideration received by a Locked-Up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-Up Person would have received under the Lock-Up Bid, shall be payable by such Locked-Up Person pursuant to the agreement if the Locked-Up Person fails to deposit or tender Voting Shares to the Lock-Up Bid, withdraws Voting Shares previously tendered thereto or supports another transaction;
(dd)	"Person" shall include any individual, body corporate, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, group, unincorporated organization, syndicate, government or governmental agency or instrumentality or other entity;

(ee)	"Pro Rata Acquisition" shall mean an acquisition by a Person of Voting Shares pursuant to:
(i)	a stock dividend, a stock split or other event pursuant to which a Person receives or acquires Voting Shares on the same pro rata basis as all other holders of the same class of Voting Shares;
(ii)	any dividend reinvestment plan or other plan made available by the Corporation to holders of all of its Voting Shares (other than holders resident in any jurisdiction where participation in such plan is restricted or impractical to the Corporation as a result of applicable law); or
(iii)	the receipt and/or exercise of rights issued by the Corporation to all the holders of a class of Voting Shares to subscribe for or purchase Voting Shares (other than holders resident in any jurisdiction where the distribution or exercise of such rights is restricted or impractical as a result of applicable law), provided that such rights are acquired directly from the Corporation and not from any other Person, and provided that the Person does not thereby Beneficially Own a greater percentage of the Voting Shares than the percentage of Voting Shares Beneficially Owned by such Person immediately prior to such acquisition;
(ff)	"Record Time" shall mean 4:00 p.m. (Vancouver time) on June 14, 2016;
(gg)	"Redemption Price" shall have the meaning ascribed thereto in Section 6.1(a);
(hh)	"Right" shall mean a right to purchase a Common Share of the Corporation, upon the terms and subject to the conditions set out in this Agreement;
(ii)	"Rights Agent" shall mean Computershare Investor Services Inc., its successors or permitted assigns;
(jj)	"Rights Certificates" shall mean the certificates representing the Rights after the Separation Time, which shall be in the form attached hereto as Exhibit A;
(kk)	"Rights Plan" shall have the meaning ascribed thereto in the recitals to this Agreement;
(ll)	"Rights Register" and "Rights Registrar" shall have the respective meanings ascribed thereto in Section 2.3(a);
(mm)	"Securities Act" shall mean the Securities Act (British Columbia), as amended, and the regulations and rules thereunder, and any comparable or successor laws or regulations thereto;
(nn)	"Separation Time" shall mean, subject to Section 6.1(d), the close of business on the tenth Trading Day after the earlier of:

(i)	the Stock Acquisition Date; and
(ii)	the date of the commencement of, or first public announcement of, the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid);
or such later time as may be determined by the Board of Directors; provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and provided further that, if any Take-over Bid referred to Section 1.1(nn)(ii) expires, or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this Section 1.1(nn), never to have been made;
(oo)	"Stock Acquisition Date" shall mean the date of the first public announcement (which, for purposes of this definition, shall include, without limitation, the filing of a report pursuant to section 5.2(1) of National Instrument 62-104—Take-Over Bids and Issuer Bids or section 13(d) of the U.S. Exchange Act) by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person;
(pp)	"Subsidiary" a Person is a Subsidiary of another corporation if:
(i)	it is controlled by (A) that other; or (B) that other and one or more Persons each of which is controlled by that other; or (C) two or more Persons, each of which is controlled by that other; or
(ii)	it is a Subsidiary of a Person that is that other's Subsidiary;
(qq)	"Take-over Bid" shall mean an Offer to Acquire Voting Shares or other securities of the Corporation if, assuming that the Voting Shares or other securities of the Corporation subject to the Offer to Acquire are acquired at the date of such Offer to Acquire by the Person making such Offer to Acquire, the Voting Shares Beneficially Owned by the Person making the Offer to Acquire would constitute, in the aggregate, 20% or more of the Voting Shares of the Corporation then outstanding;
(rr)	"Termination Time" shall mean the time at which the right to exercise Rights shall terminate pursuant to Section 6.1(g);
(ss)	"Trading Day", when used with respect to any securities, shall mean a day on which the principal stock exchange (as determined by volume of trading for the relevant 20 consecutive Trading Days) on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any stock exchange, a Business Day;
(tt)	"U.S.-Canadian Exchange Rate" shall mean, on any date:

(i)	if, on such date, the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; or
(ii)	in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;
(uu)	"U.S. Exchange Act" shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as from time to time in effect;
(vv)	"U.S. Securities Act" shall mean the United States Securities Act of 1933, as amended, , and the rules and regulations thereunder as from time to time in effect;
(ww)	"Voting Share" shall mean any share in the capital of the Corporation to which is attached a right to vote for the election of all directors generally; and
(xx)	"Voting Share Reduction" shall mean an acquisition or redemption by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of outstanding Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares then outstanding.
1.2	Currency
All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.
1.3	Descriptive Headings
Descriptive headings appear herein for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.
1.4	Number and Gender
Wherever the context so requires, terms used herein importing the singular number only shall include the plural and vice-versa and words importing only one gender shall include all others.
1.5	References to Agreement
References to "this Agreement", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this Agreement as amended or supplemented from time to time and not to any particular Article or Section or other portion hereof and include any and every instrument supplemental or ancillary hereto.

1.6	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares
(a) For the purposes of this Agreement, in determining the percentage of the outstanding Voting Shares with respect to which a Person is or is deemed to be the Beneficial Owner, all unissued Voting Shares of the Corporation of which such Person is deemed to be the Beneficial Owner shall be deemed to be outstanding.
(b) The percentage of outstanding Voting Shares Beneficially Owned by any Person shall, for the purposes of this Agreement, be and be deemed to be the product determined by the formula:
where:
A	=	the number of votes for the election of all directors generally attaching to the outstanding Voting Shares Beneficially Owned by such Person; and
B	=	the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.
The percentage of outstanding Voting Shares represented by any particular group of Voting Shares acquired or held by any Person shall be determined in like manner mutatis mutandis.
1.7	Acting Jointly or in Concert
For purposes of this Agreement, a Person is acting jointly or in concert with its Affiliates and Associates and with every Person who is a party to an agreement, commitment, arrangement or understanding, whether formal or informal or written or unwritten, with the first Person, or with any other Person acting jointly or in concert with the first Person, to acquire or Offer to Acquire any Voting Shares or Convertible Securities (other than (i) customary agreements with and between the Corporation and underwriters and members of banking groups or selling groups with respect to a distribution of securities by the Corporation and (ii) pledges of securities in the ordinary course of the pledgee's business).
ARTICLE 2
THE RIGHTS
2.1	Legend on Certificates
Certificates for Common Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence, in addition to the Common Shares, one Right for each Common Share evidenced thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Rights Plan Agreement, dated as of May 13, 2016 between MAG Silver Corp. (the "Corporation") and Computershare Investor Services Inc., as rights agent, (as the same may be amended or supplemented from time to time in accordance with the terms thereof) (the "Rights Agreement") the terms of which are hereby incorporated herein by reference and a copy of which may be inspected during normal business hours at the principal executive offices of the Corporation.  Under certain circumstances, as set forth in the Rights Agreement, such Rights may be terminated, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement, whether currently held by or on behalf of such Person or any subsequent holder) or may be evidenced by separate certificates and may no longer be evidenced by this certificate.  The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as is practicable after the receipt of a written request therefor.
Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend until the earlier of the Separation Time and the Expiration Time.
2.2	Execution, Authentication, Delivery and Dating of Rights Certificates
(a) The Rights Certificates shall be executed on behalf of the Corporation by any of the Chairman of the Board, the President or any Vice-President, together with any other of such Persons or together with any one of the Secretary, the Treasurer, any Assistant Secretary or any Assistant Treasurer.  The signature of any of the officers of the Corporation on the Rights Certificates may be manual or facsimile.  Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.
(b) Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature and a disclosure statement describing the Rights, and the Rights Agent shall countersign such Rights Certificates in a manner satisfactory to the Corporation and deliver such Rights Certificates and disclosure statement to the holders of the Rights pursuant to Section 3.1(c).  No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.
(c) Each Rights Certificate shall be dated the date of the countersignature thereof.

2.3	Registration, Registration of Transfer and Exchange
(a) After the Separation Time, the Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights.  The Rights Agent is hereby appointed the "Rights Registrar" for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment.  In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.  After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Section 2.3(c), the Corporation will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.
(b) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.
(c) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing.  As a condition to the issuance of any new Rights Certificate under this Section 2.3, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.
2.4	Mutilated, Destroyed, Lost and Stolen Rights Certificates
(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as the Rights Certificate so surrendered.
(b) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time: (i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and (ii) such security and indemnity as may be required by each of them, in their sole discretion, to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.4, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.
(d) Every new Rights Certificate issued pursuant to Section 2.4 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Corporation.
2.5	Persons Deemed Owners of Rights
The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever.  As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares) and the term "certificate", when used in the context of a certificate representing Voting Shares or a Rights Certificate, shall include any document or written acknowledgement constituting evidence of book-entry ownership of the applicable securities as may be adopted from time to time by the Corporation.
2.6	Delivery and Cancellation of Certificates
All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent.  The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent.  No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided for in this Section 2.6, except as expressly permitted by this Agreement.  The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation on request.
2.7	Agreement of Rights Holders
Every holder of Rights by accepting the same consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:
(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of the Rights held;
(b)	that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)	that after the Separation Time, the Rights Certificates will be transferable only upon registration of the transfer on the Rights Register as provided herein;
(d)	that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;
(e)	that such holder of Rights has waived its right to receive any fractional Rights or any fractional shares upon exercise of a Right (except as provided herein);
(f)	that, subject to the provisions of Section 6.5, without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and
(g)	notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by a governmental authority, prohibiting or otherwise restraining performance of such obligations.
2.8	Rights Certificate Holder Not Deemed a Shareholder
No holder, as such, of any Right or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share which may at any time be issuable on the exercise of such Right, nor shall anything contained herein or in any Rights Certificate be construed or deemed to confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a shareholder of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any shareholder of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by any Rights Certificate shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3
EXERCISE OF THE RIGHTS
3.1	Initial Exercise Price; Exercise of Rights; Detachment of Rights
(a) Subject to adjustment as herein set forth, from and after the Separation Time and prior to the Expiration Time, each Right will entitle the holder thereof to purchase one Common Share for the Exercise Price (which Exercise Price and number of Common Shares are subject to adjustment as set forth below).
(b) Until the Separation Time:
(i)	the Rights shall not be exercisable and no Right may be exercised; and
(ii)	each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to be a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.
(c) From and after the Separation Time and prior to the Expiration Time:
(i)	the Rights shall be exercisable; and
(ii)	the registration and transfer of the Rights shall be separate from and independent of Common Shares.
Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and other than, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "Nominee") and, in respect of each Convertible Security converted into Common Shares after the Separation Time and prior to the Expiration Time, promptly after such conversion, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to the holder so converting (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of Section 4.1(b) and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the Nominees), at such holder's address as shown by the records of the Corporation (and the Corporation hereby agrees to furnish copies of such records to the Rights Agent for this purpose):
(A)	a Rights Certificate representing the number of Rights held by such holder at the Separation Time in substantially the form of Exhibit A, appropriately completed and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(B)	a disclosure statement describing the Rights,
provided that a Nominee shall be sent the materials provided for in clauses (A) and (B) above only in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person.  In order for the Corporation to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Corporation may require such first Person to furnish such information and documentation as the Corporation deems necessary.
(d) Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its principal office in Vancouver, British Columbia or any other office of the Rights Agent designated for that purpose from time to time by the Corporation:
(i)	the Rights Certificate evidencing such Rights;
(ii)	an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and
(iii)	payment, by certified cheque, wire transfer, banker's draft or money order payable to the order of the Rights Agent, of a sum equal to the applicable Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or other governmental charge which may be payable in respect of the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for the relevant Common Shares in a name other than that of the holder of the Rights being exercised.
(e) Upon receipt of the Rights Certificate which is accompanied by a completed Election to Exercise that does not indicate that such Right is null and void as provided by Section 4.1(b) and payment as set forth in Section 3.1(d), the Rights Agent (unless otherwise instructed in writing by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:
(i)	requisition from a transfer agent for the relevant Common Shares, certificates representing the number of such Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agents to comply with all such requisitions);

(ii)	when appropriate, and subject to Sections 6.4(a) and (b), requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;
(iii)	after receipt of such Common Share certificate, deliver the same to or to the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;
(iv)	when appropriate, after receipt, deliver such cash referred to in Section 3.1(e)(ii) to or to the order of the registered holder of the Rights Certificate; and
(v)	tender to the Corporation all payments received on exercise of the Rights.
(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Section 6.4(a)) will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.
(g) The Corporation covenants and agrees that it will:
(i)	take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates representing such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, issued and delivered as fully paid and non-assessable;
(ii)	take all such action as may be necessary and within its power to comply with any applicable requirements of the BCBCA, the Securities Act, the U.S. Securities Act, the U.S. Exchange Act and the applicable securities laws or comparable legislation of each of the other provinces and territories of Canada and states of the United States and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;
(iii)	use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal exchanges on which the Common Shares were traded immediately prior to the Stock Acquisition Date;
(iv)	cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and
(v)	pay when due and payable any and all federal and provincial transfer taxes (for greater certainty, not including any income taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, provided that the Corporation shall not be required to pay any transfer tax or other governmental charge which may be payable in respect of the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)	not, after the Separation Time, except as permitted by Section 6.1 or 6.5, take (or permit any Subsidiary of the Corporation to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.
3.2	Adjustments to Exercise Price; Number of Rights
The Exercise Price, the number of Common Shares or other securities subject to purchase upon the exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 3.2 and in Section 4.1(a).
(a) In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time:
(i)	declare or pay a dividend on the Common Shares payable in Common Shares or Convertible Securities other than pursuant to any dividend reinvestment program;
(ii)	subdivide or change the outstanding Common Shares into a greater number of Common Shares;
(iii)	combine or change the outstanding Common Shares into a smaller number of Common Shares; or
(iv)	issue any Common Shares or Convertible Securities in respect of, in lieu of or in exchange for existing Common Shares, the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or other change, and the number of Common Shares or other securities, as the case may be, issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive, upon payment of the applicable Exercise Price then in effect, the aggregate number of Common Shares or other securities, as the case may be, which, if such Right had been exercised immediately prior to such date and at a time when the share transfer books of the Corporation were open, such holder would have been entitled to receive as a result of such dividend, subdivision, combination or reclassification.

(b) In case the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them to subscribe for or purchase (for a period expiring within 45 calendar days after such record date) Common Shares (or shares having the same rights, privileges and preferences as Common Shares ("equivalent common shares")) or securities convertible into Common Shares or equivalent common shares at a price per Common Share or per equivalent common share (or having a conversion price per share, if a security convertible into Common Shares or equivalent common shares) less than 90% of the Market Price per Common Share on the second Trading Day immediately preceding such record date, the Exercise Price in respect of the Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in respect of the Rights in effect immediately prior to such record date by a fraction: (i) the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares and/or equivalent common shares so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such Market Price per Common Share; and (ii) the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares and/or equivalent common shares to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible).  In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights.  Such adjustment shall be made successively whenever such a record date is fixed and, in the event that such rights, options or warrants are not so issued, the Exercise Price in respect of the Rights shall be re-adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.
(c) For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to a dividend reinvestment plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 90% of the then current market price per share (determined as provided in such plans) of the Common Shares.
(d) In case the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for a distribution to all holders of Common Shares (including any such distribution made in connection with a merger in which the Corporation is the continuing corporation or amalgamation) of evidences of indebtedness or assets, including cash (other than a dividend paid in the ordinary course or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), or subscription rights or warrants entitling them to subscribe for or purchase Common Shares (excluding those referred to in Section 3.2(b)) at a price per Common Share that is less than 90% of the Market Price per Common Share on the second Trading Day immediately preceding such record date, the Exercise Price in respect of the Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in respect of the Rights in effect immediately prior to such record date by a fraction: (i) the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights) of the portion of the cash, assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to a Common Share; and (ii) the denominator of which shall be such Market Price per Common Share.  Such adjustments shall be made successively whenever such a record date is fixed and, in the event that such distribution is not so made, the Exercise Price in respect of the Rights shall be adjusted to be the Exercise Price in respect of the Rights which would have been in effect if such record date had not been fixed.

(e) Notwithstanding anything herein to the contrary, no adjustment in an Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this Section 3.2(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.  All calculations under this Section 3.2 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share or other share, as the case may be.  Notwithstanding the first sentence of this Section 3.2(e), any adjustment required by this Section 3.2 shall be made no later than the earlier of: (i) three years from the date of the transaction which mandates such adjustment; and (ii) the Expiration Time.
(f) If as a result of an adjustment made pursuant to Section 4.1, the holder of any Right thereafter exercised shall become entitled to receive any shares other than Common Shares, thereafter the number of such other shares so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as is practicable to the provisions with respect to the Common Shares contained in this Section 3.2, and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other shares.
(g) All Rights originally issued by the Corporation subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the respective number of Common Shares, as the case may be, purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.
(h) Unless the Corporation shall have exercised its election as provided in Section 3.2(i), upon each adjustment of an Exercise Price as a result of the calculations made in Sections 3.2(b) and (d), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares, as the case may be (calculated to the nearest one ten-thousandth), obtained by:
(i)	multiplying:
(A)	the number of such Common Shares which would have been issuable upon the exercise of a Right immediately prior to this adjustment; by
(B)	the relevant Exercise Price in effect immediately prior to such adjustment of the relevant Exercise Price; and
(ii)	dividing the product so obtained by the relevant Exercise Price in effect immediately after such adjustment of the relevant Exercise Price.

                (i) The Corporation may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right.  Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which such a Right was exercisable immediately prior to such adjustment.  Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the relevant Exercise Price in effect immediately prior to adjustment of the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price.  The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made.  This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 days later than the date of the public announcement.  If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 3.2(i), the Corporation shall, as promptly as is practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to Section 6.4, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment.  Rights Certificates to be so distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.
(j) Irrespective of any adjustment or change in an Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the relevant Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.
(k) In any case in which this Section 3.2 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer, until the occurrence of such event, the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.
(l) Notwithstanding anything in this Section 3.2 to the contrary, the Corporation shall be entitled to make such reductions in each Exercise Price, in addition to those adjustments expressly required by this Section 3.2, as and to the extent that in its good faith judgment the Board of Directors shall determine to be advisable in order that any: (i) consolidation or subdivision of Common Shares; (ii) issuance wholly for cash of any Common Share or securities that by their terms are convertible into or exchangeable for Common Shares; (iii) stock dividends; or (iv) issuance of rights, options or warrants referred to in this Section 3.2, hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.

(m) Whenever an adjustment to the Exercise Price or a change in the securities purchaseable upon exercise of the Rights is made at any time after the Separation Time pursuant to this Section 3.2, the Corporation shall promptly:
(i)	file with the Rights Agent and with the transfer agent for the Common Shares a certificate specifying the particulars of such adjustment or change; and
(ii)	cause notice of the particulars of such adjustment or change to be given to the holders of the Rights;
provided that failure to file such certificate or cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.
3.3	Date on Which Exercise Is Effective
Each Person in whose name any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the relevant Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the relevant Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the holder of record of such Common Shares on, and such certificate shall be dated, the next succeeding Business Day on which the relevant Common Share transfer books of the Corporation are open.
ARTICLE 4
ADJUSTMENT TO THE RIGHTS IN
THE EVENT OF CERTAIN TRANSACTIONS
4.1	Flip-in Event
(a) Subject to Section 4.1(b) and Sections 6.1(b) and (c), in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective on and after the later of its date of issue and the close of business on the tenth Trading Day following the Stock Acquisition Date, the right to purchase from the Corporation, upon payment of the relevant Exercise Price and otherwise exercising such Right in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the relevant Exercise Price for an amount in cash equal to the relevant Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustments provided for in Section 3.2 upon each occurrence after the Stock Acquisition Date of any event analogous to any of the events described in Section 3.2).

(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by: (i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or (ii) a transferee or other successor in title, directly or indirectly, (a "Transferee") of Rights held by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) that becomes a Transferee concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding this Section 4.1(b) shall become null and void without any further action, and any holder of such Rights (including any Transferee) shall not have any right whatsoever to exercise such Rights under any provision of this Agreement and shall not have thereafter any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.  The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set out in the Rights Certificate establishing that such Rights are not void under this Section 4.1(b) shall be deemed to be an Acquiring Person for the purposes of this Section 4.1(b) and such Rights shall become null and void.
(c) In the event that there shall not be sufficient Common Shares authorized for issuance to permit the exercise in full of the Rights in accordance with this Section 4.1, the Corporation shall take all such action as may be necessary to authorize additional Common Shares for issuance upon the exercise of the Rights.
(d) From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 4.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the BCBCA, Securities Act, U.S. Securities Act, U.S. Exchange Act, and the applicable securities laws or comparable legislation of each of the provinces and territories of Canada and states of the United States (and any other applicable jurisdiction), in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.
(e) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Section 4.1(b)(i) or (ii), and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence shall contain the following legend:

The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate of an Acquiring Person (including, without limitation, a Person who has entered into an agreement or arrangement to sell Shares to an Acquiring Person).  This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Section 4.1(b) of the Rights Agreement.
provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such Person is not a Person described in such legend.
ARTICLE 5
THE RIGHTS AGENT
5.1	General
(a) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment.  The Corporation may from time to time appoint one or more Co-Rights Agents as it may deem necessary or desirable, subject to the approval of the Rights Agent.  In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agents and Co-Rights Agents shall be as the Corporation may determine with the approval of the Rights Agent and Co-Rights Agent.  The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties  hereunder (including the fees and disbursements of any expert or advisor retained by the Rights Agent with the approval of the Corporation, acting reasonably).  The Corporation also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold it and them harmless against, any loss, liability or expense, incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement and/or including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement and/or the resignation or removal of the Rights Agent.  The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and at any time, upon request, shall provide to the Rights Agent an incumbency certificate with respect to the then current directors of the Corporation, provided that failure to inform the Rights Agent of any such events, or any defect therein, shall not affect the validity of any action taken hereunder in relation to such events.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it in good faith to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.
5.2	Merger or Amalgamation or Change of Name of Rights Agent
(a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 5.4.  In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates has not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.
(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.
5.3	Duties of the Rights Agent
The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of certificates of Common Shares and the holders of Rights Certificates, by their acceptance thereof, shall be bound:
(a)	the Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion. The Rights Agent may also, with the approval of the Corporation (where such approval may reasonably be obtained and such approval not to be unreasonably withheld) and at the expense of the Corporation, consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under the Agreement and the Rights Agent shall be entitled to rely in good faith on the advice of any such expert;

(b)	whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be a senior officer of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;
(c)	the Rights Agent will be liable hereunder only for its own gross negligence, bad faith or wilful misconduct;
(d)	the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;
(e)	the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 4.1(b)) or any adjustment required under the provisions of Section 3.2 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 3.2 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;
(f)	the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)	the Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any Person designated in writing by the Corporation, and to apply to such Persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with the instructions of any such Person;
(h)	the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and
(i)	the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.
5.4	Change of Rights Agent
The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice in writing (or such lesser notice as is acceptable to the Corporation) mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail, and to the holders of the Rights in accordance with Section 6.7.  The Corporation may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail, and to the holders of the Rights in accordance with Section 6.7.  If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent.  If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection by the Corporation), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent.  Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia.  After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon payment by the Corporation to the predecessor Rights Agent of all outstanding fees and expenses owing by the Corporation to the predecessor Rights Agent pursuant to this Agreement, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose.  Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights.  Failure to give any notice provided for in this Section 5.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.  Any notice required to be sent pursuant to this Agreement to holders of the Rights by the Rights Agent after its resignation or removal shall be at the expense of the Corporation.

5.5	Compliance with Anti-Money Laundering Legislation
The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline.  Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on ten days' prior written notice to the Corporation, provided: (i) that the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction within such ten-day period, then such resignation shall not be effective.
5.6	Liability
(a) Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable under any circumstances whatsoever for any (i) breach by any other party of securities law or other rule of any securities regulatory authority, (ii) lost profits or (iii) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.
(b) Notwithstanding any other provision of this Agreement, any liability of the Rights Agent shall be limited, in the aggregate, to the amount of fees paid by the Corporation to the Rights Agent under this Agreement in the 12 months immediately prior to the Rights Agent receiving the first notice of the claim.
ARTICLE 6
MISCELLANEOUS
6.1	Redemption and Waiver
(a) Until the occurrence of a Flip-in Event as to which the application of Section 4.1 has not been waived pursuant to this Section 6.1, the Board of Directors may, with the prior consent of the holders of Voting Shares or the holders of Rights given in accordance with Section 6.1(i) or (j), as the case may be, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 3.2, if an event of the type analogous to any of the events described in Section 3.2 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(b) Until the occurrence of a Flip-in Event as to which the application of Section 4.1 has not been waived pursuant to this Section 6.1, upon written notice to the Rights Agent, the Board of Directors may, with the prior consent of the holders of Voting Shares given in accordance with Section 6.1(i), determine, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares and otherwise than in the circumstances set forth in Section 6.1(d), to waive the application of Section 4.1 to such Flip-in Event.  In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.
(c) Until the occurrence of a Flip-in Event as to which the application of Section 4.1 has not been waived pursuant to this Section 6.1, upon written notice delivered to the Rights Agent, the Board of Directors may determine to waive the application of Section 4.1 to any Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by take-over bid circular sent to all holders of record of Voting Shares and provided further that if the Board of Directors waives the application of Section 4.1 to such Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 4.1 to any other Flip-in Event occurring by reason of any Take-over Bid made by take-over bid circular to all holders of record of Voting Shares which is made prior to the expiry of any Take-over Bid (as the same may be extended from time to time) made by take-over bid circular in respect of which a waiver is, or is deemed to have been, granted under this Section 6.1(c).
(d) Notwithstanding the provisions of Sections 6.1(b) or (c), upon written notice to the Rights Agent, the Board of Directors may waive the application of Section 4.1 in respect of any Flip-in Event, provided that both of the following conditions are satisfied:
(i)	the Board of Directors has determined that the Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and
(ii)	such Person has reduced its Beneficial Ownership of Voting Shares such that at the time of the granting of a waiver pursuant to this Section 6.1(d), such Person is no longer an Acquiring Person, and, in the event of any such waiver, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred and the Separation Time shall be deemed not to have occurred as a result of such Person having inadvertently become an Acquiring Person.
(e) The Board of Directors shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person that has made a Permitted Bid, a Competing Permitted Bid or Take-over Bid in respect of which the Board of Directors has waived, or is deemed to have waived, pursuant to Section 6.1 the application of Section 4.1, takes up and pays for Voting Shares pursuant to the terms and conditions of such Permitted Bid, Competing Permitted Bid or Take-over Bid, as the case may be.

(f) Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the then outstanding Rights, without the consent of the holders of Voting Shares or the holders of Rights, at the Redemption Price and reissue Rights under this Agreement to holders of record of Common Shares immediately following the time of such redemption and, thereafter, all of the provisions of this Agreement shall continue in full force and effect and such Rights, without any further formality, shall be attached to the outstanding Voting Shares in the same manner as prior to the occurrence of such Separation Time.
(g) If the Board of Directors elects or is deemed to have elected to redeem the Rights and, in circumstances in which Section 6.1(a) is applicable, such redemption is approved by the holders of Voting Shares or the holders of Rights in accordance with Section 6.1(i) or (j), as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate, and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.
(h) Within 10 Business Days after the Board of Directors electing or having been deemed to have elected to redeem the Rights or, if Section 6.1(a) applies, within 10 Business Days after the holders of Voting Shares or the holders of Rights have approved the redemption of Rights in accordance with Section 6.1(i) or (j), as the case may be, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at such holder's last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the Transfer Agent for the Common Shares.  Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.  Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.  The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 6.1, and other than in connection with the purchase of Common Shares prior to the Separation Time.
(i) If a redemption of Rights pursuant to Section 6.1(a) or a waiver of a Flip-in Event pursuant to Section 6.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares.  Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation's by-laws.
(j) If a redemption of Rights pursuant to Section 6.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights.  Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders.  For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders or whose Rights have become null and void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the BCBCA with respect to meetings of shareholders of the Corporation.

(k) The Corporation shall not be obligated to make a payment of the Redemption Price to any holder of Rights unless the holder is entitled to receive at least $1.00 in respect of all Rights held by such holder.
6.2	Expiration
No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Section 5.1.
6.3	Issuance of New Rights Certificate
Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.
6.4	Fractional Rights and Fractional Shares
(a) The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights.  In lieu of such fractional Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Right would otherwise be issuable, an amount in cash equal to the fraction of the Market Price of a whole Right that the fraction of a Right which would otherwise be issuable is of one whole Right.
(b) The Corporation shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares.  In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of a whole Common Share that the fraction of a Common Share which would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise.
(c) The Rights Agent shall have no obligation to make any payments in lieu of issuing fractions of Rights or Common Shares pursuant to Section 6.4(a) or (b), respectively, unless and until the Corporation shall have provided to the Rights Agent the amount of cash to be paid in lieu of issuing such fractional Rights or Common Shares, as the case may be.

6.5	Supplements and Amendments
(a) The Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder.  The Corporation, at or prior to the shareholders' meeting referred to in Section 6.14(a), or any adjournment or postponement thereof, to be held for shareholders of the Corporation to consider and, if deemed advisable, to adopt a resolution approving, ratifying and confirming this Agreement and the Rights issued or issuable pursuant thereto, may supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable.  Notwithstanding anything in this Section 6.5 to the contrary, no such supplement or amendment shall be made to the provisions of Article 5 except with the written concurrence of the Rights Agent to such supplement or amendment.
(b) Subject to Section 6.5(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, supplement or amend any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).  Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the articles and by-laws of the Corporation.
(c) Subject to Section 6.5(a), the Corporation may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, supplement or amend any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such supplement or amendment shall be made to the provisions of Article 5 except with the written concurrence of the Rights Agent thereto.
(d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof.  For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders or whose Rights have become null and void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the BCBCA with respect to meetings of shareholders of the Corporation.

(e) Any amendments made by the Corporation to this Agreement pursuant to Section 6.5(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rule or regulation thereunder shall:
(i)	if made before the Separation Time, be submitted to the holders of Voting Shares of the Corporation at the next meeting of shareholders, and the holders of Voting Shares may, by the majority referred to in Section 6.5(b) confirm or reject such amendment; and
(ii)	if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Section 6.5(d), confirm or reject such amendment.
Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed.  If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent amendment to this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.
(f) The Corporation shall give notice in writing to the Rights Agent of any amendment or supplement to this Agreement pursuant to Section 6.5 within five Business Days of the date of any such amendment or supplement, provided that failure to give such notice, or any defect therein, shall not affect the validity of any such supplement or amendment.
6.6	Rights of Action
Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights.  Any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement.  Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against, actual or threatened violations of, the obligations of any Person subject to this Agreement.

6.7	Notices
(a) Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by facsimile or by first-class mail, postage prepaid, addressed (until another facsimile number or address is filed in writing with the Rights Agent) as follows:
MAG Silver Corp.
328-550 Burrard Street
 Vancouver, BC  V6C 2B5
Attention:     President and Chief Executive Officer
Facsimile:      (604) 484-4710
(b) Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by facsimile or by first class mail, postage prepaid, addressed (until another facsimile number or address is filed in writing with the Corporation) as follows:
Computershare Investor Services Inc.
510 Burrard Street, 3rd Floor
 Vancouver, BC  V6C 2B9
Attention:      Manager, Client Services
Facsimile:       (604) 661-9401
(c) Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the Corporation for the Common Shares.  Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.
(d) Any notice given or made in accordance with this Section 6.7 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of sending by facsimile or other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter).  Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.
(e) If mail service is or is threatened to be interrupted at a time when the Corporation or the Rights Agent wishes to give a notice or demand hereunder to or on the holders of the Rights, the Corporation or the Rights Agent may, notwithstanding the foregoing provisions of this Section 6.7, give such notice by means, of publication once in each of two successive weeks in the business section of the Financial Post and, so long as the Corporation has a transfer agent in the United States, in a daily publication in the United States designated by the Corporation, or in such other publication or publications as may be designated by the Corporation and notice so published shall be deemed to have been given on the date on which the first publication of such notice in any such publication has taken place.

6.8	Costs of Enforcement
The Corporation agrees that if it or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation or such Person will reimburse the holder of any Rights for the costs and expenses (including reasonable legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.
6.9	Successors
All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.
6.10	Benefits of this Agreement
Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.
6.11	Governing Law
This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.
6.12	Counterparts
This Agreement may be executed and delivered, including by electronic means, in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts will be construed together to be an original and will constitute one and the same agreement.
6.13	Severability
If any Section, term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such Section, term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining Sections, terms and provisions hereof or the application of such Section, term or provision to circumstances other than those as to which it is held invalid or unenforceable.

6.14	Effective Date
(a) This Agreement is in full force and effect in accordance with its terms from the date hereof.  If the Rights Plan is not ratified by resolution passed by a majority of the votes cast by Independent Shareholders present or represented by proxy at the meeting of shareholders of the Corporation to be held on June 15, 2016, or any adjournment or postponement thereof, then this Agreement and any then outstanding Rights shall, without further formality, be of no further force or effect as at the earlier of the close of such meeting of shareholders, or any adjournment or postponement thereof.
(b) The Rights Plan must be reconfirmed by a resolution passed by a majority of the votes cast by Independent Shareholders present or represented by proxy at a meeting of shareholders of the Corporation at the third annual meeting following each shareholders' meeting at which the Rights Plan is either ratified or reconfirmed.  If the Rights Plan is not so reconfirmed or is not presented for reconfirmation at such annual meeting, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of such annual meeting; provided that the termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Sections 6.1(c) and (e)), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 6.14.
6.15	Determinations and Actions by the Board of Directors
All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors in good faith for the purposes hereof shall not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights.
6.16	Time of the Essence
Time shall be of the essence in this Agreement.
6.17	Regulatory Approvals
Any obligation of the Corporation or action contemplated by this Agreement, including any amendment hereto, shall be subject to the receipt of any requisite approval or consent from any applicable regulatory authority including, without limiting the generality of the foregoing, any necessary approvals of The Toronto Stock Exchange or any other stock exchange.
6.18	Declaration as to Non-Canadian Holders
If, in the opinion of the Board of Directors (who may rely upon the advice of counsel), any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada or the United States, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure compliance.  In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

6.19	Fiduciary Duties of the Directors
Nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares and/or Convertible Securities reject or accept any Take-over Bid or take any other action including the commencement, prosecution, defence or settlement of any litigation and the solicitation of additional or alternative Take-over Bids or other proposals to shareholders that the directors believe are necessary or appropriate in the exercise of their fiduciary duties.
6.20	Privacy Legislation
The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual's personal information (collectively, "Privacy Laws") applies to obligations and activities under this Agreement.  Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws.  The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws.  The Rights Agent will use commercially-reasonable efforts to ensure that its services hereunder comply with Privacy Laws.
6.21	Force Majeure
No party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures).  Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.
6.22	Language
Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en découleront soient rédigés en langue anglaise.  The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.
MAG SILVER CORP.
by	(signed) "George Paspalas"
Name: George Paspalas
Title: Chief Executive Officer

(signed) "Larry Taddei"
Name: Larry Taddei
Title: Chief Financial Officer

COMPUTERSHARE INVESTOR SERVICES INC.
by	(signed) "Anita Basi"
Name: Anita Basi
Title: Relationship Manager

(signed) "Karl Burgess"
Name: Karl Burgess
Title: Manager, Client Services

EXHIBIT A
MAG SILVER CORP
FORM OF RIGHTS CERTIFICATE
Certificate No.  ___________          _____________  Rights
RIGHTS CERTIFICATE
This certifies that                                                         is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, as the same may be amended or supplemented from time to time, made as of May 13, 2016 (the "Rights Agreement") between MAG Silver Corp., a corporation existing under the laws of the Province of British Columbia (the "Corporation") and Computershare Investor Services Inc., a corporation existing under the laws of Canada and authorized to carry on the business of a trust company in each of the provinces and territories of Canada, as rights agent (the "Rights Agent", which term shall include any successor Rights Agent under the Rights Agreement) to purchase from the Corporation at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid Common Share of the Corporation (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise and Declaration of Ownership duly executed and submitted to the Rights Agent at its principal office in Vancouver, British Columbia or any other office of the Rights Agent designated for that purpose for time to time by the Rights Agent.  The Exercise Price shall initially be $75.00 per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.
In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase more or less than one Common Share, all as provided in the Rights Agreement.
This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates.  Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.
This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered.  If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price of $0.00001 per Right.
No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.
No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders of the Corporation at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders of the Corporation (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.
This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been manually countersigned by the Rights Agent.
WITNESS the facsimile signature of the proper officers of the Corporation and its corporate seal.
Date: ______________________

MAG SILVER CORP.
By: _______________________                                                                            By:______________________________
Authorized Signatory                                                                                                 Authorized Signatory

Countersigned:
COMPUTERSHARE INVESTOR SERVICES INC.
By:____________________________
Authorized Signatory

FORM OF ELECTION TO EXERCISE
TO: MAG SILVER CORP.
The undersigned hereby irrevocably elects to exercise                       whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued to:

____________________________
                                Name

____________________________
                                Address

____________________________
                                City and Province

____________________________
Social Insurance Number or other
 taxpayer identification number
If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

____________________________
                                Name

____________________________
                               Address

____________________________
                                City and Province

____________________________
Social Insurance Number or other
 taxpayer identification number
Dated: _________________________________________                  _________________________________________
      Signature

Signature Guaranteed:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by an "Eligible Institution", i.e. a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in Canada or the United States.

(To be completed if true)
The undersigned hereby represents, for the benefit of the Corporation and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any other Person acting jointly or in concert with any of the foregoing (as such terms are defined in the Rights Agreement).

__________________________________
                                                                                                Signature

FORM OF ASSIGNMENT
FOR VALUE RECEIVED _____________________________
hereby sells, assigns and transfers unto _______________________________

__________________________________
 (Please print name and address of transferee)
__________________________________
the Rights represented by this Rights Certificate, together with all right, title and interest therein.
Dated: __________________________                                               ___________________________________
Signature
Signature Guaranteed:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)
Signature must be guaranteed by an "Eligible Institution", i.e. a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in Canada or the United States.
(To be completed if true)
The undersigned hereby represents, for the benefit of the Corporation and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any other Person acting jointly or in concert with any of the foregoing (as defined in the Rights Agreement).

_____________________________
                                                                                                Signature

NOTICE
In the event the certification set forth above in the Forms of Assignment and Election is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and accordingly such Rights will be null and void.

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North American Toll Free Phone:

1-866-481-2532

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272